PROSPECTUS	Filed Pursuant to Rule 424(b)(4) Registration No. 333-115920

Kingsway America Inc.

Offer to Exchange up to US$125,000,000 Aggregate Principal Amount of

Our 7.50% Senior Notes due 2014

Fully and Unconditionally Guaranteed by

Kingsway Financial Services Inc.

for

Any and All of the US$125,000,000 Aggregate Principal Amount of

Our Outstanding 7.50% Senior Notes due 2014

Fully and Unconditionally Guaranteed by

Kingsway Financial Services Inc.

We are offering to exchange up to US$125 million aggregate principal amount of our 7.50% senior notes due 2014 (which we refer to as the exchange notes) for US$125 million aggregate principal amount of our outstanding 7.50% senior notes due 2014 (which we refer to as the original notes). We sometimes refer to the exchange notes and the original notes collectively as the notes.

The terms of the exchange notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the original notes for which they may be exchanged pursuant to this exchange offer, except that the exchange notes will be freely transferable by the holders (other than as described in this prospectus), are issued free of any covenant restricting transfer absent registration and will not have the right to earn special interest in the event of a failure to register the exchange notes. The exchange notes will evidence the same debt as the original notes. Original notes that are accepted for exchange will be canceled and retired. For a description of the terms of the notes, see the section entitled “Description of the Notes.” Neither Kingsway America nor Kingsway Financial will receive any cash proceeds from this exchange offer.

Interest on the exchange notes will accrue at a rate per annum of 7.50% from the most recent date to which interest has been paid on the original notes or, if no interest has been paid on the original notes, January 28, 2004, and will be payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2004. Holders whose original notes are accepted for exchange will not receive any payment in respect of interest on the original notes for which the record date occurs on or after completion of the exchange offer. See the section entitled “The Exchange Offer.”

The original notes were sold on January 28, 2004 and March 15, 2004 in transactions that were not registered under the Securities Act of 1933. Accordingly, the original notes may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and all other applicable securities laws. We are offering the exchange notes to satisfy our obligations under the registration rights agreements relating to the original notes.

Participating in the exchange offer involves risks. See “ Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 16, 2004

Page
Special Note Regarding Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	12
Use of Proceeds	28
Capitalization	29
Ratio of Earnings to Fixed Charges	30
Selected Consolidated Financial Information	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kingsway Financial and its Subsidiaries for the Three Months Ended March 31, 2004	33
Description of the Notes	64
The Exchange Offer	77
Material U.S. Federal Income Tax Consequences	87
Plan of Distribution	89
Legal Matters	90
Independent Auditors	90
Enforcement of Civil Liabilities	90
Where You Can Find More Information	91
Index to Financial Statements	F-1

Each holder of an original note wishing to participate in the exchange offer must deliver the original note to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of original notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company (“DTC”). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section entitled “The Exchange Offer” in this prospectus and in the accompanying letter of transmittal.

If you are a broker-dealer that receives exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act of 1933. You may use this prospectus, as we may amend or supplement it in the future, for your resales of exchange notes if the original notes were acquired by you as a result of market-making activities or other trading activities. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of consummation of this exchange offer. See the section entitled “Plan of Distribution.”

THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THE DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO MR. MICHAEL SLAN, CORPORATE SECRETARY, SUITE 4400, ROYAL TRUST TOWER, TORONTO-DOMINION CENTRE, TORONTO, ONTARIO M5K 1G8, (416) 864-9700. IN ORDER TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION YOU MUST REQUEST IT NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 91. You should assume that the information appearing in this prospectus and in any documents incorporated by reference is current only as of the dates on their respective covers. You should read all information supplementing this prospectus.

i

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale or exchange of the notes described herein shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated by reference in this prospectus constitute forward-looking statements. You can identify these statements from our use of the words may, should, could, potential, continue, plan, forecast, estimate, project, believe, intend, anticipate, expect, target, is likely, will, or the negative of these terms, and similar expressions. These forward-looking statements may include, among other things:

•	statements and assumptions relating to projected growth, earnings, earnings per share and other financial performance measures, as well as management’s short-term and long-term performance goals;

•	statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;

•	statements relating to the adequacy of our provisions for unpaid claims;

•	statements relating to our business and growth strategies; and

•	any other statements, projections or assumptions that are not historical facts.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the section entitled “Risk Factors” beginning on page 12.

The risk factors and cautionary statements contained in, referred to or incorporated by reference in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that we, or persons acting on our behalf, may issue. You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this prospectus. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights only some of the information contained in this prospectus and does not contain all of the information that may be important to you in deciding whether to exchange your original notes for exchange notes. You should carefully read the entire prospectus and the documents that we have filed with the Commission that are incorporated by reference into this prospectus, prior to deciding whether to exchange your original notes for exchange notes. You should pay special attention to the section entitled “Risk Factors” beginning on page 12 of this prospectus prior to tendering your original notes in the exchange offer. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 91.

Unless otherwise specified in this prospectus, “Kingsway,” “we,” “our” and “us” refer to Kingsway Financial and its consolidated subsidiaries, including Kingsway America; “Kingsway America” or “Issuer” refers to Kingsway America Inc., the U.S. holding company for all of our U.S. subsidiaries; “Kingsway Financial” or “Guarantor” refers to Kingsway Financial Services Inc., a company incorporated under the laws of Ontario, Canada; and “you” and “yours” refer to the holders of the original notes. The exchange notes and the original notes are part of a single class of securities under the indenture, and when referring to the “notes” without the adjective “original” or “exchange”, we refer to both the original and exchange notes.

All of the dollar amounts in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “Canadian dollars,” “C$” or “$” are to Canadian dollars and any references to “U.S. dollars” or “US$” are to U.S. dollars. As presented in this prospectus, our combined ratios for our Canadian and U.S. segment information include the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

Our Company

Kingsway Financial serves as the holding company for all of our subsidiaries, including Kingsway America. Kingsway America is the holding company for all of our U.S. operating subsidiaries. Our insurance subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company and American Country Insurance Company in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados. In the year ended December 31, 2003, we generated 75% of our gross premiums written from the United States and 25% from Canada.

Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal lines of business are non-standard automobile and trucking insurance. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis.

In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. In the year ended December 31, 2003, we derived 36.6% of our gross premiums written from non-standard automobile insurance, 30.7% from trucking, 11.2% from commercial automobile, 11.5% from commercial and personal property coverages, 2.2% from motorcycle, 3.9% from standard automobile, 0.9% from warranty and

3.3% from other specialty lines. In the year ended December 31, 2003, 46.3% of our gross premiums written were generated from personal lines and 53.7% were generated from our commercial lines. In the year ended December 31, 2003, Kingsway America derived 40.0% of its direct premiums written from non-standard automobile insurance, 34.2% from trucking, 13.1% from commercial automobile, 10.4% from property and liability coverages and 2.3% from other specialty lines.

We are a leading provider of non-standard automobile and motorcycle insurance in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Florida, Illinois and South Carolina, based on direct premiums written. We are the third largest writer of non-standard automobile insurance in Illinois and the fourth largest in South Carolina according to A.M. Best, an insurance company rating organization.

Corporate Strategy

Our strategy is to build long-term shareholder value by targeting three financial measurements over a five year period: (i) a 15% average after-tax return on shareholders’ equity, (ii) an average combined ratio, a measurement of underwriting profitability, of 96% or less, and (iii) average increases in net premiums earned of 15% per annum. Our strategy is characterized by the following principles:

•	Adhere to a strict underwriting discipline. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. For 2003, our combined ratio was 101.4%. Over the five year period ended December 31, 2003, our combined ratio averaged 100.8%, including 106.0% for our Canadian operations and 98.8% for our U.S. operations. For the three months ended March 31, 2004, our combined ratio was 98.2%, including 98.4% for our Canadian operations and 98.2% for our U.S. operations. Management’s incentive compensation is directly linked to our combined ratio and return on equity objectives.

•	Apply a specialty focus to regional markets. We seek to identify market segments where we believe competition is more limited, presenting the potential for above average returns. We believe that the non-standard automobile insurance business, our primary business, is presently one such specialty market. Other specialty markets in which we operate include trucking, taxi, motorcycle and warranty insurance. We operate through a network of regionally based operating subsidiaries. This decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.

•	Rigorously manage claims at the local level. We seek to protect our business through diligent claims management. Our claims are managed by our experienced personnel located in our regional operating subsidiaries and by some of our MGAs. We maintain a culture of rigorously investigating claims, preventing fraud and litigating our claims as necessary before final settlement.

•	Expand in the United States and Canada. We rely on our detailed understanding of our regional markets to take advantage of any favorable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus. Since late 2001, we have also entered into new programs with several MGAs in the United States to expand the distribution network for our core business lines. In 2003, gross premiums written from these programs were $1,290.0 million, or 49% of our business, compared to $961.4 million, or 45% of our business, in 2002.

•

Maintain a strong relationship with our agents, MGAs and brokers.    We are committed to our distribution network of independent agents, MGAs and brokers. We continually strive to provide the highest level of service to our agents, MGAs and brokers and build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance our product mix.

Corporate Information

Kingsway America’s principal executive offices are located at 150 Northwest Point Boulevard, 6th Floor, Elk Grove Village, Illinois 60007. Kingsway America’s telephone number is (847) 871-6400. Kingsway Financial’s principal executive offices are located at 5310 Explorer Drive, Suite 200, Mississauga, Ontario L4W 5H8. Kingsway Financial’s telephone number is (905) 629-7888.

Kingsway Financial’s Web site is www.kingsway-financial.com. Information on the Web site is not incorporated by reference in this prospectus and you should not consider this information as part of this prospectus.

The Exchange Offer

Purpose of Exchange	We sold the original notes in two private offerings to qualified institutional buyers through Keefe, Bruyette & Woods, who we refer to as the initial purchaser. In connection with those offerings, we and the initial purchaser entered into registration rights agreements for the benefit of the holders of the original notes providing for, among other things, the exchange offer. The exchange offer is intended to make the exchange notes freely transferable by the holders without further registration or any prospectus delivery requirement under the Securities Act. See the section entitled “The Exchange Offer—Registration Rights.”

The Exchange Offer	We are offering to exchange up to US$125 million aggregate principal amount of our new 7.50% senior notes due 2014 (which we refer to as the “Exchange Notes”) for US$125 million aggregate principal amount of our outstanding 7.50% senior notes due 2014 (which we refer to as the “Original Notes”). We sometimes refer to the Exchange Notes and the Original Notes collectively as the Notes. The terms of the Exchange Notes and Original Notes are identical in all material respects (including principal amount, interest rate and maturity), except that the Exchange Notes will be freely transferable by the holders, have no registration rights and are not eligible to receive special interest.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 14, 2004, unless extended (the “expiration date”).

Conditions of the Exchange Offer

Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or Commission staff interpretation. See the section entitled “The Exchange Offer—Conditions of the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or Commission staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Original Notes

Brokers, dealers, commercial banks, trust companies and other nominees who hold Original Notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender Original Notes for exchange by book-entry transfer, an agent’s message (as defined under the section entitled “The Exchange Offer—Procedures for Tendering”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the Original Notes must be tendered in accordance with DTC’s ATOP procedures for transfer. To tender Original Notes for exchange by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof) in accordance with the instructions in this prospectus and contained in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the Original Notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date. By executing the letter of transmittal, you represent to us that:

• you are acquiring the Exchange Notes in the ordinary course of business;

•      you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the Original Notes or the Exchange Notes within the meaning of the Securities Act; and

•      you are not an “affiliate” of Kingsway America or Kingsway Financial (as defined under the Securities Act) or, if you are an affiliate, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In addition, each broker or dealer that receives Exchange Notes for its own account in exchange for any Original Notes that were acquired by the broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See the sections entitled “The Exchange Offer—Procedures for Tendering” and “Plan of Distribution.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If the Original Notes are in certificated form and you are a beneficial owner who wishes to tender on the registered holder’s behalf, prior to completing and executing the letter of transmittal and delivering the Original Notes, you must either make appropriate arrangements to register ownership of the Original Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

If you wish to tender your Original Notes in the exchange offer but your Original Notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your Original Notes by completing, signing and delivering the letter of transmittal or, in the case of a book-entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your Original Notes according to the guaranteed delivery procedures set forth in the section entitled “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of Original Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See the section entitled “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Original Notes and Delivery of Exchange Notes

We will accept for exchange any and all Original Notes that are properly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The Exchange Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See the section entitled “The Exchange Offer—Terms of the Exchange Offer.”

Exchange Agent	BNY Midwest Trust Company is serving as the exchange agent in connection with the exchange offer. See the section entitled “The Exchange Offer—Exchange Agent.”

Tax Consequences	For a summary of certain U.S. federal income tax consequences of ownership of the Notes, the exchange of Original Notes for Exchange Notes and the disposition of Notes, see the section entitled “Material U.S. Federal Income Tax Considerations.”

Effect on Holders of the Original Notes

As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered Original Notes pursuant to the terms thereof, we will have fulfilled some of our obligations under the registration rights agreements, and, accordingly, there will be no special interest on the Original Notes pursuant to the registration rights agreements. Holders of Original Notes who do not tender their Original Notes will continue to be entitled to all of the rights and limitations applicable thereto under the indenture dated as of January 28, 2004 (the “Indenture”) among Kingsway America, Kingsway Financial and BNY Midwest Trust Company, as trustee (the “Trustee”), relating to the Notes, except for any rights under the Indenture or the registration rights agreements which by their terms terminate or cease to be effective as a result of our making and accepting for exchange all validly tendered Original Notes pursuant to the exchange offer (including the right to receive special interest as described above). All Original Notes that remain outstanding will continue to be subject to the restrictions on transfer provided for in the Original Notes and the Indenture. To the extent that Original Notes are tendered and accepted in the exchange offer, the trading market, if any, for Original Notes could be adversely affected.

Use of Proceeds	We will not receive any cash proceeds from the issuance of Exchange Notes pursuant to the exchange offer. We used approximately US$85 million net proceeds from the sale of the Original Notes for repayment of bank debt and the remaining proceeds for general corporate purposes, including the provision of additional capital to our subsidiaries to support the expected growth of our business. See the section entitled “Use of Proceeds.”

Summary Description of the Notes

The exchange offer applies to the entire US$125 million aggregate principal amount of Original Notes that are outstanding. The terms of the Original Notes and Exchange Notes are identical in all material respects, except for certain transfer restrictions, registration and other rights relating to the exchange of Original Notes for Exchange Notes and the payment of special interest. The Exchange Notes will evidence the same debt as the Original Notes and will be governed by the Indenture under which the Original Notes were issued. See the section entitled “Description of Notes.”

Issuer	Kingsway America Inc.

Securities offered	US$125 million aggregate principal amount of 7.50% senior notes due 2014, or the Exchange Notes.

Interest Rate	7.50%

Maturity Date	February 1, 2014.

Interest Payment Dates	February 1 and August 1 of each year, commencing on August 1, 2004.

Sinking Fund	None

Ranking

The Exchange Notes will be unsecured senior obligations of Kingsway America and will rank equally with all Kingsway America’s other unsecured senior indebtedness, including Kingsway America’s guarantee of our credit agreements and our $78 million of 8.25% Debentures due December 31, 2007 (the “Senior Debentures”). For a description of our credit agreements and the Senior Debentures, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition” in our Annual Report on Form 40-F for the year ended December 31, 2003 incorporated by reference herein. The Exchange Notes will rank senior to all existing and future subordinated indebtedness of Kingsway America, including its subordinated debentures relating to trust preferred securities.

As of March 31, 2004, Kingsway America had approximately US$215.5 million of total indebtedness, including subordinated debt, of which US$125.0 million was senior indebtedness, and Kingsway Financial had approximately $386.1 million of total indebtedness, including subordinated debt, of which $266.7 million was senior indebtedness. Under the Indenture subject to certain limitations, we will have the ability to incur additional indebtedness in the future, including indebtedness which constitutes senior indebtedness. See the section entitled “Description of the Notes.”

Parent Guarantee	The Notes will be unconditionally guaranteed by Kingsway Financial. This guarantee, which we refer to as the Parent Guarantee, will be an unsecured senior obligation of Kingsway Financial and will rank equally with all Kingsway Financial’s other unsecured senior indebtedness, including our credit agreements and the Senior Debentures. See the section entitled “Description of the Notes—The Parent Guarantee.”

Optional Redemption	The Notes are redeemable at Kingsway America’s option, in whole or in part, on or after February 1, 2009 at the redemption prices set forth under the section entitled “Description of the Notes—Optional Redemption.”

Certain Covenants	The Indenture contains certain covenants that limit the ability of Kingsway Financial, Kingsway America and their respective subsidiaries to, among other things: incur or guarantee additional indebtedness; create or assume liens or secured indebtedness; pay dividends or effect redemptions; merge or consolidate with any other person; sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets; or allow Kingsway America to be owned by any person other than Kingsway Financial or a non-operating subsidiary of Kingsway Financial. See the section entitled “Description of the Notes—Certain Covenants.”

Exchange Offer; Registration Rights

In the registration rights agreements, we agreed to file with the Commission one or more registration statements with respect to an offer to exchange the Original Notes for substantially similar notes that are registered under the Securities Act. Alternatively, if the exchange offer cannot be completed, we may file one or more registration statements to cover resales of the Original Notes. If we do not comply with these obligations, we will be required to pay special interest to the holders of the Original Notes, but this provision does not apply to the Exchange Notes. This offering of Exchange Notes is being made to satisfy our obligations under the registration rights agreements. See the section entitled “The Exchange Offer— Registration Rights.”

Transfer Restrictions	The Original Notes have not been registered under the Securities Act and are subject to restrictions on transfer. The Exchange Notes will be registered under the Securities Act and will not be subject to those restrictions.

No Public Market	The Original Notes are, and the Exchange Notes will be, a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers have advised us that they intend to make a market in the Original Notes and, if issued, the Exchange Notes, but they are not obligated to do so and may discontinue their market-making activities at any time without notice.

Risk Factors	See the section entitled “Risk Factors” for a discussion of certain factors that should be considered prior to tendering your Original Notes for Exchange Notes.

Summary Consolidated Financial Data

The following tables set forth the summary consolidated financial data and other financial information of Kingsway Financial and Kingsway America as at and for each of the years in the five-year period ended December 31, 2003 and as at and for each of the three-month periods ended March 31, 2004 and March 31, 2003. The summary consolidated financial data below for each of the three-month periods ending March 31, 2004 and March 31, 2003 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kingsway Financial and its Subsidiaries for the Three Months Ended March 31, 2004” and our consolidated financial statements and the related notes included in this prospectus beginning on page F-1. The summary consolidated financial data presented below for the five-year period ending December 31, 2003 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes in our Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated by reference herein.

Kingsway Financial’s consolidated financial statements contained in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, which we refer to in this prospectus as Canadian GAAP. Canadian GAAP, as applied to us, conforms in all material respects with U.S. generally accepted accounting principles, which we refer to in this prospectus as U.S. GAAP, except as otherwise described in the consolidated financial statements of Kingsway Financial included in or incorporated by reference into this prospectus, where we provide a reconciliation of the differences between Canadian GAAP and U.S. GAAP. Kingsway America’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The financial information as at and for each of the years in the five-year period ending December 31, 2003 is derived from the audited financial statements of Kingsway Financial incorporated by reference into this prospectus from our Annual Report on Form 40-F for the year ended December 31, 2003 and of Kingsway America, which are not so incorporated or included herein. The financial information as at and for each of the three-month periods ending March 31, 2004 and March 31, 2003 are derived from the unaudited financial statements of Kingsway Financial included in this prospectus and of Kingsway America, which are not so included. Kingsway Financial publishes its consolidated financial statements in Canadian dollars and Kingsway America publishes its consolidated financial statements in U.S. dollars. The comparability of the operating data in different periods is affected by currency exchange rate fluctuations.

Kingsway Financial and its Subsidiaries

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands of Canadian dollars, except per share data)
AMOUNTS UNDER CANADIAN GAAP:
Statement of Operations Data
Gross premiums written	$710,445	$702,560	$2,636,822	$2,124,691	$1,065,262	$643,022	$508,595
Net premiums written	684,081	666,663	2,518,711	2,009,963	1,014,960	604,693	468,874

Revenues:
Net premiums earned	584,830	551,255	2,381,984	1,737,754	872,830	539,969	445,557
Investment income	19,330	12,910	66,100	56,316	42,692	37,109	32,037
Premium finance income	2,999	2,856	12,269	8,539	9,861	7,467	5,761
Net realized gains	6,770	(688)	55,032	16,259	12,079	10,444	950

Total revenues	613,929	566,333	2,515,385	1,818,868	937,462	594,989	484,305

Expenses:
Claims incurred	422,206	388,664	1,770,137	1,240,329	616,079	371,946	304,541
Commissions and premium taxes	110,555	114,309	503,158	372,051	167,176	106,378	90,844
General and administrative	41,662	30,432	142,611	122,762	81,938	66,925	61,630
Interest expense	6,930	4,462	20,983	12,274	11,399	11,408	10,557
Amortization of intangible assets	175	230	854	716	—	—	—

Total expenses	581,528	538,907	2,437,743	1,748,132	876,592	556,657	467,572

Income before income taxes	32,401	28,236	77,642	70,736	60,870	38,332	16,733
Income taxes (benefit)	1,633	3,842	(7,641)	(8,796)	10,083	5,393	(1,896)

Net income before goodwill	30,768	24,394	85,283	79,532	50,787	32,939	18,629
Amortization of goodwill, net of applicable income taxes (1)	—	—	—	—	5,856	5,469	5,031

Net income	$30,768	$24,394	$85,283	$79,532	$44,931	$27,470	$13,598

Diluted earnings per share	$0.55	$0.49	$1.62	$1.61	$1.19	$0.80	$0.38

	As at March 31, 2004		As at December 31,
			2003	2002	2001	2000	1999
	(unaudited)
	(in thousands of Canadian dollars, except per share data and ratios)
AMOUNTS UNDER CANADIAN GAAP:
Balance Sheet Data
Cash and investments	$ 2,839,196		$2,652,935	$2,078,665	$1,223,198	$780,510	$686,196
Total assets	3,989,779		3,630,436	2,984,434	1,778,744	1,173,926	1,071,710
Total liabilities	3,237,732		2,925,477	2,371,509	1,241,902	901,213	829,668
Total indebtedness, including subordinated debt	386,056		347,876	272,026	144,516	143,129	153,270
Total shareholders’ equity	752,047		704,959	612,925	536,842	272,713	242,042
Ratio of total debt to capitalization(2)	34%		33%	31%	21%	34%	39%
Book value per share	$ 13.39		$12.63	$12.56	$11.03	$8.01	$7.12

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Other Data:
Combined ratio(3)
Consolidated	98.2%	96.8%	101.4%	99.8%	99.1%	101.0%	102.6%
Canadian operations(4)	98.4%	99.9%	111.8%	108.4%	103.1%	101.8%	104.8%
U.S. operations(4)	98.2%	96.0%	98.3%	97.2%	96.8%	100.9%	100.6%
Return on equity(5)	16.9%	16.0%	12.9%	13.8%	13.3%	10.7%	5.5%
Ratio of earnings to fixed charges(6)	5.68	7.33	4.70	6.76	5.83	3.88	2.11

(1)	Effective January 1, 2002, in accordance with new accounting standards, all existing goodwill and intangible assets with indefinite lives ceased to be amortized to income over time, and are subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value.
(2)	The ratio of total debt to capitalization consists of total indebtedness, including subordinated debt, divided by the sum of total indebtedness, including subordinated debt, and total shareholders’ equity.
(3)	The combined ratio is the sum of the claims ratio and the expense ratio. The claims ratio is derived by dividing the amount of claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned.
(4)	Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.
(5)	Return on equity percentage is net income expressed as a percentage of average shareholders’ equity during the period.
(6)	Earnings consist of income before income taxes plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest expense.

Kingsway America and its Subsidiaries

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
AMOUNTS UNDER U.S. GAAP:	(in thousands of U.S. dollars)
Statement of Operations Data
Direct premiums written	$413,085	$379,904	$1,411,750	$1,031,834	$421,276	$220,202	$184,810
Net premiums written	129,014	118,543	417,263	304,431	171,269	108,946	93,800

Revenues
Net premiums earned	99,547	90,400	402,595	310,236	142,651	99,958	96,353
Net investment income	4,805	3,261	15,418	15,980	8,391	8,174	9,076
Net investment income—affiliate	—	232	1,229	1,808	984	530	—
Net realized investment gains	789	(1,395)	15,108	2,996	1,727	2,970	580
Premium financing	259	288	(215)	477	2,377	1,611	1,333
Miscellaneous income	598	502	2,360	(394)	826	390	391

Total revenues	105,998	93,288	436,495	331,103	156,956	113,633	107,733
Expenses
Claims incurred	84,188	73,992	337,241	242,110	102,772	71,452	67,267
Commissions and premium taxes	2,807	964	12,780	48,558	10,074	8,301	9,941
General and administrative	18,174	8,211	57,509	45,643	25,257	23,674	25,042
Interest expense(1)	2,526	237	2,496	—	—	—	—
Amortization of goodwill and intangible assets(2)	133	153	611	458	4,155	4,179	3,267

Total expenses	107,828	83,557	410,637	336,769	142,258	107,606	105,517

Income before income taxes	(1,830)	9,731	25,858	(5,666)	14,698	6,027	2,216
Income taxes (benefit)	(51)	3,443	8,270	(2,158)	5,715	2,364	(1,241)

Net income	$(1,779)	$6,288	$17,588	$(3,508)	$8,983	$3,663	$3,457

	As at March 31, 2004		As at December 31,
			2003	2002	2001	2000	1999
	(unaudited)
AMOUNTS UNDER U.S. GAAP:	(in thousands of U.S. dollars, except ratios)
Balance Sheet Data
Cash and investments	$ 547,467		$510,953	$583,750	$223,329	$156,136	$167,900
Total assets	2,174,549		1,824,874	1,475,543	617,799	422,740	400,859
Total liabilities	1,977,160		1,524,323	1,229,487	423,449	275,159	251,039
Total indebtedness, including subordinated debt	215,500		90,500	55,000	—	—	—
Total shareholders’ equity	$ 197,389		$300,551	$231,056	$194,350	$147,581	$149,820
Ratio of total debt to capitalization(3)	52%		23%	19%	0%	0%	0%

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Other Data:	(unaudited)
Consolidated
Claims ratio(4)	84.6%	81.8%	83.8%	78.0%	72.0%	71.5%	69.8%
Expense ratio(5)	21.1%	10.1%	17.4%	30.4%	24.8%	32.0%	36.3%

Combined ratio(6)	105.7%	91.9%	101.2%	108.4%	96.8%	103.5%	106.1%
Ratio of earnings to fixed charges(7)	0.28	42.06	11.97	—	—	—	—

(1)	Kingsway America guarantees the bank debt of Kingsway Financial and from time to time distributes funds to pay the U.S.-related portion of the debt service, but is not a borrower under the credit agreements. Therefore, the interest expense relating to the bank debt of Kingsway Financial is not reflected in Kingsway America’s consolidated financial statements but on Kingsway Financial’s consolidated financial statements.
(2)	Effective January 1, 2002, in accordance with new accounting standards, all existing goodwill and intangible assets with indefinite lives ceased to be amortized to income over time, and are subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value.
(3)	The ratio of total debt to capitalization consists of total indebtedness, including subordinated debt, divided by the sum of total indebtedness, including subordinated debt, and total shareholders’ equity.
(4)	The claims ratio is derived by dividing the amount of claims incurred by net premiums earned.
(5)	The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned.
(6)	The combined ratio is the sum of the claims ratio and the expense ratio.
(7)	Earnings consist of income before income taxes plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest expense.

RISK FACTORS

An investment in the Notes involves a number of risks. Prospective investors should carefully read and consider the following risks and the other information contained or incorporated by reference in this prospectus, including the financial statements and the related notes, before investing in the Notes. The business, financial condition and results of operations of Kingsway America or Kingsway Financial could be materially adversely affected by any of these risks.

Risks Relating to this Offering

The significant amount of debt of Kingsway America and Kingsway Financial could adversely affect our financial health, make us more vulnerable to adverse economic conditions and prevent Kingsway America or Kingsway Financial from fulfilling its obligations under the Notes.

As of March 31, 2004, including capital lease obligations and subordinated debt relating to trust preferred securities, Kingsway America had:

•	approximately US$215.5 million of total indebtedness, including subordinated debt, outstanding, of which US$125.0 million was senior debt;

•	interest expense for the three months ended March 31, 2004 of approximately US$2.5 million; and

•	total debt to capitalization of 52%.

As of March 31, 2004, including capital lease obligations and subordinated debt relating to trust preferred securities, Kingsway Financial had:

•	approximately $386.1 million of total indebtedness, including subordinated debt, outstanding, of which $266.7 million was senior debt;

•	interest expense for the three months ended March 31, 2004 of approximately $6.9 million; and

•	total debt to capitalization of 34%.

Our leverage could have important consequences to you. For example, it could:

•	make it more difficult for Kingsway America or Kingsway Financial to satisfy its obligations with respect to the Notes or its other indebtedness;

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other general corporate purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make payments on our debt;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	increase our vulnerability to adverse economic and industry conditions.

The ability of Kingsway America to pay interest on the Notes and to satisfy its other debt obligations will depend upon, among other things, its future operating performance and its ability to refinance debt when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors beyond Kingsway America’s control. If, in the future, Kingsway America cannot generate sufficient cash from operations to make scheduled payments on the Notes or to meet its other obligations, it will need to refinance some or all of its debt, obtain additional financing or sell assets. The ability to borrow funds in the future to make payments on its debt will depend on our satisfaction of the covenants in our credit agreements, the indenture governing the Senior Debentures and other debt agreements, including the Indenture, and other future agreements.

Kingsway America and Kingsway Financial may incur additional debt in the future, which would intensify the risks we now face as a result of our debt levels described above.

Kingsway America and Kingsway Financial will be able to incur substantial additional indebtedness in the future. Although our credit agreements, debt indentures, the indenture governing the Senior Debentures and the Indenture restrict Kingsway America and Kingsway Financial from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If Kingsway America and Kingsway Financial incur additional debt, the risks that we now face as a result of our leverage could intensify.

Although the Notes are referred to as “senior notes,” they will be subordinated to any secured indebtedness of Kingsway America or Kingsway Financial.

The Notes and the Parent Guarantee will be unsecured and subordinated to any secured indebtedness Kingsway America and Kingsway Financial, respectively, may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving Kingsway America or Kingsway Financial, the assets which serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Notes. Currently, neither Kingsway America nor Kingsway Financial has any outstanding secured debt.

Our holding company structure effectively subordinates claims against Kingsway America and Kingsway Financial to claims against their respective operating subsidiaries.

Each of Kingsway America and Kingsway Financial is a holding company with assets consisting primarily of the capital stock of their respective operating subsidiaries. The right of Kingsway America and Kingsway Financial to claim the assets of their respective subsidiaries is therefore junior to the claims that creditors of their respective subsidiaries have against those subsidiaries except to the extent that Kingsway America or Kingsway Financial may itself be a creditor of a subsidiary. Holders of the Notes will only be creditors of Kingsway America and of Kingsway Financial. In the case of subsidiaries of Kingsway America and Kingsway Financial, all of the existing and future liabilities of those subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Notes.

If our operating subsidiaries are unable to pay dividends, Kingsway America may be unable to make payments under the Notes and Kingsway Financial may be unable to make payments under the Parent Guarantee.

Kingsway Financial conducts its operations through its Canadian subsidiaries and Kingsway America conducts its operations through its U.S. operating subsidiaries. Kingsway Financial also has wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados. As a result, Kingsway Financial’s ability to make payments on the Parent Guarantee and Kingsway America’s ability to make payments on its Notes will depend primarily on distributions or other payments to Kingsway Financial and Kingsway America from their operating subsidiaries. The payment of distributions, making of loans and advances or other payments to Kingsway Financial and Kingsway America from their respective subsidiaries depends on the earnings of those subsidiaries and is subject to various other business considerations. In addition, distributions and other payments by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2004, under these insurance regulatory restrictions, based on our December 31, 2003 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $212.9 million. However, our credit agreements contain financial covenants that may prevent our subsidiaries from paying any such dividends.

Kingsway America, Kingsway Financial and their respective subsidiaries are separate and distinct legal entities. The subsidiaries of Kingsway America and Kingsway Financial (other than Kingsway America) have no obligation to pay principal or interest on the Notes or to fund or to make funds available to Kingsway America or Kingsway Financial for that purpose, whether in the form of distributions, loans, advances or other payments.

Our ability to deduct interest on the Notes for U.S. federal income tax purposes may be limited or deferred. If so, our income taxes could be increased and we may have a reduced amount of cash available to pay principal or interest to the holders of the Notes.

The deduction of interest payable with respect to the Notes as accrued for U.S. federal income tax purposes may be deferred or disallowed pursuant to the earnings stripping rules of Section 163(j) of the United States Internal Revenue Code of 1986, as amended, or the Code, or for that portion of the interest expense allocable to the holding of tax-exempt obligations as provided by Section 265 of the Code.

Under the earnings stripping rules of Section 163(j) of the Code, because the Notes are guaranteed by Kingsway Financial, a Canadian company, if the debt-to-equity ratio of our U.S. affiliated group exceeds a “safe harbor amount” equal to 1.5 to 1, the U.S. federal income tax deduction for interest accrued on the Notes would potentially be subject to partial or complete deferral or disallowance. The amount deferred or disallowed would be limited to the amount that our U.S. group’s net interest expense exceeds the sum of 50% of the group’s adjusted taxable income plus any unused “excess limitation” from the prior three years. Our U.S. group’s “excess limitation” would be equal to the amount by which 50% of the group’s adjusted taxable income exceeds its net interest expense. Any amount of the deduction for interest disallowed under the earnings stripping rules could be carried over to the succeeding taxable year. Legislation has been introduced in the Congress that would eliminate the 1.5 to 1 debt-equity safe harbor described above and reduce the adjusted taxable income threshold described above. This proposal also would limit the carryforward period for disallowed interest and eliminate the carryover of unused “excess limitation.” We believe that our deduction of interest payable with respect to the Notes would not currently be deferred or disallowed pursuant to the existing or proposed limitations. However, we cannot assure you that deductions may not be limited in the future.

Under Section 265(a)(2) of the Code, interest on indebtedness incurred or continued to purchase or carry obligations exempt from U.S. federal income tax is not deductible. The determination of whether the indebtedness incurred by Kingsway America from the issuance of the Notes was continued or incurred to purchase or carry tax-exempt obligations is based on relevant facts and circumstances, and to the extent that we currently own or invest in tax-exempt obligations after issuance of the Notes, our deduction for U.S. federal income taxes could be subject to disallowance.

The Original Notes are subject to restrictions on transfer.

We relied on an exemption from the registration requirements of the Securities Act and applicable state securities laws in offering the Original Notes. Accordingly, the Original Notes may be transferred or resold only in transactions registered, or exempt from registration, under the Securities Act and applicable state securities laws. The exchange of the Original Notes for Exchange Notes will be registered under the Securities Act.

No established market exists for the Notes.

There is currently no public market for the Original Notes. The Exchange Notes will constitute a new issue of securities for which there is no established trading market. Although the initial purchaser has advised Kingsway America that it currently intends to make a market in the Original Notes and, if issued, the Exchange Notes, it is not obligated to do so and may discontinue such market-making at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Securities and Exchange Act of 1934 (the “Exchange Act”), and may be limited during the exchange offer. Accordingly, we cannot assure you that you will be able to sell your Original Notes or Exchange Notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the Exchange Notes or, in the case of any holders of Original Notes that do not participate in the exchange offer, the trading market for the Original Notes. Kingsway America does not intend to apply for listing or quotation of the Original Notes or, if issued, the Exchange Notes. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

You must carefully follow the required procedures in order to exchange your Original Notes.

The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the exchange agent of a duly executed letter of transmittal and all other required documents. Therefore, if you wish to tender your Original Notes, you must allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to notify you of defects or irregularities with respect to tenders of Original Notes for exchange. Any holder of Original Notes who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker or dealer that receives Exchange Notes for its own account in exchange for Original Notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See the sections entitled “The Exchange Offer—Procedure for Tendering” and “Plan of Distribution” beginning on pages 78 and 89 of this prospectus, respectively.

If you do not exchange Original Notes for Exchange Notes, transfer restrictions will continue and trading of the Original Notes may be adversely affected.

The Original Notes have not been registered under the Securities Act and are subject to substantial restrictions on transfer. Original Notes that are not tendered for exchange or are tendered but are not accepted will, following completion of the exchange offer, continue to be subject to existing restrictions upon transfers. We do not currently expect to register the Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in the exchange offer, the trading market for Original Notes, if any, could be adversely affected. See the section entitled “The Exchange Offer—Consequences of Failure to Exchange” beginning on page 82 of this prospectus.

It may be difficult for investors to enforce civil liabilities against Kingsway Financial under U.S. federal and state securities laws.

Kingsway Financial is incorporated under the laws of Ontario, Canada. Most of its directors and executive officers are residents of Canada and a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon Kingsway Financial or its directors and officers or to realize against them upon judgments of courts of the United States predicated upon the civil liabilities of Kingsway Financial or its directors or officers under U.S. federal securities laws or securities or blue sky laws of any state within the United States. We believe that a judgment of a U.S. court predicated solely upon the civil liability under the Securities Act and/or the Exchange Act would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

You may be unable to enforce your rights under U.S. bankruptcy law.

Kingsway Financial is incorporated under the laws of Ontario, Canada and a substantial amount of its assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the United States may not recognize the United States bankruptcy court’s jurisdiction.

Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Canadian debtor with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable.

The rights of the Trustee and holders of the Notes to enforce remedies under the Indenture could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Canadian Bankruptcy and Insolvency Act and the Canadian Companies’ Creditors Arrangement Act contain provisions enabling “an insolvent person” to obtain an order which could prevent its creditors and others from initiating or continuing proceedings against it while it prepares a proposal or plan of arrangement for approval by those creditors who will be affected by the proposal or plan of arrangement. Such a restructuring plan or proposal, if accepted by the requisite majorities of each affected class of the insolvent’s creditors and approved by the supervising court, would be binding on the minorities in any such class who vote against the plan or proposal. This restructuring legislation generally permits the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument during the period that the stay against proceedings remains in force.

During the stay period, the Trustee and holders of the Notes are likely to be restrained from enforcing remedies under the Indenture and payments under the Parent Guarantee are unlikely to be made. It is equally unlikely that holders of the Notes would be compensated for any delay in payment, if any, of principal or interest other than a right to claim accrued and unpaid interest on the amounts owing under the Notes and the Indenture, unless the right is itself compromised under any restructuring plan or proposal approved by creditors and the court.

Risks Relating to Our Business

Our insurance subsidiaries’ provision for unpaid claims may be inadequate, which would result in a reduction in our net income.

Our insurance subsidiaries’ provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Actual losses from claims may deviate, perhaps substantially, from the provisions for unpaid claims reflected in our financial statements. As of March 31, 2004, our provisions for unpaid claims were $1,836.1 million, which we believe are adequate.

We base our provisions for unpaid claims on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. Furthermore, factors such as inflation, claims settlement patterns, legislative activity and litigation trends, all of which are difficult to predict, may have a substantial impact on our actual claims experience. As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience are usually required before a meaningful comparison can be made between actual losses and the original provisions for unpaid claims.

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year end. Favorable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined. Unfavorable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined. During 2003, we experienced reserve deficiencies of $196.8 million on prior periods.

Of this deficiency, 17% was related to non-standard automobile, standard automobile and motorcycle business in Ontario, which we refer to as our Ontario automobile business, 9% was related to our commercial automobile business in Canada, 10% was related to our non-standard automobile business in Florida, 18% was related to our non-standard automobile business in Alberta, 11% to our MGA non-standard automobile programs in the United States, 9% was related to trucking in the United States, and 7% was related to our trucking business in Canada. Although we have made adjustments in our reserving practices to reflect this claims experience, we cannot assure you that these unfavorable trends will not require additional reserves in the future. For a summary of the development of our provision for unpaid claims over the past ten years, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Provisions for Unpaid Claims” and “—Results of Operations” in our Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated by reference herein.

In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

To the extent our insurance subsidiaries’ actual claims experience is less favorable than our current claims estimates reflected in our provisions for unpaid claims, we will be required to increase our provisions for unpaid claims which will reduce our profitability in future periods. Moreover, insufficiencies in our insurance subsidiaries’ provisions for unpaid claims could have a material adverse effect on our results of operations and financial condition.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.

We have grown rapidly over the last several years. As a result, our gross premiums increased 66% in 2001, 99% in 2002, 24% in 2003 and 1% in the first three months of 2004 compared to the same period in 2003. This growth may place a strain on our management systems and operational and financial resources. Rapid growth in gross premiums may also place a strain on the surplus of our subsidiaries. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our future growth and the successful integration and management of new MGA relationships, acquired businesses and other new business involves numerous risks that could adversely affect our growth and profitability, and are contingent on various factors, including:

•	expanding our financial, operational and management information systems;

•	managing our relationships with independent agents, MGAs and brokers, including maintaining adequate controls;

•	expanding our executive management and the infrastructure required to effectively control our growth;

•	maintaining ratings for certain of our insurance subsidiaries;

•	increasing the statutory capital of our insurance subsidiaries to support additional underwriting;

•	accurately setting provisions for claims for new business where we lack historical underwriting experience;

•	obtaining regulatory approval for appropriate premium rates; and

•	obtaining the required regulatory approvals to offer additional insurance products or expand into additional states and provinces.

As described elsewhere in this prospectus, A.M. Best announced in February 2003 that the financial strength rating for Lincoln General Insurance Company, our largest U.S. operating subsidiary, remained under review with negative implications pending the completion of our capital raising initiatives and effective management of Lincoln General’s premium growth in 2003. A.M. Best expressed concerns regarding our ability to secure significant amounts of new capital both to support our current book of business and to sustain our future growth plans as well as Lincoln General’s ability to maintain profitability and effectively manage its growth and administer the underwriting and claims functions associated with Lincoln General’s substantial amount of new business. On September 15, 2003, A.M. Best affirmed Lincoln General’s A- (Excellent) rating with a negative outlook, and stated that Lincoln General was no longer under review. In February 2003, A.M. Best lowered the financial strength rating of our Canadian subsidiaries from A (Excellent) to A- (Excellent) as a result of deterioration in the Canadian group’s capitalization due to strong premium growth and poor underwriting performance driven by adverse loss development on our Ontario automobile business. On March 5, 2004, A.M. Best lowered their financial strength ratings of two of our Canadian subsidiaries, Kingsway General Insurance Company, or Kingsway General, and York Fire Casualty Company, or York Fire, each from A- (Excellent) to B++ (Very Good) and assigned a negative outlook. A.M. Best stated that the lowered ratings of Kingsway General and York Fire were based on operating and underwriting performance and weak capitalization, partially offset by significant rate increases in 2002 and 2003, the strengthening of loss reserves, the progress made to reduce claim costs, as well as the explicit financial support of Kingsway Financial. In addition, A.M. Best expressed concerns regarding the impact of regulatory changes to automobile insurance products occurring in Ontario and Alberta on the profitability of Kingsway General and York Fire. A.M. Best also stated that the financial strength ratings of all of our insurance subsidiaries in both the United States and Canada will remain under pressure pending our ability to lower underwriting leverage by raising capital, meeting our 2004 profit targets, controlling premium growth and eliminating adverse loss reserve development. A.M. Best has also informed us that in the near term we will either need to substantially increase capital and surplus of our insurance subsidiaries or secure additional reinsurance to reduce our net premiums written. We believe that we will be able to address A.M. Best’s concerns within a time frame considered adequate by A.M. Best. We cannot assure you, however, that A.M. Best will not downgrade our ratings. If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies may be adversely affected.

We cannot assure you that we will be able to manage our growth effectively or that we will be successful in expanding our business, that our existing infrastructure will be able to support additional expansion or that any new business will be profitable. If we are unable to manage our growth, our results of operations and financial condition may be adversely affected.

We rely on independent agents, MGAs and brokers and are exposed to risks.

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2003, approximately 56% of our gross written premiums in the United States were sourced through MGAs and approximately 44% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, MGAs and brokers and we rely heavily on their ability to attract new business. These independent agencies and MGAs typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

Our independent agents, MGAs and brokers generally have the ability to bind insurance policies and a few MGAs may settle claims on our behalf, and we have only limited ability to exercise control over them. In the event that an independent agent, MGA or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, MGAs or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

In accordance with industry practice, our customers often pay the premiums for their policies to agents, MGAs or brokers for payment over to us. These premiums are considered paid when received by the agent, MGA or broker and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent, MGA or broker. Consequently, we assume a degree of risk associated with our reliance on independent agents, MGAs and brokers in connection with the settlement of insurance balances.

In addition, MGAs are subject to regulation as insurance producers, including licensing requirements, and, to the extent that the MGA has the ability to bind insurance policies and to settle claims, the MGA is subject to regulation of these functions. Noncompliance by any of our MGAs with applicable regulatory requirements could have adverse regulatory implications on us. We have, in the past, become involved in the settlement of regulatory issues due to one of our MGAs, resulting in the payment of fines by us that were reimbursed by the MGA.

Engaging in acquisitions involves risks and, if we are unable to effectively manage these risks, our business may be materially harmed.

From time to time we engage in discussions concerning acquisition opportunities, although we cannot assure you that any such discussions will result in a transaction. As a result of such discussions, we may enter into acquisition transactions. Acquisitions entail numerous risks, including the following:

•	difficulties in the integration of the acquired business;

•	assumption of unknown material liabilities, including deficient provisions for unpaid claims;

•	diversion of management’s attention from other business concerns;

•	failure to achieve financial or operating objectives; and

•	potential loss of policyholders or key employees of acquired companies.

We may not be able to integrate successfully any business, operations, personnel, services or products that we may acquire in the future.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.

The property and casualty markets in which we operate are highly competitive. We compete, and will continue to compete, with major North American and other insurers, many of which have greater financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we are not aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

In our non-standard automobile business, we compete with both large national underwriters and smaller regional companies. Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and reduced costs to acquire policies. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the demand for our products to decrease, which would adversely affect our profitability. In addition, in certain provinces or states, government-operated risk plans may provide non-standard automobile insurance products at a lower price than those we provide.

Additionally, our markets may attract competition from time to time from new or temporary entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

Our operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry and in the automobile insurance market.

The results of companies in the property and casualty insurance industry have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by many factors, including:

•	rising costs that are not known by companies at the time they price their products, such as unforeseen case law developments;

•	volatile and unpredictable developments, including weather-related and other natural catastrophes;

•	changes in insurance and tax laws and regulation, as well as new legislative initiatives; and

•	general economic conditions, such as fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

•	regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;

•	developing trends in tort and class action litigation which may encourage frivolous litigation or expose automobile insurers to allegations of bad faith;

•	changes in consumer protection laws which could limit the use of used or like kind and quality after-market parts or to compel compensation for alleged diminution in value notwithstanding repair of the vehicle; and

•	changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures.

The financial performance of the property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets characterized generally by increased competition resulting in lower premium rates followed by “hard” markets characterized generally by lessening competition and increasing premiums rates. Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

Our operations are restricted by the terms of our debt, which could limit our ability to plan for or to react to market conditions or meet our capital needs, which could increase your credit risk.

Our credit agreements, debt indentures, the indenture governing the Senior Debentures and the Indenture contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. These agreements also require us to maintain specified financial ratios, including a requirement that we maintain on a consolidated basis a specified ratio of net premiums written to statutory capital and surplus, or capital surplus ratio. The covenants under these agreements could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with the capital surplus ratios and other financial covenants in these agreements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

Our failure to comply with the covenants contained in our credit agreements or debt indentures, including as a result of events beyond our control, could result in an event of default which could cause payment of our debt to be accelerated.

If we are not able to comply with the covenants and other requirements contained in our credit agreements, the indenture governing the Senior Debentures or our debt indentures, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments (including the Indenture), we could be prohibited from accessing additional borrowings, and the holders of the defaulted debt instrument could declare amounts outstanding with respect to such debt to become immediately due and payable. Upon such an event, our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments, including Kingsway America’s and Kingsway Financial’s obligations with respect to the Notes. In addition, such a repayment under an event of default could adversely affect our liquidity and force us to cease or substantially slow our growth.

If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria established by the rating agencies. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s premiums.

Our insurance subsidiaries are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and ability to meet policyholder obligations. Our Canadian subsidiaries, Kingsway General Insurance Company and York Fire & Casualty Insurance Company possess a “B++” (Very Good) rating from A.M. Best (fifth highest of 15 rating levels) and Jevco Insurance Company possesses an “A-” (Excellent) rating from A.M. Best (fourth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty Company have an “A-” (Excellent) rating (fourth highest of 15 rating levels), American Service Insurance Company, Inc. has a “B++” (Very Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and Southern United Fire Insurance Company have a “B+” (Very Good) rating (sixth highest of 15 rating levels), and U.S. Security Insurance Company has a “B” (Fair) rating (seventh highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed “secure” and are assigned to insurers which have, on balance, excellent balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B++ and B+ (Very Good) are deemed “secure” and are assigned to insurers which have, on balance, very good balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a good ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B (Fair) are deemed “vulnerable” and are assigned to insurers which have, on balance, fair balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have an ability to meet their ongoing obligations to policyholders.

On February 27, 2003, A.M. Best affirmed the individual financial strength ratings of our U.S. insurance subsidiaries and lowered the group financial strength rating of our Canadian subsidiaries from A (Excellent) to A- (Excellent). A.M. Best stated that the lowered rating of our Canadian group resulted from a deterioration in the group’s capitalization due to strong premium growth and poor underwriting performance driven by adverse loss development in our Ontario automobile business. A.M. Best also stated that the rating would remain under pressure pending the ability of our Canadian subsidiaries to improve their capital position and meet their underwriting and operating objectives for 2003. In addition, the financial strength rating for Lincoln General, our largest U.S. subsidiary, remained under review with negative implications pending the completion of our capital raising initiatives and effective management of Lincoln’s premium growth in 2003. A.M. Best expressed concerns regarding our ability to secure significant amounts of new capital both to support our current book of business and to sustain our future growth plans as well as Lincoln General’s ability to maintain profitability and effectively manage its growth and administer the underwriting and claims functions associated with its substantial amount of new business. On September 15, 2003, A.M. Best affirmed Lincoln General’s A- (Excellent) rating with a negative outlook, and stated that Lincoln General was no longer under review.

On March 5, 2004, A.M. Best lowered their financial strength ratings of two of our Canadian subsidiaries, Kingsway General Insurance Company, or Kingsway General, and York Fire Casualty Company, or York Fire, each from A- (Excellent) to B++ (Very Good) and assigned a negative outlook. A.M. Best stated that the lowered ratings of Kingsway General and York Fire were based on operating and underwriting performance and weak capitalization, partially offset by significant rate increases in 2002 and 2003, the strengthening of loss reserves, the progress made to reduce claim costs, as well as the explicit financial support of Kingsway Financial. In addition, A.M. Best expressed concerns regarding the impact of regulatory changes to automobile insurance products occurring in Ontario and Alberta on the profitability of Kingsway General and York Fire. A.M. Best also stated that the financial strength ratings of all of our insurance subsidiaries in both the United States and Canada will remain under pressure pending our ability to lower underwriting leverage by raising capital, meeting our 2004 profit targets, controlling premium growth and eliminating adverse loss reserve development. A.M. Best has also informed us that in the near term we will either need to substantially increase capital and surplus of our insurance subsidiaries or secure additional reinsurance to reduce our net premiums written in order to maintain our present ratings. We believe that we will be able to address A.M. Best’s concerns within a time frame considered adequate by A.M. Best. We cannot assure you, however, that A.M. Best will not downgrade our ratings. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected.

Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could significantly decline.

For the year ended December 31, 2003, approximately 36.6% of our gross premiums written were attributable to non-standard automobile and 30.7% were attributable to trucking insurance. In the three month period ended March 31, 2004, approximately 35.9% of our gross premiums written were attributable to non-standard automobile and 27.9% were attributable to trucking insurance. The size of both the non-standard automobile and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may specifically be affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

If we fail to comply with applicable insurance laws or regulatory requirements, our business, results of operations and financial condition could be adversely affected.

As an insurance company, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

•	rate setting;

•	risk-based capital and solvency standards;

•	restrictions on the amount, type, nature, quality and quantity of investments;

•	the maintenance of adequate reserves for unearned premiums and unpaid claims;

•	restrictions on the types of terms that can be included in insurance policies;

•	standards for accounting;

•	marketing practices;

•	claims settlement practices;

•	the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;

•	the licensing of insurers and their agents;

•	limitations on dividends and transactions with affiliates;

•	approval of certain reinsurance transactions; and

•	insolvency proceedings.

In addition, these statutes typically require us periodically to file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition and general business operations. We allocate considerable time and resources to comply with these requirements.

Any failure to comply with applicable laws or regulations could result in the imposition of fines or significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In the past, various state insurance departments have levied fines on some of our subsidiaries in connection with regulatory examinations. In addition, any changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

Rate freezes on automobile insurance premiums in Ontario and Alberta were effected in October and December of 2003, freezing automobile insurance rates at October 23rd and October 30th levels, respectively. The governments of Ontario and Alberta indicated that the rate freezes were in anticipation of insurance reform programs. In December 2003, the Ontario legislature passed the Automobile Rate Stabilization Act of 2003 (the “Rate Stabilization Act”) and lifted the rate freeze in January 2004. The Rate Stabilization Act requires insurers to submit their risk classification system and rates for automobile insurance to the Financial Services Commission of Ontario, or FSCO, for review and approval. Under the Rate Stabilization Act, FSCO is authorized to require insurers to vary their rate classification system and reduce their rates according to specified criteria. York Fire has received approval for a 1.4% rate reduction, and Kingsway General has received approval for no changes in rates. Bill 198, passed in Ontario and effective October 1, 2003, included new measures to address fraud and abuse by insureds, and the legislature of Ontario has indicated that it will continue to consider appropriate reforms to lower costs to insurance companies as well as reduce rates. Kingsway General had received approval from the Alberta Automobile Insurance Board to increase premiums effective December 1, 2003 for new business and January 1, 2004 for renewals. The government of Alberta froze premiums at October 30, 2003 levels. The effect of this retroactive application is that Kingsway General and other insurers in Alberta are not able to realize the additional revenues that would have been earned from the previously approved higher premiums, and also that Kingsway General and many other insurers in Alberta are required to make partial refunds of premiums that the Alberta Automobile Insurance Board had previously approved. We estimate that Kingsway General will ultimately be required to refund a total of not more than $2.5 million in premium, based on its expectation that the freeze would be in effect for up to 18 months. There is no assurance, however, that the freeze will not continue beyond the 18 month time frame. The Alberta government has indicated its intention to extend the freeze through July 2005. The impact of this extension is not yet known, nor is it certain that the freeze will extend to that date. Kingsway General filed a civil action against the government of Alberta seeking compensation for the revenue lost on policies that would have been entered into or renewed at the previously approved higher rates. Notwithstanding the freeze, rates in Alberta can increase under certain circumstances, including if a driver has an at-fault accident or a traffic violation resulting in demerits. The Standing Policy Committee on Economic Development and Finance has recommended a series of reforms with a goal to reduce costs to insurance companies as well as premium rates, although no definitive legislation has yet been passed. At this time there is no certainty as to what the final reform provisions will be or how such reforms will impact our Alberta automobile business.

If our insurance subsidiaries fail to comply with minimum capital requirements, they may be subject to regulatory action.

In order to enhance the regulation of insurer solvency, a risk based capital, or RBC, formula was adopted by the U.S. National Association of Insurance Commissioners, or NAIC, for U.S. insurance companies. State insurance regulators monitor the financial status of an insurer by reviewing the insurer’s compliance with RBC requirements. The provinces in Canada in which we operate have similar solvency requirements. If our insurance subsidiaries do not comply with these minimum capital requirements, they may be restricted or prohibited from operating. If our insurance subsidiaries are required to increase their reserves in the future, as a result of unexpectedly poor claims experience or otherwise, they may violate these minimum capital requirements unless we are able to take actions to improve the solvency of those subsidiaries. As a result, our business, results of operations, and financial condition may be materially adversely affected.

The Financial Services Commission of Ontario, or FSCO, has requested certain information from Kingsway General regarding the adequacy of Kingsway General’s claims reserves and requested that Kingsway execute an undertaking generally providing for the maintenance of certain capital levels and capital contributions. Kingsway General committed to maintain certain minimum asset test ratios through 2004, and its asset levels are presently in excess of the required ratios. We cannot assure you that additional capital contributions to Kingsway General will not be required.

It is not possible to predict the future impact of changing federal, state and provincial regulation on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws.

Our business could be adversely affected as a result of changing political, regulatory, economic or other influences.

The insurance industry is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Legislatures in Canada, the United States, Barbados, Bermuda and local jurisdictions in which we operate have periodically considered programs to reform or amend their respective insurance and reinsurance systems. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. For example, in the United States, current and proposed federal measures that may affect our business include proposals regarding insurance coverage for terrorism, natural disaster protection and tort reform. In Canada, we experienced an extension of the reporting period during which a plaintiff may bring suit against us under the tort provisions of the current Ontario automobile legislation which negatively impacted our results of operations in 2002 and 2003.

Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. In some states, the automobile insurance industry has been under pressure in past years from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes, if adopted, may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

Rate freezes on automobile insurance premiums in Ontario and Alberta were effected in October and December of 2003, freezing automobile insurance rates at October 23rd and October 30th levels, respectively. The governments of Ontario and Alberta indicated that the rate freezes were in anticipation of insurance reform programs. In December 2003, the Ontario legislature passed the Automobile Rate Stabilization Act of 2003 (the “Rate Stabilization Act”) and lifted the rate freeze in January 2004. The Rate Stabilization Act requires insurers to submit their risk classification system and rates for automobile insurance to the Financial Services Commission of Ontario, or FSCO, for review and approval. Under the Rate Stabilization Act, FSCO is authorized to require insurers to vary their rate classification system and reduce their rates according to specified criteria. York Fire has received approval for a 1.4% rate reduction, and Kingsway General has received approval for no changes in rates. Bill 198, passed in Ontario and effective October 1, 2003, included new measures to address fraud and abuse by insureds, and the legislature of Ontario has indicated that it will continue to consider appropriate reforms to lower costs to insurance companies as well as reduce rates. Kingsway General had received approval from the Alberta Automobile Insurance Board to increase premiums effective December 1, 2003 for new business and January 1, 2004 for renewals. The government of Alberta froze premiums at October 30, 2003 levels. The effect of this retroactive application is that Kingsway General and other insurers in Alberta are not able to realize the additional revenues that would have been earned from the previously approved higher premiums, and also that Kingsway General and many other insurers in Alberta are required to make partial refunds of premiums that the Alberta Automobile Insurance Board had previously approved. We estimate that Kingsway General will ultimately be required to refund a total of not more than $2.5 million in premium, based on its expectation that the freeze would be in effect for up to 18 months. There is no assurance, however, that the freeze will not continue beyond the 18 month time frame. The Alberta government has indicated its intention to extend the freeze through July 2005. The impact of this extension is not yet known, nor is it certain that the freeze will extend to that date. Kingsway General filed a civil action against the government of Alberta seeking compensation for the revenue lost on policies that would have been entered into or renewed at the previously approved higher rates. Notwithstanding the freeze, rates in Alberta can increase under certain circumstances, including if a driver has an at-fault accident or a traffic violation resulting in demerits. The Standing Policy Committee on Economic Development and Finance has recommended a series of reforms with a goal to reduce costs to insurance companies as well as premium rates, although no definitive legislation has yet been passed. At this time there is no certainty as to what the final reform provisions will be or how such reforms will impact our Alberta automobile business.

Our business may be materially adversely affected if the tax laws of the United States or Canada change or relevant tax authorities successfully challenge our interpretations of these laws.

We operate wholly owned subsidiary reinsurance companies in Barbados and Bermuda for the sole purpose of reinsuring risks from our own subsidiaries. Legislation was proposed in 2002 which would have disallowed a deduction for U.S. income tax purposes for premiums paid to certain specified related reinsurers. If this or similar legislation were to be enacted, this could have the effect of increasing the taxes payable by us or certain of our subsidiaries. We cannot assure you that any such legislation or similar legislation will not be enacted.

Due to our corporate structure and to differences in the tax laws of the United States and Canada, we deduct interest paid on certain of our debt in the United States as well as in Canada. Such deductions are based on our interpretation of applicable tax laws. There is no guarantee that the Internal Revenue Service or any other tax authority will not challenge our interpretation, and if such a challenge were made and were successful, the taxes payable by us or certain of our subsidiaries could be increased. In addition, amendments or changes in applicable income tax laws or regulations, including those arising from judicial decisions or administrative pronouncements, could deny a deduction for interest to taxpayers with a structure similar to ours.

We may not be able to realize our investment objectives, which could significantly reduce our net income.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2001, 2002, 2003 and the first three months of 2004, net investment income and net realized capital gains accounted for approximately 6.9%, 4.5%, 5.3% and 4.7%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of March 31, 2004, the fair value of our investment portfolio included $2.4 billion of fixed income securities. For 2001, 2002, 2003, and the first three months of 2004, the change in net unrealized gains in our portfolio reflected an increase of $12.0 million, an increase of $21.0 million, an increase of $20.0 million and an increase of $30.6 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing security.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

We derive the majority of our premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.

We derive most of our premiums from a relatively small number of jurisdictions, including Illinois, Florida, Ontario and California. Our results of operations may, therefore, be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the areas in which we do business.

If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay our claims, we may be adversely affected.

We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of March 31, 2004, we had $220.5 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured. The losses reported by the reinsurance industry since 2001 have adversely affected the financial resources of some reinsurers and their ability to pay claims. Also, the material decline in the worldwide equity markets and the defaults and credit downgrades on bonds of many companies have contributed to a significant decline in the net equity of some reinsurers.

The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. We cannot assure you that we will be able to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration or obtain other reinsurance facilities in adequate amounts and at favorable rates, we may need to modify our underwriting practices or reduce our underwriting commitments.

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. There are no employment contracts in place for any of our executives.

Fluctuations in currency exchange rates could negatively affect our results.

We publish our consolidated financial statements in Canadian dollars. In 2003, 75% of our gross premiums written were from our U.S. operations and are currently denominated in U.S. dollars. Therefore, fluctuations in the U.S.-Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into our consolidated financial statements. During the year ended December 31, 2003, our shareholders’ equity was reduced by $105.4 million and during the first three months of 2004, our shareholders’ equity was increased by $13.3 million as a result of the currency translation adjustment of our U.S. dollar denominated assets into Canadian dollars.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain agreements we made with the initial purchaser of the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes offered by this prospectus. In consideration for issuing the Exchange Notes contemplated by this prospectus, we will receive the Original Notes in like principal amount, the form and terms of which are substantially the same as the form and terms of the Exchange Notes (which replace the Original Notes, except as otherwise described in this prospectus, and which represent the same indebtedness). The Original Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase or decrease in our indebtedness.

Our net proceeds from the sale of the Original Notes were approximately US$121.1 million, after deducting the initial purchaser’s discounts and the estimated fees and expenses of the offerings. Kingsway America used the net proceeds from the offerings of the Original Notes as follows:

•	approximately US$85 million to repay a portion of the then outstanding amounts under our credit agreements; and

•	the remaining proceeds for general corporate purposes, including providing additional capital to its subsidiaries to support the growth of its business.

CAPITALIZATION

The following tables set forth the indebtedness and total capitalization of Kingsway Financial and Kingsway America, respectively, as at March 31, 2004.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kingsway Financial and its Subsidiaries for the Three Months Ended March 31, 2004” beginning on page 33 of this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Kingsway Financial and Its Subsidiaries

As at March 31, 2004

(unaudited) (in thousands of Canadian dollars)
Bank indebtedness	$24,847
8.25% senior unsecured debentures	78,000
7.50% senior notes	163,813
Subordinated debt	119,396
Shareholders’ equity
Common shares, no par value (authorized—unlimited; outstanding—56,150,828)	471,332
Contributed surplus	1,027
Currency translation adjustment	(81,006)
Retained earnings	360,694

Total shareholders’ equity	752,047

Total capitalization	$1,138,103

Kingsway America and Its Subsidiaries

As at March 31, 2004

(unaudited) (in thousands of U.S. dollars)
7.50% senior notes	$125,000
Subordinated debt	90,500
Shareholders’ Equity	197,389

Total capitalization	$412,889

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Kingsway Financial’s ratio of consolidated earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends are not presented as there were no preferred share dividends in any of the periods indicated.

	Three months ended March 31,	Year ended December 31
	2004	2003	2002	2001	2000	1999
	(unaudited)
Ratio of earnings to fixed charges	5.68	4.70	6.76	5.83	3.88	2.11

Earnings consist of income from continuing operations before income taxes plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest expense.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kingsway Financial and its Subsidiaries for the Three Months Ended March 31, 2004” beginning on page 33 of this prospectus and our consolidated financial statements and the related notes contained in or incorporated by reference into this prospectus. You should also read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated by reference herein.

The statement of operations data set forth below for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data as at December 31, 2003 and 2002 are derived from, and are qualified by reference to, our audited consolidated financial statements which are incorporated by reference herein from our Annual Report on Form 40-F for the year ended December 31, 2003. KPMG LLP, our independent auditors, audited these financial statements. The statement of operations data and other data set forth below for the years ended December 31, 2000 and 1999 and the balance sheet data as at December 31, 2001, 2000 and 1999 are derived from audited consolidated financial statements which are not included in or incorporated by reference into this prospectus. The statement of operations data and other data set forth below for the three months ended March 31, 2004 and 2003 and the balance sheet data as at March 31, 2004 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our results of operations and financial condition. The results of operations of the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004, or any other future periods.

Our consolidated financial statements contained in this prospectus have been prepared in accordance with Canadian GAAP. Canadian GAAP, as applied to us, conforms in all material respects with U.S. GAAP, except as otherwise described in our consolidated financial statements included in or incorporated by reference into this prospectus. We publish our consolidated financial statements in Canadian dollars.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands of Canadian dollars, except per share data)
AMOUNTS UNDER CANADIAN GAAP:
Statement of Operations Data
Gross premiums written	$710,445	$702,560	$2,636,822	$2,124,691	$1,065,262	$643,022	$508,595
Net premiums written	684,081	666,663	2,518,711	2,009,963	1,014,960	604,693	468,874

Revenues:
Net premiums earned	584,830	551,255	2,381,984	1,737,754	872,830	539,969	445,557
Investment income	19,330	12,910	66,100	56,316	42,692	37,109	32,037
Premium finance income	2,999	2,856	12,269	8,539	9,861	7,467	5,761
Net realized gains	6,770	(688)	55,032	16,259	12,079	10,444	950

Total revenues	613,929	566,333	2,515,385	1,818,868	937,462	594,989	484,305

Expenses:
Claims incurred	422,206	388,664	1,770,137	1,240,329	616,079	371,946	304,541
Commissions and premium taxes	110,555	114,309	503,158	372,051	167,176	106,378	90,844
General and administrative	41,662	30,432	142,611	122,762	81,938	66,925	61,630
Interest expense	6,930	4,462	20,983	12,274	11,399	11,408	10,557
Amortization of intangible assets	175	230	854	716	—	—	—

Total expenses	581,528	538,907	2,437,743	1,748,132	876,592	556,657	467,572

Income before income taxes	32,401	28,236	77,642	70,736	60,870	38,332	16,733
Income taxes (benefit)	1,633	3,842	(7,641)	(8,796)	10,083	5,393	(1,896)

Net income before goodwill	30,768	24,394	85,283	79,532	50,787	32,939	18,629
Amortization of goodwill, net of applicable income taxes (1)	—	—	—	—	5,856	5,469	5,031

Net income	$30,768	$24,394	$85,283	$79,532	$44,931	$27,470	$13,598

Diluted earnings per share	$0.55	$0.49	$1.62	$1.61	$1.19	$0.80	$0.38

	As at March 31, 2004	As at December 31,
		2003	2002	2001	2000	1999
	(unaudited)
	(in thousands of Canadian dollars, except per share data and ratios)
AMOUNTS UNDER CANADIAN GAAP:
Balance Sheet Data
Cash and investments	$2,839,196	$2,652,935	$2,078,665	$1,223,198	$780,510	$686,196
Total assets	3,989,779	3,630,436	2,984,434	1,778,744	1,173,926	1,071,710
Total liabilities	3,237,732	2,925,477	2,371,509	1,241,902	901,213	829,668
Total indebtedness, including subordinated debt	386,056	347,876	272,026	144,516	143,129	153,270
Total shareholders’ equity	752,047	704,959	612,925	536,842	272,713	242,042
Ratio of total debt to capitalization(2)	34%	33%	31%	21%	34%	39%
Book value per share	$13.39	$12.63	$12.56	$11.03	$8.01	$7.12

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Other Data:
Combined ratio(3)
Consolidated	98.2%	96.8%	101.4%	99.8%	99.1%	101.0%	102.6%
Canadian operations(4)	98.4%	99.9%	111.8%	108.4%	103.1%	101.8%	104.8%
U.S. operations(4)	98.2%	96.0%	98.3%	97.2%	96.8%	100.9%	100.6%
Return on equity(5)	16.9%	16.0%	12.9%	13.8%	13.3%	10.7%	5.5%
Ratio of earnings to fixed charges(6)	5.68	7.33	4.70	6.76	5.83	3.88	2.11

(1)	Effective January 1, 2002, in accordance with new accounting standards, all existing goodwill and intangible assets with indefinite lives ceased to be amortized to income over time, and are subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value.
(2)	The ratio of total debt to capitalization consists of total indebtedness, including subordinated debt, divided by the sum of total indebtedness, including subordinated debt, and total shareholders’ equity.
(3)	The combined ratio is the sum of the claims ratio and the expense ratio. The claims ratio is derived by dividing the amount of claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned.
(4)	Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.
(5)	Return on equity percentage is net income expressed as a percentage of average shareholders’ equity during the period.
(6)	Earnings consist of income before income taxes plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF

KINGSWAY FINANCIAL AND ITS SUBSIDIARIES

FOR THE THREE MONTHS ENDED MARCH 31, 2004

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section entitled “Risk Factors” beginning on page 12.

All of the dollar amounts in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “Canadian dollars,” “dollars,” “C$,” or “$” are to Canadian dollars and any references to “U.S. dollars” or “US$” are to U.S. dollars. As presented in this prospectus, our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

For the three months ended March 31, 2004 and 2003

Gross Premiums Written.    During the first three months of 2004, gross premiums written increased to $710.4 million, compared with $702.6 million in the same period of 2003. A significant portion of our operations and net assets are denominated in U.S. dollars whereas we report in Canadian dollars. In the first three months of 2004, U.S. operations represented 77% of gross premiums written, compared with 82% in the same period of 2003. Gross premiums written from Canadian operations grew 30% to $164.6 million for the first three months of 2004, compared to $127.0 million in the same period of 2003. Gross premiums written from U.S. operations decreased to $545.8 million, compared with $575.6 million in the same period of 2003, whereas in U.S. dollars they increased by 9% to US$413.7 million for the first three months of 2004. The results for the first three months of 2003 include approximately $64.3 million from a Managing General Agent program that was terminated effective January 1, 2003. After adjusting for these premiums on a comparable basis, gross premiums written increased 11% in the first three months of 2004, compared to the same period in 2003.

Net Premiums Written.    Net premiums written increased 3% to $684.1 million in the first three months of 2004, compared with $666.7 million for the same period of 2003. Net premiums written from the U.S. operations decreased 4% to $527.1 million in the first three months of 2004, compared with $549.6 million for the same period of 2003. Net premiums written from the Canadian operations increased 34% to $157.0 million in the first three months of 2004, compared with $117.1 million in the same period of 2003.

Net Premiums Earned.    Net premiums earned increased 6% to $584.8 million for the first three months of 2004, compared with $551.3 million for the same period of 2003. Net premiums earned from Canadian operations increased by 38% to $155.1 million for the first three months of 2004, compared with $112.2 million for the same period of 2003. For U.S. operations, net premiums earned decreased to $429.7 million for the first three months of 2004, compared with $439.1 million in the same period of 2003, whereas in U.S. dollars they increased by 11% to US$325.3 million for the first three months of 2004, compared to the same period of 2003. The net premiums earned for [[the first three months of]] 2003 included approximately $60.0 million from a Managing General Agent program that was terminated effective January 1, 2003.

Investment Income.    Investment income increased 42% to $22.3 million for the first three months of 2004, compared with $15.8 million for the same period of 2003.

Net Realized Gains.    Net realized gains amounted to $6.8 million for the first three months of 2004, compared with net realized losses of $0.7 million in the first three months of 2003. Net realized losses in 2003 included adjustments to the carrying value for declines in market value considered other than temporary of $2.6 million on investments still held at March 31, 2003, compared to $nil on investments still held at March 31, 2004.

Claims Incurred.    Our claims ratio for the first three months of 2004 was 72.2%, compared to 70.5% for the same period of 2003. The claims ratio for the U.S. operations was 72.2% for the first three months of 2004, compared with 70.6% for the same period of 2003. The slight deterioration in the U.S. operations claims ratio is a reflection of the growth of our business. The claims ratio for the Canadian operations was 72.4% for the first three months of 2004, compared to 70.2% in the same period last year.

The results for the first three months of 2004 include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $6.5 million ($4.3 million after tax). These increases represent 1.1% of the net premiums earned in the first three months of 2004 and 0.4% of the unpaid claims recorded as at December 31, 2003. We continue to increase our estimated provision for incurred but not reported claims (IBNR) and specific estimates for each individual claim based on historical settlement patterns (case reserves). During the first three months of 2004, the IBNR provision was increased by $50 million or 7% to $797.0 million and the case reserves were increased 13% to $1,039.1 million.

Underwriting Expenses.    The combined ratio of 98.2% for the first three months of 2004 produced an underwriting profit of $10.4 million, compared with the combined ratio of 96.8% and $17.9 million underwriting profit reported in the first three months of 2003. For the first three months of 2004, the U.S. operations combined ratio was 98.2% (96.0% for the same period of 2003) and for the Canadian operations improved to 98.4% (99.9% for the same period of 2003). The Canadian operations showed improvement in its expense ratio due to commission actions taken to reduce commissions paid on its non-standard automobile product in both the Ontario and Alberta markets, as well as rate increases and fraud controls implemented in 2003.

Interest Expense.    Interest expense in the first three months of 2004 was $6.9 million, compared to $4.5 million for the first three months of 2003, reflecting the increase in interest payment obligations on the US$90.5 million of subordinated indebtedness issued during late 2002 and 2003.

Net Income and Earnings Per Share.    Net income for the first three months of 2004 was $30.8 million, a 26% increase over the $24.4 million reported in the same period of 2003. Diluted earnings per share were $0.55 for the first three months of 2004, compared to $0.49 for the same period of 2003.

A significant portion of our operations and net assets are denominated in U.S. dollars whereas we report in Canadian dollars. The strengthening of the Canadian currency against the U.S. dollar during the first three months of 2004 had a negative impact on results. When our results are translated into U.S. dollars net income increased by 48% for the first three months of 2004, compared to the same period of 2003.

Book Value Per Share and Return on Equity.    During the first three months of 2004, shareholders’ equity increased by $13.3 million and book value per share by $0.24 as a result of the change in the unrealized currency translation adjustment. As a result of this change and the earnings in the first three months of 2004, book value per share increased by 6% to $13.39 from $12.63 as at December 31, 2003. Our annualized return on equity was 16.9% for the first three months of 2004, compared to 16.0% for the same period of 2003.

Balance Sheet.    Total assets as at March 31, 2004 grew to $4.0 billion. The investment portfolio, including cash and accrued investment income, increased 7% to $2,870.0 million (market value $2,953.1 million), compared to $2,674.1 million (market value $2,726.7 million) as at December 31, 2003. Net unrealized gains on the investment portfolio were $83.1 million ($1.48 per share outstanding) at March 31, 2004, as compared to $52.5 million ($0.94 per share outstanding) at the end of 2003. The investment portfolio is well positioned to take advantage of interest rate increases due to the very short maturity profile of the portfolio. At March 31, 2004, 24% of the fixed income portfolio matures in less than one year and 61% matures after one year and in less than five years. However, should interest rates increase this could have a negative impact on the market value of our fixed income portfolio. Unearned premiums as at March 31, 2004 grew to $891.9 million, an increase of 15% over the $776.5 million reported at the end of 2003.

Currency.    We report in Canadian dollars, whereas 77% of our gross premiums in the first three months of 2004 were generated from its U.S. operations. During 2003, the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results. When our results are translated into U.S. dollars, gross premiums written increased by 19%, net income by 48% and earnings per share by 31% for the first three months of 2004, compared to the same period of 2003.

Contractual Obligations.    Information concerning contractual obligations as at March 31, 2004 is shown below:

(in thousands of Canadian dollars)

	Payments Due by Period
	2004	2005 & 2006	2007	2008	Thereafter	Total
Bank indebtedness	$24,847	$—	$—	$—	$—	$24,847
Senior unsecured debentures	—	—	78,000	—	163,813	241,813
Subordinated indebtedness	—	—	—		119,396	119,396
Other liabilities	9,011	—	—	—	—	9,011

Total	$33,858	$—	$78,000	$—	$283,209	$395,067

For further details on our long term debt and interest obligations, refer to note 11 to our 2003 audited consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition” included in Kingsway Financial’s Annual Report on Form 40-F for the year ended December 31, 2003, which are incorporated by reference herein and set out the Company’s contractual obligations as at December 31, 2003.

Liquidity and Capital Resources.    During the first three months of 2004, the net cash provided from operations was $106.4 million, compared to $96.5 million in the first three months of 2003, which increased our investment portfolio. We believe that the cash generated from operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the first three months of 2004 was $39.3 million, compared to $16.1 million in the first three months of 2003. The proceeds from US$125 million 7.50% unsecured senior notes due 2014 were used to repay existing bank indebtedness, as discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition” included in Kingsway Financial’s Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated by reference herein. During the first three months of 2004, the Company entered into a $150 million revolving credit facility to replace the US$100 million and $66.5 million facilities. The terms and conditions of the credit facility are further described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition” included in Kingsway Financial’s Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated by reference herein. As of March 31, 2004, we were in compliance with all of the covenant requirements of the credit facility and we expect to remain in compliance for the remainder of the term of this facility.

Off-Balance Sheet Financing    We do not engage in any off-balance sheet financing arrangements.

Summary of Quarterly Results    For a summary of our previous eight quarterly results refer to Exhibit 99.6 of Kingsway Financial’s Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated herein by reference.

THE COMPANY

Overview

Kingsway Financial serves as the holding company for all of our subsidiaries, including Kingsway America. Kingsway America is the holding company for all of our U.S. operating subsidiaries. Our insurance subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company, and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company and American Country in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados. In the year ended December 31, 2003, we generated 75% of our gross premiums written from our U.S. operations and 25% from our Canadian operations. In the three months ended March 31, 2004, we generated 77% of our gross premiums written from the United States and 23% from Canada.

Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal lines of business are non-standard automobile and trucking insurance. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis.

In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. In the year ended December 31, 2003, we derived 36.6% of our gross premiums written from non-standard automobile insurance, 30.7% from trucking, 11.5% from commercial and personal property coverages, 11.2% from commercial automobile, 2.2% from motorcycle, 3.6% from standard automobile, 0.9% from warranty and 3.3% from other specialty lines. In the year ended December 31, 2003, 46.3% of our gross premiums written were generated from personal lines and 53.7% were from our commercial lines. In the year ended December 31, 2003, Kingsway America derived 40.0% of its direct premiums written from non-standard automobile insurance, 34.2% from trucking, 13.1% from commercial automobile, 10.4% from property and liability coverages and 2.3% from other specialty lines.

We are a leading provider of non-standard automobile and motorcycle insurance in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Florida, Illinois, and South Carolina, based on direct premiums written. We are the [third] largest writer of non-standard automobile insurance in Illinois and the [fourth] largest in South Carolina according to A.M. Best.

The insurance industry is highly competitive. However, we generally seek to identify and operate in specialty markets which present opportunities for us to compete effectively due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance or other factors.

We focus on specialty lines of automobile, property and casualty insurance where we believe competition is more limited. We emphasize underwriting profit and will not underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. We believe that by executing this strategy we have been able to deliver returns that have exceeded the average in our industry in both the United States and Canada.

In 2003, our gross premiums written increased 24% to $2.64 billion, compared to $2.12 billion in 2002 and our total revenues increased 38% to $2,515.4 million in 2003, compared to $1,818.9 million in 2002. Our gross premiums written for the three months ended March 31, 2004 increased 1% to $710.4 million, compared to $702.6 million in the first three months of 2003, and our total revenues increased 8% to $613.9 million compared to $566.3 million in the first three months of 2003. Our return on equity averaged 11.2% for the fiscal years 1999 to

2003 and for the year ended December 31, 2003 was 12.9%. For the first three months of 2004, our return on equity was 16.9% on an annualized basis compared to 16.0% for the same period in 2003. As of December 31, 2003, we had total assets of $3.6 billion and shareholders’ equity of $705.0 million. As of March 31, 2004, we had total assets of $4.0 billion and shareholders’ equity of $752.0 million. During the year ended December 31, 2003, our shareholders’ equity was negatively impacted by the unrealized currency translation adjustment of our U.S. dollar denominated assets into Canadian dollars amounting to $105.4 million and during the first three months of 2004 our shareholders’ equity was positively impacted by $13.3 million.

In addition to revenues derived from premiums earned, we also derive revenue from premium financing and investment income, including net realized gains. These sources of revenue amounted to $133.4 million in 2003 as compared to $81.1 million in 2002. In the three months ended March 31, 2004, revenue from premium financing and investment income, including realized gains, amounted to $29.1 million as compared to $15.1 million for the first three months of 2003. In 2003, we generated net income of $85.3 million, an increase of 7% over the $79.5 million earned in 2002. Our net income for the three months ended March 31, 2004 was $30.8 million as compared to $24.4 million in the first three months of 2003.

Corporate Strategy

Our strategy is to build long-term shareholder value by targeting three financial measurements over a five year period: (i) a 15% average after-tax return on shareholders’ equity, (ii) an average combined ratio, a measurement of profitability, of 96% or less, and (iii) average increases in net premiums earned of 15% per annum. Our strategy is characterized by the following principles:

•	Adhere to a strict underwriting discipline. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. For 2003, our combined ratio was 101.4%, including 111.8% for our Canadian operations and 98.3% for our U.S. operations. Over the five year period ended December 31, 2003, our combined ratio averaged 100.8%, including 106.0% for our Canadian operations and 98.8% for our U.S. operations. For the three months ended March 31, 2004, our combined ratio was 98.2%, including 98.4% for our Canadian operations and 98.2% for our U.S. operations. Management’s incentive compensation is directly linked to our combined ratio and return on equity objectives.

•	Apply a specialty focus to regional markets. We seek to identify market segments where we believe competition is more limited, presenting the potential for above average returns. We believe that the non-standard automobile insurance business, our primary business, is presently one such specialty market. Other specialty markets in which we operate include trucking, taxi, motorcycle and warranty insurance. We operate through a network of regionally based operating subsidiaries. This decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.

•	Rigorously manage claims at the local level. We seek to protect our business through diligent claims management. Our claims are managed by our experienced personnel located in our regional operating subsidiaries and by some of our MGAs. We maintain a culture of rigorously investigating claims, preventing fraud and litigating our claims as necessary before final settlement.

•	Expand in the United States and Canada. We rely on our detailed understanding of our regional markets to take advantage of any favorable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus. Since late 2001, we have also entered into new programs with several MGAs in the United States to expand the distribution network for our core business lines. In 2003, gross premiums written from these programs were $1,290.0 million or 49% of our business, compared to $961.4 million or 45% of our business in 2002.

•	Maintain a strong relationship with our agents, MGAs and brokers. We are committed to our distribution network of independent agents, MGAs and brokers. We continually strive to provide the highest level of service to our agents, MGAs and brokers and build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance our product mix.

Corporate Structure

We conduct our operations through our wholly owned subsidiaries in Canada and the United States. We are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in all states and the District of Columbia in the United States. We distribute all of our products through independent agents, MGAs, and brokers.

We conduct our operations through these subsidiaries to, among other things:

•	maintain discrete brand identities; and

•	develop expertise and organizational cultures that best serve the individual markets in which we operate.

We believe that the markets for our insurance products differ greatly by community because regulations, legal decisions, traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair services vary greatly by jurisdiction and by community. Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control.

Lines of Business

We write automobile insurance primarily for the non-standard automobile and trucking markets. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages for individuals that we provide include motorcycle, homeowners, home appliance and automobile warranty and selected specialty lines. Our commercial coverages include automobile, trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 46% of our gross premiums written for the year ended December 31, 2003 and 54% was generated from our commercial lines. In the first three months of 2004, our personal lines accounted for 45% of gross premiums written and 55% was generated from commercial lines.

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage, where our insured is responsible for an automobile accident, for the payment for injuries and for property damage to third parties. Accident benefits provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile personal injury insurance.

The following table sets forth our gross premiums written by line of business for the periods indicated:

	Three Months Ended March 31,		For the Year Ended December 31,
	2004		2003		2002
	(in millions of Canadian dollars, except for percentages)
Non-Standard Automobile	$255.2	35.9%	$966.1	36.6%	$828.1	39.0%
Standard Automobile	36.9	5.2	95.2	3.6	36.5	1.7
Motorcycle	7.6	1.1	57.4	2.2	52.3	2.5
Property (including liability)	11.6	1.6	43.3	1.6	49.2	2.3
Warranty	1.0	0.1	24.8	0.9	25.8	1.2
Other Specialty Lines	4.7	0.7	34.6	1.4	15.9	0.7

Total Personal	$317.0	44.6%	$1,221.4	46.3%	$1,007.8	47.4%
Trucking	$198.2	27.9%	$808.4	30.7%	$685.5	32.3%
Commercial Automobile	118.3	16.7	296.1	11.2	158.9	7.5
Property (including liability)	57.6	8.1	260.2	9.9	237.5	11.2
Other Specialty Lines	19.3	2.7	50.7	1.9	35.0	1.6

Total Commercial	$393.4	55.4%	$1,415.4	53.7%	$1,116.9	52.6%

Total Gross Premiums Written	$710.4	100.0%	$2,636.8	100.0%	$2,124.7	100.0%

We conduct our business in the United States and Canada. The following table sets forth our gross premiums written by state and province for the periods indicated:

	Three Months Ended March 31,		For the Year Ended December 31,
	2004		2003		2002
	(in millions of Canadian dollars, except for percentages)
California	$88.6	12.5%	$350.4	13.3%	$230.1	10.8%
Florida	75.8	10.7	318.2	12.1	257.4	12.1
Illinois	114.1	16.1	270.7	10.3	224.8	10.6
Texas	55.4	7.8	192.6	7.3	149.7	7.0
South Carolina	18.6	2.6	81.4	3.1	93.1	4.4
Alabama	14.5	2.0	61.3	2.3	60.0	2.9
Pennsylvania	10.5	1.5	52.0	2.0	54.8	2.6
Other	168.3	23.6	655.3	24.8	564.0	26.5

Total United States	$545.8	76.8%	$1,981.9	75.2%	$1,633.9	76.9%
Ontario	$88.1	12.4%	$304.7	11.5%	$220.0	10.4%
Alberta	36.8	5.2	146.5	5.5	122.8	5.8
Québec	27.3	3.8	128.1	4.9	109.0	5.1
Other	12.4	1.8	75.6	2.9	39.0	1.8

Total Canada	$164.6	23.2%	$654.9	24.8%	$490.8	23.1%

Total Gross Premiums Written	$710.4	100.0%	$2,636.8	100.0%	$2,124.7	100.0%

Non-Standard Automobile

Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer fraud. However, these factors are mitigated to some extent by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage. In addition, policy renewal rates tend to be low for non-standard automobile policies. Non-standard policyholders often allow their policies to lapse because of non-payment of premiums and then reapply for insurance as new policyholders. This creates an ongoing requirement to replace non-renewing policyholders with new policyholders. Non-standard automobile insurance accounted for 37% and 39% of our gross premiums written for the years ended December 31, 2003 and 2002, respectively, and 36% for the three months ended March 31, 2004.

The insuring of non-standard drivers is often transitory. We expect that if and when their driving records improve, these drivers will qualify for and obtain insurance in the standard market at lower premium rates. As a result, our automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly installment basis. We limit our risk of non-payment of premiums by requiring a deposit for two months of insurance premiums.

In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools that provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist in Ontario. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Assessments from the Facility Association in Ontario increased our underwriting loss by $6.3 million in 2003 and reduced our underwriting profit by $1.4 million in 2002. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In Canada, we are the largest writer of non-standard automobile insurance operating primarily in Ontario, Alberta and Quebec, with Alberta being our largest market. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability and accident benefit insurance. We obtained approval for premium rate increases effective in early 2002 in Ontario of 5.7% and Alberta of 10.0%. In July 2002, we obtained approval for a further rate increase commencing September 2002 and to eliminate certain rating classes in Ontario, the effect of which was an average 22.3% increase in premiums, although many of our insureds will face increases in excess of 40%. Further rate increases of 16.4% and 2.4% were effective in January and May 2003, respectively, in Alberta, and effective February 2003, we obtained approval for an additional average 7% increase in Ontario. Rate freezes on automobile insurance premiums in Ontario and Alberta were effected in October and December of 2003, freezing automobile insurance rates at October 23rd and October 30th levels, respectively. The governments of Ontario and Alberta indicated that the rate freezes were in anticipation of insurance reform programs. In December 2003, the Ontario legislature passed the Automobile Rate Stabilization Act of 2003 (the “Rate Stabilization Act”) and lifted the rate freeze in January 2004. The Rate Stabilization Act requires insurers to submit their risk classification system and rates for automobile insurance to the Financial Services Commission of Ontario, or FSCO, for review and approval. Under the Rate Stabilization Act, FSCO is authorized to require insurers to vary their rate classification system and reduce their rates according to specified criteria. York Fire has received approval for a 1.4% rate reduction, and Kingsway General has received approval for no changes in rates. Bill 198, passed in Ontario and effective October 1, 2003, included new measures to address fraud and abuse by insureds, and the legislature of Ontario has indicated that it will continue to consider appropriate reforms to lower costs to insurance companies as well as reduce rates. Kingsway General had received approval from the Alberta Automobile Insurance Board to increase premiums effective December 1, 2003 for new business and January 1, 2004 for renewals. The government of Alberta froze premiums at October 30, 2003 levels. The effect of this retroactive application is that Kingsway General and other insurers in Alberta are not able to realize the additional revenues that would have been earned from the previously approved higher premiums, and also that Kingsway General and many other insurers in Alberta are required to make partial refunds of premiums that the Alberta Automobile Insurance Board had previously approved. We estimate that Kingsway General will ultimately be required to refund a total of not more than $2.5 million in premium, based on its expectation that the freeze would be in effect for up to 18 months. The Alberta government has indicated its intention to extend the freeze through July 2005. The impact of this extension is not yet known, nor is it certain that the freeze will extend to that date. Kingsway General filed a civil action against the government of Alberta seeking compensation for the revenue lost on policies that would have been entered into or renewed at the previously approved higher rates. Notwithstanding the freeze, rates in Alberta can increase under certain circumstances, including if a driver has an at-fault accident or a traffic violation resulting in demerits. The Standing Policy Committee on Economic Development and Finance has recommended a series of reforms with a goal to reduce costs to insurance companies as well as premium rates, although no definitive legislation has yet been passed. At this time there is no certainty as to what the final reform provisions will be or how such reforms will impact our Alberta automobile business.

In the United States, we write non-standard automobile insurance in Illinois, South Carolina, Florida, Mississippi, Alabama, Missouri, Indiana, Texas, Georgia, California, Louisiana, Ohio and Virginia. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas of Illinois. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we are in business. These limits of liability are typically not greater than US$40,000 per occurrence. Consequently, we are able to retain most of our gross written premiums for our own account while minimizing our claims exposure, and only purchase reinsurance to limit our exposure to the larger and catastrophic type losses.

Standard Automobile

Standard automobile insurance provides coverage for drivers of standard-risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market. However, the frequency and severity of accidents and other loss events are also typically lower. The majority of our standard automobile business is written in Ontario and Alberta.

Motorcycle

Motorcycle insurance primarily consists of liability, physical damage and personal injury insurance coverages. In Canada, we are one of the leading writers of motorcycle insurance, writing over 30% of the total market. We write motorcycle insurance in the provinces of Ontario, Alberta and Québec. We have obtained approval for a 17.7% rate increase effective March 1, 2003 and a 7.1% rate increase effective March 1, 2004 in Ontario, our largest market. We also write motorcycle insurance in the United States.

Property (including liability)

We write property (including liability) insurance for businesses and individuals in Canada and the United States. This business focuses on insuring against damage to property and accidents that may occur on such property. Our commercial property and liability business consists of risks that are difficult to place due to class, age, location or occupancy of the risk. These risks are characterized by high premiums and deductibles and limited coverage. We generally limit our exposure to no more than $500,000 in Canada and US$500,000 in the United States on any one risk.

Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners insurance and habitational risks which do not qualify for coverage by writers of standard insurance. We provide coverage on a very itemized named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies. We believe these risks provide us with the opportunity to achieve attractive returns.

Our strategy is to operate as a niche underwriter of classes of property business that are more difficult to underwrite and offer the potential to achieve higher levels of underwriting profitability. We underwrite this business using our carefully developed underwriting methodology based on a stringent set of criteria. This business is seldom subject to a high degree of competition and we have often been able to write these policies at relatively high rates with fairly restricted coverage.

Warranty

In our warranty insurance business, we assume the liability for performance under the terms of service contracts and limited warranties issued by retailers of automobiles, home appliances, furniture and electronics and by residential home builders. This coverage indemnifies the consumer against loss resulting from service contract claims that occur during a specified period after expiration of the manufacturer’s or builder’s warranty. We discontinued writing any new warranty business in Canada during 2003.

Trucking

We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. Since late 2000, several companies have exited this business as a result of poor performances due to severe underpricing. These market conditions have allowed us to increase our prices, expand our relationships and have led to a significant increase in our gross premiums written for trucking insurance.

In the year ended December 31, 2003, gross premiums written from trucking increased by 17.9% to $808.4 million compared to $685.5 million in 2002. Trucking insurance accounted for 31%, 32% and 24% of our gross premiums written for the years ended December 31, 2003, 2002 and 2001, respectively.

Commercial Automobile

Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. Through American Service and American Country, we are the largest writer of taxi risks in the Chicago area. In the year ended December 31, 2003, gross premiums written from commercial automobile increased by 86% to $296.1 million compared to $158.9 million in 2002, primarily as a result of the acquisition of American Country in 2002.

Other Specialty Lines

Our other specialty lines include customs and surety bonds written in both the United States and Canada. Custom bonds involve insuring the timely payment of customs duties on goods imported into the United States and Canada, as well as any penalties incurred due to late payment of the duties or administrative non-compliance. Such duties generally represent less than 5% of the face value of the imported goods. We also write contract payment and performance and other miscellaneous surety bonds.

Underwriting

We employ stringent underwriting standards to develop a broad spread of risk and to receive an appropriate premium for each risk. We seek to achieve an underwriting profit, targeting a combined ratio of 96.0% or less. Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that will generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates which are below what we believe is an acceptable level. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums which we consider to be inadequate. In such instances, our premium volumes have decreased, in some cases significantly. Underwriting profitability is dependent in large part on the amount of claims incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the amount of claims to be incurred on the policies sold is unknown. The process for estimating claims is inherently uncertain and imprecise. A discussion of our process for establishing the provision for unpaid claims is described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Provisions for Unpaid Claims” in our Annual Report on Form 40-F for the year ended December 31, 2003, which is incorporated by reference herein.

We regularly consider and implement various initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but include tightening of underwriting requirements, price increases, policy non-renewals (where permitted) and other administrative changes. All companies writing insurance in Canada and in most U.S. jurisdictions must have their premium rates approved by the applicable regulatory authority. Once these rates are approved, an insurance company is prohibited from altering them without approval for new rates.

Marketing and Distribution

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2003, approximately 49% of our gross written premiums were sourced through MGAs and approximately 51% were sourced through independent agents. We maintain an “open market” approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that generally used by automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents, MGAs and brokers. We continually strive to provide excellent service to our agents, MGAs and brokers and build relationships in the local markets in which we operate. We communicate with our agents, MGAs and brokers through a variety of channels and we look for opportunities to increase efficiency and reduce operating costs. We believe that the commissions we pay to our agents, MGAs and brokers are fair and competitive.

Our independent agents, MGAs and brokers generally have the authority to enter into binding policies on our behalf with respect to specified insurance coverages within prescribed underwriting guidelines, subject to compliance with our mandated procedures. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, our independent agents, MGAs and brokers do not have authority on our behalf to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments. Certain MGAs have greater authority than our independent agents and brokers. However, we work diligently with them to ensure that they adhere to our underwriting standards and claims handling procedures.

Claims

Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on rigorous claims management, which we believe is one of our areas of expertise. We believe that effective claims management is fundamental to our operations.

We investigate the actual circumstances of the incident that gave rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten.

The nature of non-standard automobile insurance typically requires more thorough claims management and, in particular, more thorough investigative procedures than other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters. If necessary, we also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. Claims are scrutinized by an appraiser, an adjuster and, as appropriate, senior management, before claims payments are made.

Reinsurance Ceded

We purchase reinsurance from third parties in order to reduce our liability on individual risks and our exposure to catastrophic events. Reinsurance is insurance purchased by one insurance company from another for part of the risk originally underwritten by the purchasing insurance company. The practice of ceding insurance to reinsurers allows an insurance company to reduce its exposure to loss by size, geographic area, type of risk or on a particular policy. An effect of ceding insurance is to permit an insurance company to write additional insurance for risks in greater number or in larger amounts than it would otherwise insure independently, having regard to its statutory capital, risk tolerance and other factors.

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $500,000 in Canada and US$500,000 in the United States with respect to property claims and $2.5 million in Canada and US$1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $5.0 million per occurrence to a maximum coverage of $50.0 million, and in the United States to US$5.0 million per occurrence to a maximum coverage of US$150.0 million effective January 1, 2004. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than US$40,000 per occurrence, depending on the state. The cost of our external reinsurance represented 4.7% of gross premiums written for the year ended December 31, 2001, 5.4% for the year ended December 31, 2002, and 4.5% for the year ended December 31, 2003.

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2003, we had $176.3 million recoverable from third party reinsurers and other insurers, which are generally unsecured. At December 31, 2003, 93% of the receivables were due from reinsurers that were rated “A-” or higher.

Investments

Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and generate investment returns. We invest predominantly in high quality corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and consider our finance premium receivables to be a part of our investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control.

All of our investments are managed by professional, third-party investment management firms. We have engaged Conning Asset Management to oversee our fixed income investments of our U.S., Canadian and

Bermuda subsidiaries. In addition, Burgundy Asset Management, Deans Knight Capital Management Limited, Marquest Investment Counsel, SFE Investment Counsel, Kingwest and Company, J. Zechner Associates, Inc. and Royal Bank of Canada (Caribbean) have each been engaged to manage portions of our subsidiaries’ equity and fixed income investments.

Our investment guidelines stress the preservation of capital, market liquidity to support payment obligations of our insurance liabilities and the diversification of risk. As part of this strategy, we attempt to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of our policy claims liabilities. With respect to fixed maturity securities, we generally purchase securities with the expectation of holding them to their maturity. Insurance laws and regulations in each domiciliary state or province also place limitations on the permitted investments of property and casualty insurers.

At December 31, 2003, we held cash, investments and accrued interest with a fair value of $2.73 billion and a carrying value of $2.67 billion, resulting in a net unrealized gain of $52.5 million. At December 31, 2002, we held cash, investments and accrued interest with a fair value of $2.13 billion and a carrying value of $2.08 billion, resulting in a net unrealized gain of $32.6 million. Because most of our investment portfolio is comprised of fixed-income securities which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. We do not hedge any foreign currency exposure that may exist in the portfolio.

The following table summarizes the fair value of our investments, including cash and cash equivalents, at the dates indicated:

Type of Investment	December 31, 2003	December 31, 2002
	(in millions of Canadian dollars)
Term deposits	$285.5	$506.5
Government bonds	787.5	454.5
Corporate debt securities	1,112.4	630.7

Subtotal	2,185.4	1,591.7
Preferred shares	0.5	2.0
Common shares	297.7	185.8
Financed premiums	80.9	86.8
Cash and cash equivalents	140.9	244.9

Total	$2,705.4	$2,111.2

Investment results before the effect of income taxes were as follows:

	December 31, 2003	December 31, 2002
	(in millions of Canadian dollars)
Average investments at cost	$2,384.5	$1,665.1
Investment income after expenses	78.4	64.9
Percent earned on average investments (annualized)	3.3%	3.9%
Net realized gains	55.0	16.3
Change in unrealized investment gains	$20.0	$21.0

The percentages earned on average investments shown above compare with the Lehman Brothers Global Bond Index of 12.5% and 28.7% for the S&P 500 Index for the twelve months ended December 31, 2003.

The following table summarizes the fair value by contractual maturities of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated.

	December 31, 2003	December 31, 2002
	(in millions of Canadian dollars)
Due in less than one year	$605.5	$638.2
Due after one through five years	1,155.0	717.5
Due after five through ten years	319.9	188.2
Due after ten years	105.0	47.8

Total	$2,185.4	$1,591.7

Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

Currently, we maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. We believe that our high quality, liquid investment portfolio and our success in underwriting provide us with sufficient liquidity to meet our obligations to our policyholders.

The following table summarizes the composition of the fair value of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody’s Investors Service, using the higher of these ratings for any security where there is a split rating.

Rating	December 31, 2003	December 31, 2002
AAA/Aaa	60.5%	61.5%
AA/Aa2	17.6%	23.1%
A/A2	17.2%	10.1%
BBB/Baa2	2.1%	1.8%
BB/Ba2	0.3%	0.4%
B/B2	0.5%	0.5%
CCC/Caa or lower, or not rated	1.8%	2.6%

Total	100.0%	100.0%

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly installments.

We provide the option of monthly payments on personal automobile policies, whereby the insured is only required to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays us an additional premium for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment defaults by the insured, we do not have uncollectible balances. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific territory. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge.

We consider our income from our premium finance activities to be a part of investment income, because this additional premium is essentially an interest payment on the balance of unpaid premium. At December 31, 2003, the balance of our financed premiums was $80.9 million compared to $86.8 million at December 31, 2002. The fair value of financed premiums approximates their carrying amount.

Competition

The insurance industry is highly competitive. We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation and financial strength. In Canada, our main competitor for non-standard auto is Pembridge Insurance Company, a subsidiary of The Allstate Corporation. In the United States, we face competition in our non-standard automobile lines from Allstate, Progressive and State Farm and in our trucking lines from Associates Insurance Group, Old Republic General Group, Canal Insurance Company and Harco National Insurance Company. We also compete in both Canada and the United States with numerous smaller insurance companies. Many of our larger competitors have greater financial and other resources than we do, have more favorable A.M. Best ratings and offer more diversified insurance coverages. Many of our competitors in the non-standard automobile markets in the United States are small companies with limited capital resources who generally have less favorable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital by way of proportional reinsurance treaties. Current reinsurance market conditions have led to a contraction of the availability of these coverages.

Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than an independent agency and, potentially, reduced acquisition costs.

Additionally, our markets may attract competition from time to time from new or temporary entrants in our niche markets. In some cases, these entrants may, because of inexperience, desire for new business or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition or “soft” market conditions.

In addition, certain banks and other financial institutions in Canada and the United States have begun to enter the North American property and casualty insurance business through the establishment or acquisition of insurance companies.

We believe that our ability to compete successfully in our industry will be based on:

•	our ability to identify specialty markets which are more likely to produce an underwriting profit;

•	our disciplined underwriting approach;

•	our prudent claims management; and

•	the service and competitive commissions we provide to our agents, MGAs and brokers.

Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

Insurance Regulatory Matters

We are subject to regulation and supervision by insurance departments of the jurisdictions in which Kingsway America, Kingsway Financial and our insurance and reinsurance subsidiaries are domiciled or licensed to transact business. Such regulation is designed to protect policyholders rather than investors. We believe that our insurance and reinsurance subsidiaries are in compliance with all applicable regulatory requirements in all material respects. It is not possible to predict the future impact of changing federal, state and provincial regulation on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws. The following is a brief discussion of certain regulatory matters applicable to our insurance and reinsurance operations.

Canada

General.    Each of Kingsway General and York Fire is provincially incorporated under the Corporations Act (Ontario). Kingsway General is licensed to carry on business in all provinces and territories in Canada. York Fire is licensed to carry on business in the provinces of Ontario and Alberta. Kingsway General and York Fire are governed by the Insurance Act (Ontario), or ICO, and licensed under insurance legislation in each of the provinces in which they operate. Jevco is a federal property and casualty insurance company continued under the Insurance Companies Act (Canada), or ICA, and licensed to carry on property and casualty insurance business in all of the provinces and territories of Canada. The ICA is administered, and activities of Jevco are supervised, by the Office of the Superintendent of Financial Institutions, or OSFI.

The ICA and provincial and territorial legislation requires the filing by our Canadian insurance subsidiaries of annual and other reports on their financial condition, imposes restrictions on transactions with related parties, and sets forth requirements governing actuarial liabilities and the safekeeping of assets and other matters. OSFI, with respect to Jevco, and FSCO, with respect to Kingsway General and York Fire, conduct examinations to ensure compliance with applicable legislation and to confirm the financial condition of the companies. The most recently completed periodic examinations of Jevco and York Fire did not raise any material issues.

Investment Powers.    Under the ICA, an insurance company must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount they may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment which an insurance company can make. The ICO contains specific restrictions on the type of investments which an insurance company may make. Typical investments which are permitted by the ICO are government securities of Canada and other specified countries, municipal bonds, securities issued by the International Bank for Reconstruction and Development, and, subject to various restrictions, other bonds, debentures, mortgages, shares, and real estate.

Minimum Capital and Liquidity Requirements.    The ICA and ICO each require insurance companies to maintain minimum levels of capital liquidity. These minimums generally require an insurer to maintain assets with a total value at least equal to a prescribed formula based on provisions for unpaid claims, liabilities, gross written premiums and claims. During 2003, the capital liquidity requirements were changed to a risk based approach referred to as the minimum capital test. The ICO used both measures during 2003 and only the minimum capital test after the end of 2003. We anticipate that these regulatory changes will not adversely affect our Canadian insurance subsidiaries. OSFI and the provincial regulators may invoke various remedies if these minimums are not maintained, including freezing property or taking control of the company if necessary to protect the interests of the insureds. FSCO has requested certain information from Kingsway General regarding the adequacy of Kingsway General’s claims reserves and requested that Kingsway execute an undertaking generally providing for the maintenance of certain capital levels and capital contributions. Kingsway General committed to maintain certain minimum asset test ratios through 2004, and its asset levels are presently in excess of the required ratios. We cannot assure you that additional capital contributions to Kingsway General will not be required. All of our Canadian subsidiaries exceeded the minimum levels of capital liquidity as of March 31, 2004.

Restrictions on Dividends and Capital Transactions.    Generally, regulatory approval is required prior to the payment of a dividend or other withdrawal of capital from our Canadian subsidiaries.

Change of Control.    Under the ICA, advance approval by OSFI is required prior to the acquisition of a significant interest in an insurance company licensed thereunder. A “significant interest” is generally a direct or indirect ownership interest representing 10% of the voting rights or 25% of the shareholders’ equity of an insurance company. Under provincial regulation, notice of acquisitions of insurance companies or interests in insurance companies is required, but prior approval is not.

Provincial and Territorial Insurance Regulation.    Each of Kingsway General, York Fire and Jevco are subject to provincial regulation and supervision in each of the provinces and territories of Canada in which they carry on business. Provincial insurance regulations deal primarily with the form of insurance contracts and the sale and marketing of insurance products, including licensing and supervision of insurance producers. In the provinces of Alberta, Ontario, New Brunswick and Newfoundland, premium rates for automobile insurance are regulated by public authorities. They require insurers to submit proposed rates to a regulatory body and have them approved before use. The approval process may also involve a hearing. Insurance authorities in all provinces exercise strict control over the form of automobile insurance policies. No form of policy (and, in most provinces, application, endorsement or renewal) may be used without the approval of the Superintendent of Insurance. It is a common practice that standard forms are approved by the provinces for use by all insurers, leaving relatively few matters (such as the amount of coverage in excess of statutory minimums and deductibles) to be settled in individual cases. With respect to other types of insurance, provincial regulation automatically deems different insurance contracts to include certain terms which cannot be changed without the approval of the Superintendent of Insurance.

Regulatory Initiatives.    On December 9, 2002, the Ontario government passed legislation which includes provisions for the implementation of mandatory arbitration for certain types of claims including income loss and loss of earning capacity. The legislation also allows an arbitrator to order an insured or an insured’s representative to pay expenses of the arbitration in certain circumstances. Under prior law, the costs of arbitration proceedings were assessed against the insurance company regardless of the outcome of the arbitration. The legislation also provides that payments received for certain loss of income or earning capacity through disability plans are to be deducted from tort awards. The legislation enables the Superintendent of Insurance to issue guidelines setting forth treatment plans for certain injured insureds. We believe that this legislation has assisted us in reducing the incidence and amount of fraudulent claims by insureds and their representatives.

Rate freezes on automobile insurance premiums in Ontario and Alberta were effected in October and December of 2003, freezing automobile insurance rates at October 23rd and October 30th levels, respectively. The governments of Ontario and Alberta indicated that the rate freezes were in anticipation of insurance reform programs. In December 2003, the Ontario legislature passed the Automobile Rate Stabilization Act of 2003 (the “Rate Stabilization Act”) and lifted the rate freeze in January 2004. The Rate Stabilization Act requires insurers to submit their risk classification system and rates for automobile insurance to the Financial Services Commission of Ontario, or FSCO, for review and approval. Under the Rate Stabilization Act, FSCO is authorized to require insurers to vary their rate classification system and reduce their rates according to specified criteria. York Fire has received approval for a 1.4% rate reduction, and Kingsway General has received approval for no changes in rates. Bill 198, passed in Ontario and effective October 1, 2003, included new measures to address fraud and abuse by insureds, and the legislature of Ontario has indicated that it will continue to consider appropriate reforms to lower costs to insurance companies as well as reduce rates. Kingsway General had received approval from the Alberta Automobile Insurance Board to increase premiums effective December 1, 2003 for new business and January 1, 2004 for renewals. The government of Alberta froze premiums at October 30, 2003 levels. The effect of this retroactive application is that Kingsway General and other insurers in Alberta are not able to realize the additional revenues that would have been earned from the previously approved higher premiums, and also that Kingsway General and many other insurers in Alberta are required to make partial refunds of premiums that the Alberta Automobile Insurance Board had previously approved. We estimate that Kingsway General will ultimately be required to refund a total of not more than $2.5 million in premium, based on its expectation that the freeze would be in effect for up to 18 months. The Alberta government has indicated its intention to extend the freeze through July 2005. The impact of this extension is not yet known, nor is it certain that the freeze will extend to that date. Kingsway General filed a civil action against the government of Alberta seeking compensation for the revenue lost on policies that would have been entered into or renewed at the previously approved higher rates. Notwithstanding the freeze, rates in Alberta can increase under certain circumstances, including if a driver has an at-fault accident or a traffic violation resulting in demerits. The Standing Policy Committee on Economic Development and Finance has recommended a series of reforms with a goal to reduce costs to insurance companies as well as premium rates, although no definitive legislation has yet been passed. At this time there is no certainty as to what the final reform provisions will be or how such reforms will impact our Alberta automobile business.

General Privacy Legislation.    On January 1, 2001 the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) came into force. PIPEDA came into force in three stages, and the third and final phase of the legislation came into effect on January 1, 2004. Pursuant to its terms, PIPEDA applies to all exchanges and uses of personal information in the course of commercial activity that take place within Canada or across Canada’s boundaries, other than those within any province that has adopted a legislative regime that is exempted from PIPEDA where the Privacy Commissioner of Canada has determined that regime to be substantially similar to PIPEDA. To date, only Quebec has enacted a privacy regime that has been determined to be substantially similar with PIPEDA, although in April, 2004 the Government of Canada issued proposed Orders to exempt organizations subject to private sector privacy legislation in Alberta and British Columbia from the application of PIPEDA in relation to the collection, use and disclosure of personal information within each of those provinces.

PIPEDA contains a set of fair information principles that are based on international data protection standards and on the Canadian Standards Association’s Model Privacy Code for the Protection of Personal Information. These principles stipulate, among other things, that organizations can only collect personal information that is appropriate for the specific transaction, they must explain the need for the information they intend to collect and what it will be used for, whether they plan to disclose it to anyone else, and they must obtain consent for the intended use and disclosure of that information. Individuals may obtain information about themselves held by an organization and can request that inaccurate or incomplete information be corrected. Certain exceptions exist under PIPEDA, including such matters as national security, solicitor-client privilege and threats to the safety of others. It is an offence to obstruct an investigation or audit, destroy personal information that is the subject of an access request or discipline a whistleblower. A person is liable to a fine of up to $10,000 on summary conviction or up to $100,000 for an indictable offence.

We believe that our operations are currently in compliance with all applicable privacy laws and regulations in all materials respects.

United States

General.    In the United States, an insurance company is subject to regulation and supervision by the state insurance department in any state in which it does business, but is subject to a higher degree of regulation and supervision in its state of domicile and any state in which it is deemed to be commercially domiciled. Our U.S. insurance subsidiaries are domiciled in the states of Alabama, Florida, Illinois, and Pennsylvania, and currently one or more insurance subsidiaries are licensed in all states, the District of Columbia and accredited by the U.S. government.

The state insurance laws cover a broad range of matters, including: the licensing of insurers and their agents; minimum capital requirements; restrictions on the types and amounts of an insurer’s investments; financial and market conduct examinations of insurers; periodic reporting of financial and other information; disclosure of affiliated transactions; premium rate and policy form filing and approval; trade practices; and numerous other matters.

State insurance departments are charged with monitoring insurers’ compliance with state insurance laws, especially those laws intended to ensure that insurance companies maintain adequate capital and surplus in relation to their liabilities. Our U.S. insurance subsidiaries are required to file detailed annual and quarterly financial statements with their domiciliary insurance regulators and with insurance regulators in other states where the companies are licensed. These financial statements are based on statutory accounting principles, which focus on liquidity.

Insurance Holding Company Regulation.    We are also subject to laws governing insurance holding companies in the states where our U.S. subsidiaries are domiciled. Insurance holding company laws regulate certain transactions between licensed insurers and their affiliates. These laws require that affiliated transactions meet certain standards, such as the terms of the transaction being fair and reasonable, and also require that certain transactions be filed for the prior approval of the insurer’s domiciliary regulator. The holding company laws also require our U.S. insurance subsidiaries to file and update annual registration statements disclosing information regarding the insurers’ ownership and the insurers’ transactions and agreements with affiliates.

Risk-Based Capital.    In order to enhance the regulation of insurer solvency, a risk based capital, or RBC, formula was adopted by NAIC. State insurance regulators monitor the financial status of an insurer by reviewing the insurer’s compliance with RBC requirements. RBC requirements seek to measure the adequacy of an insurer’s capital by calculating minimum capital requirements using a formula that takes into account four major areas of risk: (1) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (2) declines in asset values arising from credit risk; (3) declines in asset values arising from investment risks; and (4) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and claim liability and premium growth. Insurers having less statutory surplus than that required by the RBC calculation are subject to four degrees of regulatory action, depending on the level of capital inadequacy. As of December 31, 2003, all of our U.S. insurance subsidiaries had adjusted capital in excess of the minimum required to avoid any regulatory action when using company specific premium growth rates. When calculating the RBC requirements using group premium growth rates as required by NAIC rules, each of our U.S. insurance subsidiaries had adjusted capital in excess of the minimum level.

NAIC Ratios.    The NAIC has also established the Insurance Regulatory Information System, or IRIS, to assist state insurance departments in their oversight of the financial condition of insurance companies operating in their respective states. IRIS is a series of financial ratios calculated by the NAIC based on financial information submitted by insurers on an annual basis. Each ratio has an established “usual range” of results. The NAIC shares the IRIS ratios calculated for each insurer with the interested state insurance departments. Generally, an insurance company may be subject to regulatory scrutiny and action if its ratios fall outside specified ranges. As of December 31, 2003, each of our U.S. insurance subsidiaries except for Universal Casualty Company had one or more IRIS ratios outside of the specified ranges. The number of IRIS ratios that were outside of the specified ranges for each such subsidiary as of such date were as follows: eight for Lincoln General, five for U.S. Security, six for American Country, three for Southern United, and two for American Service. Many of these ratios are outside of the specified ranges due to our rapid growth, loss development in the southeast United States, declining investment yields and capital infusions to our insurance subsidiaries. We do not expect any material regulatory action as a result of our insurance subsidiaries being outside of specified ranges.

Periodic Reports, Regulatory Examinations and Inquiries.    Each of our U.S. insurance subsidiaries is required to file detailed quarterly and annual reports, in accordance with prescribed statutory accounting rules, with regulators in each of the jurisdictions in which it does business. In addition, our U.S. insurance subsidiaries are subject to periodic examinations by state insurance departments. The examinations are generally conducted by the insurance department in the insurer’s state of domicile but may be conducted by other states in which an insurer is licensed. The examinations focus on compliance with financial and/or market conduct regulatory requirements during a specified period of time. Also, from time to time, state insurance departments make other inquiries regarding our U.S. insurance subsidiaries’ compliance with insurance laws and regulations. In the past, various state insurance departments have levied fines on some of our subsidiaries in connection with regulatory examinations. Our subsidiaries endeavor to respond to such examinations and inquiries in an appropriate way and to take corrective action if warranted. In the past, various state insurance departments have levied fines on some of our subsidiaries in connection with regulatory examinations.

During the most recently completed insurance regulatory examinations of certain of our U.S. insurance subsidiaries, the insurance departments conducting the examinations raised certain regulatory and financial issues. Some amount of fines or restrictions may be imposed in connection with one or more of these examinations. In particular, in a draft examination report, the Illinois Department of Insurance has alleged that Universal Casualty’s surplus as of December 31, 2002 was approximately US$5.5 million less than that reported in its annual statutory financial statements as of such date. The draft report indicates the Illinois Department’s belief that the difference in surplus resulted from an overstatement of the value of certain assets under applicable statutory accounting principles and understatement of statutory reserves for losses and loss adjustment expenses. Universal Casualty disagrees with the Illinois Department’s analysis and is working with the Illinois Department to resolve the discrepancy. We do not expect this matter to have a material adverse effect on our business.

Change of Control.    Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states.

Any future transactions that would constitute a change in control of our U.S. insurance company subsidiaries, including a change of control of Kingsway Financial, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance subsidiaries’ states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

Codification of Statutory Accounting Principles.    The NAIC has adopted the Codification of Statutory Accounting Principles, or the Codification, for life insurers and non-life insurers which became effective on January 1, 2001. The Codification was implemented by our U.S. insurance subsidiaries following its adoption by the relevant domestic state insurance departments. The Codification has not had a material impact on the statutory results of operations and financial positions of our U.S. insurance subsidiaries.

Restrictions on Dividends.    The payment of dividends by our U.S. insurance subsidiaries is subject to the insurance laws of the various states in which our insurance subsidiaries are domiciled. Generally, these laws require that ordinary dividends be reported to the insurer’s domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator’s prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100% of the insurer’s statutory net income for the most recent calendar year or 10% of its statutory policyholders’ surplus as of the preceding year-end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Form and Rates.    The policy forms and premium rates used by our U.S. insurance subsidiaries are subject to regulation in each of the states in which the insurers do business. Policy forms and premium rates generally must be filed with the state insurance department in each state in which the form or rate will be used. Often, policy forms and premium rates may not be used in a state unless they have been approved by the applicable state insurance department. Such restrictions may limit the ability of our U.S. insurance subsidiaries to introduce new products or implement desired changes to current premium rates or policy forms.

Withdrawal From a Market.    Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict an insurer’s ability to exit unprofitable markets.

Guaranty Associations.    Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies.

Residual Market Pools.    Our insurance subsidiaries are also required to participate in various involuntary residual market pools, principally involving automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Regulatory Initiatives.    In some states, the automobile insurance industry has been under pressure in past years from regulators, legislators or special interest groups to reduce, freeze or set rates to or at levels that are not necessarily related to underlying costs, including initiatives to roll back automobile and other personal lines rates. This kind of activity has adversely affected, and may in the future adversely affect, the profitability and growth of our U.S. subsidiaries’ automobile insurance business in those jurisdictions, and may limit their ability to increase rates to compensate for increases in costs. Adverse legislative and regulatory activity limiting their ability to price automobile insurance adequately may occur in the future. The impact of these regulatory changes on our U.S. subsidiaries’ businesses cannot be predicted.

The state insurance regulatory framework has come under increased federal scrutiny. Current and proposed federal measures that may affect the non-life insurance industry may include: possible changes to the tax laws governing non-life insurance companies; proposals regarding natural disaster protection; and tort reform (including limits to product liability lawsuits). It is not possible to predict whether any of the proposed legislation discussed above will be enacted, what form such legislation might take when enacted, or the potential effects of such legislation on our competitors and us.

The Terrorism Risk Insurance Act.    The federal Terrorism Risk Insurance Act, or TRIA, which became effective on November 26, 2002, requires that commercial property and casualty insurers offer coverage for certain Acts of Terrorism (as defined by TRIA). TRIA also provides limited federal financial assistance to insurers for the payment of insured losses arising out of Acts of Terrorism, subject to TRIA’s terms and conditions, such as providing policyholders with prescribed notices of the premiums charged for covering Acts of Terrorism. Unless extended by the U.S. Secretary of the Treasury, TRIA’s mandate that commercial insurers offer TRIA coverage expires December 31, 2004, while the Act itself sunsets on December 31, 2005. TRIA voided any terrorism exclusion in commercial property and casualty policies in force on November 26, 2002, to the extent it excluded coverage for losses arising from Acts of Terrorism. Insurers could reinstate such exclusions if: (1) the insurer received a written statement from the insured that affirmatively authorized such reinstatement, or (2) the insured failed to pay any increased premium charged by the insurer for providing TRIA terrorism coverage, and the insurer gave the insured at least 30 days’ prior notice of the increased premium and the rights of the insured to TRIA terrorism coverage.

Lincoln General, a writer of commercial property and casualty insurance, has provided policyholders with the notices required for Lincoln General to qualify for the federal financial assistance contemplated by TRIA. Since TRIA was enacted, Lincoln General has provided coverage for Acts of Terrorism at no additional charge to policyholders.

The Gramm-Leach-Bliley Act.    In November 1999, Congress passed the Gramm-Leach-Bliley Act of 1999, or GLB. The GLB permits commercial banks, insurers and securities firms to combine under one holding company, or a financial holding company. Bank holding companies that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities. The ability of banks to affiliate with insurers may affect our U.S. subsidiaries’ product lines by substantially increasing the number, size and financial strength of potential competitors.

In addition, the GLB placed new privacy requirements on financial institutions, including insurance companies, designed to protect the “nonpublic personal information” of consumers. We believe that our U.S. insurance subsidiaries are currently in compliance with all applicable privacy laws and regulations in all material respects.

Credit for Reinsurance.    Under all state laws, a U.S. insurer cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer, such as our Barbados subsidiary, as an asset or as a deduction from its liabilities in its annual statutory statement, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. Our Barbados subsidiary provides letters of credit, which allows our U.S. insurance subsidiaries to take financial statement credit for reinsurance provided by it.

Investment Portfolio Regulation.     Our insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Barbados

Our Barbados subsidiary, Kingsway Reinsurance Corporation, or Kingsway Barbados, acts as a reinsurer for our U.S. insurance subsidiaries. Kingsway Barbados was incorporated in Barbados on November 20, 1997 and was granted a license to engage in exempt insurance business in accordance with the provisions of the Exempt Insurance Act (Cap. 308A) 1983-9, as amended, and related regulations. On December 28, 2000, following the surrender of its exempt insurance license, Kingsway Barbados was granted a license (Certificate of Qualification) by the Supervisor of Insurance to conduct international insurance business as a Qualifying Insurance Company under the Barbados Insurance Act (Act 1996-32) as amended 1998-31, or the Act. A Qualifying Insurance Company is a registered insurer that has at least 90% of its premiums originating outside of the Caribbean.

The Act grants to the Supervisor powers to supervise, investigate and intervene in the affairs of insurance companies. The Supervisor has the authority to suspend or revoke a license if at any time a licensee fails to satisfy the conditions of the license, is in violation of any provisions of the Act, or ceases to carry on the business of insurance pursuant to its license.

Under the Act, Kingsway Barbados may pay dividends only if after the payment: (a) it would be able to pay its liabilities as they come due; and (b) the realizable value of its assets would exceed its liabilities and stated capital. Dividends may not be paid out of unrealized profits. Further, under the Act, Kingsway Barbados is required to maintain a minimum capitalization of Bds$250,000 (approximately US$125,000) and, in addition, the recorded value of its assets must exceed its liabilities by: (a) Bds$250,000 (approximately US$125,000) where its earned premium in the preceding financial year did not exceed Bds$1.5 million (approximately US$750,000); (b) an amount equal to 20% of its earned premium for the preceding financial year, where such income exceeded Bds$1.5 million (approximately US$750,000) but did not exceed Bds$10 million (approximately US$5 million); and (c) an amount equal to the aggregate of Bds$2.0 million (approximately US$1 million) and 10% of the amount by which its earned premium for the preceding financial year exceeded Bds$10 million (approximately US$5 million).

Kingsway Barbados must file annual financial statements with the Supervisor that are prepared in accordance with Canadian GAAP and reported on by the company’s independent auditor.

Bermuda

Our Bermuda subsidiary, Kingsway Reinsurance (Bermuda) Ltd., acts as a reinsurer for our Canadian insurance subsidiaries. The Insurance Act of 1978, as amended, and related regulations, or the Insurance Act, which regulates the insurance business of Kingsway Reinsurance (Bermuda) Ltd., provides that no person shall carry on insurance business (including the business of reinsurance) in or from within Bermuda unless registered as an insurer under Section 4 of the Insurance Act by the Bermuda Monetary Authority. Kingsway Reinsurance (Bermuda) Ltd. is registered as a Class 3 insurer under the Insurance Act.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Bermuda Monetary Authority powers to supervise, investigate, assist certain foreign regulatory authorities, requisition information and intervene in the affairs of insurance companies. An insurer’s registration may be canceled by the Bermuda Monetary Authority in accordance with Section 41 of the Insurance Act, and such cancellation is published in the “Gazette” (as such term is defined by the Insurance Act).

Every Class 3 insurer is required to file annually a Statutory Financial Return and Statutory Financial Statements. Penalty fines may be incurred if filings are not made as required. The Statutory Financial Statements as prescribed by the Insurance Act include in statutory form a balance sheet, income statement, and a statement of capital and surplus, rules for valuation of assets and determination of the liabilities and detailed notes thereto. The Statutory Financial Statements are not prepared in accordance with Canadian GAAP and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act 1981 of Bermuda, or the Companies Act, which financial statements may be prepared in accordance with Canadian GAAP. The Statutory Financial Return includes a business solvency certificate and a declaration of the statutory ratios, both signed by two directors of the company (and the principal representative appointed under the Insurance Act).

Every registered insurer must appoint an independent auditor approved by the Bermuda Monetary Authority who will annually audit and report on the Statutory Financial Statements and the Statutory Financial Return of the insurer.

The Insurance Act provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin which varies depending upon the type of registration of the insurer under the Insurance Act and the insurer’s net premiums written and loss reserve level. Pursuant to Regulation 10 of The Insurance Returns and Solvency Regulations 1980, the minimum solvency margin for a Class 3 insurer is the greatest of (a) US$1.0 million; (b) 20% of net premiums written up to US$6.0 million; where net premiums written do or are expected to exceed US$6.0 million, then the solvency margin shall be calculated as the aggregate of US$1.2 million and 15% of the amount by which the net premiums written exceed US$6.0 million in that year; and (c) 15% of the aggregate of the insurer’s loss and loss expense provisions and other general business insurance reserves. The Insurance Act regulates the declaration and payment of dividends and distributions, including prohibiting the declaration or payment where there has been or would be, a failure to comply with the minimum solvency margin or minimum liquidity ratio. As a Class 3 Insurer, Kingsway Reinsurance (Bermuda) Ltd., may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, without the prior approval of the Bermuda Monetary Authority. In addition, as a Class 3 Insurer, Kingsway Reinsurance (Bermuda) Ltd. must maintain the required level of certain types of assets (such as cash and time deposits) in compliance with the minimum liquidity ratio regulations of the Insurance Act.

Kingsway Reinsurance (Bermuda) Ltd. must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. In addition, the Companies Act regulates return of capital, reduction of capital and repurchases or redemption of shares by Kingsway Reinsurance (Bermuda) Ltd.

Legal Proceedings

In the ordinary course of business, we are, from time to time, involved in various claims and legal proceedings, including class actions. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our results.

On July 25, 2003, we commenced an action against PricewaterhouseCoopers, LLP, Miller, Herbers, Lehman & Associates, Inc. and the former Directors of American Country relating to the understatement of the reserves of American Country’s insurance subsidiary for the years 1998 through 2001 and associated costs and damages thereon. These reserve deficiencies occurred prior to our acquisition of American Country in April 2002. As a result of the deficiencies, we restated American Country’s financial results for the years ended December 31, 2001 and 2000 and the three months ended March 31, 2002. For a more detailed description of the restatement, see Kingsway’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on September 12, 2003, as amended, and incorporated by reference herein.

In early 2004, Kingsway General brought an administrative action in the form of an Originating Notice against the government of Alberta in the Court of Queen’s Bench of Alberta, Judicial District of Calgary in connection with Alberta’s decision to impose a rate freeze in December 2003 with retroactive effect to October 30, 2003. The effect of this retroactive application is that Kingsway General and other insurers in Alberta are not able to realize the additional revenues that would have been earned from the previously approved higher premiums, and also that Kingsway General and many other insurers in Alberta are required to make partial refunds of premiums that the Alberta Automobile Insurance Board had previously approved. Kingsway General’s application to the Calgary Court of Queen’s Bench sought compensation for the revenue that it would have earned from the previously approved premiums. The Court declined to rule on the compensation claim, effectively stating that the claim must be determined through the normal discovery and trial process. On or about June 1, 2004 Kingsway General filed a statement of claim, thus initiating ordinary civil action procedures, against the government of Alberta seeking compensation for the revenue lost on policies that would have been entered into or renewed at the previously approved higher rates.

Systems and Technology

We believe that efficient information systems are important to processing policies and claims and retrieving information quickly to interface with our agents, MGAs and brokers and insureds. Although we believe our current information systems are sufficient to support our business, we are reviewing our systems and seek to update and improve their capabilities.

We are also in the process of implementing and expanding an electronic imaging system in our insurance subsidiaries to provide immediate access to all data and files and reduce the cost of storage and filing. We also have a point-of-sale system to make our products readily available through our agents, MGAs and brokers network, providing our agents, MGAs and brokers with a direct interface and allowing them to quote and issue policies electronically. We expect the enhancements and additions to our systems to increase our operating efficiencies and reduce our operating costs, and to help us strengthen our important relationships with our independent agents, MGAs and brokers.

Employees

As of March 31, 2004, we employed approximately 1,961 personnel, of whom approximately 612 are located in Canada and approximately 1,349 are located in the United States. None of our employees are represented by a labor union and we have never experienced a work stoppage. We believe our relationship with our employees is good.

MANAGEMENT

Directors and Executive Officers

Kingsway Financial’s directors and executive officers as of May 27, 2004 are as follows:

Name	Age	Positions
William G. Star	68	Chairman, President and Chief Executive Officer
W. Shaun Jackson	45	Executive Vice President and Chief Financial Officer
David Atkins (1)	69	Director
John L. Beamish	75	Director
Thomas A. Di Giacomo (1)	62	Director
Bernard Gluckstein	67	Director
J. Brian Reeve	47	Director
F. Michael Walsh (1)	57	Lead Director

(1)	Member of the Audit Committee.

William G. Star has served as our Chairman, President and Chief Executive Officer since founding Kingsway in 1989. Mr. Star has also served as President of Kingsway General since 1986. Prior thereto, Mr. Star was an advisor to the Ontario Task Force on Insurance. Mr. Star was a vice-president of York during 1984 and 1985. From 1970 to 1983 he held various positions with Pafco Insurance Company, including President.

W. Shaun Jackson has served as our Chief Financial Officer since 1995 and an Executive Vice President since 1998. Mr. Jackson obtained his Chartered Accountancy designation in 1982, and, in 1985, joined the property and casualty insurance industry practice of KPMG LLP in Bermuda. In 1989, Mr. Jackson joined the property and casualty insurance industry practice of KPMG LLP in Toronto.

David Atkins has served as one of our directors since 1999. Mr. Atkins has been a Senior Advisor at Lang, Michener, Barristers and Solicitors, since January 4, 1999. Prior thereto, Mr. Atkins was a Partner of Coopers & Lybrand (now PricewaterhouseCoopers) from 1968 to 1998.

John L. Beamish has served as one of our directors since 1998. Mr. Beamish has been the President of J. Llewellyn Beamish and Associates, Inc., an insurance consulting and management firm, since 1994. Prior thereto, he held the position of Vice-President and Chief Agent in charge of Canadian operations for Employers Reinsurance Corporation.

Thomas A. Di Giacomo has served as one of our directors since 1995. Mr. Di Giacomo has been the President of TADICO Limited, a business consulting and investment firm, since 1994. Prior thereto, he served as Chairman, President and Chief Executive Officer of Manulife Financial Inc.

Bernard Gluckstein, Q.C., has served as one of our directors since our inception in 1989. Mr. Gluckstein has been a senior partner of Gluckstein & Associates, a law firm specializing in personal injury litigation since 1995.

J. Brian Reeve has served as one of our directors since February 2002. Since 1988, Mr. Reeve has been a partner at Cassels Brock and Blackwell LLP, a Toronto law firm, where he specializes in the regulation and corporate governance of insurance companies, and is currently a member of the Executive Committee as well as the Practice Group leader of the Financial Services Group. He has also been a special advisor to both the Ontario and Federal Ministries of Finance on insurance matters and has served on the boards of several Canadian insurance companies, as well as being chief agent in Canada for several foreign insurers.

F. Michael Walsh has served as one of our directors since 2000. Mr. Walsh has been a private investor since January 1, 2000. From 1993 through December 1999, he held several senior positions at First Marathon Securities Limited and First Marathon Inc. (now National Bank Financial). In 2003, Mr. Walsh was appointed lead director.

Composition of our Board of Directors

Kingsway Financial’s board of directors currently consists of seven directors. A majority of directors are independent directors as outlined in the listing standards of the NYSE. The only director who is not independent is William G. Star, Kingsway Financial’s President and Chief Executive Officer. F. Michael Walsh is the lead director.

Committees

Kingsway Financial’s board has four committees: an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee and a Nominating Committee.

The Audit Committee Charter requires that all committee members satisfy the applicable independence requirements of the Toronto Stock Exchange, or TSX, and other regulatory requirements. The Audit Committee is currently comprised of Messrs. Atkins, Di Giacomo and Walsh, each of whom meet the independence and financial literacy requirements of the TSX guidelines and the NYSE listing standards. Mr. Atkins serves as the chair of the committee and the board has determined that he is an “audit committee financial expert” as contemplated by the NYSE listing standards.

Pursuant to its charter, the committee’s primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of Kingsway Financial;

•	to monitor the integrity of Kingsway Financial’s financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to monitor and review the corporate governance practices of Kingsway Financial;

•	to monitor the independence and performance of Kingsway Financial’s external auditors and the external appointed actuary;

•	to provide an avenue of communication among the external auditors, external appointed actuary, management and the board; and

•	to review the annual audited financial statements with management and the external auditors.

The Compensation and Management Resources Committee Charter requires that all committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. The committee is comprised of Messrs. Beamish, Di Giacomo and Gluckstein, each of whom meet the independence requirements of the TSX guidelines and NYSE listing standards. Mr. Gluckstein serves as chairman of the committee.

Pursuant to its charter, the committee’s primary responsibilities are:

•	to assist the board in discharging its responsibilities in respect of compensation of Kingsway Financial’s executive officers, including setting salary and annual bonus levels for Kingsway Financial’s senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the board;

•	to produce an annual report for inclusion in Kingsway Financial’s information circular on executive compensation;

•	to provide recommendations to the board in connection with directors’ compensation; and

•	to provide recommendations to the board in connection with succession planning for senior management of Kingsway Financial.

The Investment Committee Charter requires that a majority of the committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. The committee is comprised of Messrs. Di Giacomo, Star and Walsh. A majority of directors on the Investment Committee meet the independence requirements of the TSX and NYSE. Pursuant to its charter, the committee’s primary responsibilities are:

•	to assist the board and management in respect of the management of the invested assets of Kingsway Financial and its subsidiaries;

•	to develop and monitor investment policies and guidelines for Kingsway Financial and its subsidiaries;

•	to provide recommendations to the board in connection with the hiring of external managers;

•	to meet with and monitor the performance of external managers; and

•	to produce an annual report for inclusion in Kingsway Financial’s information circular.

The Nominating Committee Charter requires that all committee members satisfy the applicable independence requirements of the TSX and other regulatory requirements. The Nominating Committee is comprised of Messrs. Atkins, Walsh and Reeve, each of whom satisfy the independence requirements of the TSX guidelines and the NYSE listing standards.

Pursuant to its charter, the committee’s primary responsibilities are:

•	identifying individuals qualified to become board members and recommending that the board select a group of director nominees for each next annual meeting of Kingsway Financial’s stockholders; and

•	ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the board have the benefit of qualified and experienced independent directors.

MAJOR SHAREHOLDERS

The following table sets forth information as of May 21, 2004 (except as otherwise noted) with respect to the ownership of our common stock by persons known to own more than 5% or our outstanding common stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership(1)	Percent of class
Franklin Templeton Investments Corp.(2)	5,349,734	9.53%
1 Adelaide Street East
Suite 2101
Toronto, Ontario M5C 3B8
Canada
TD Asset Management, Inc.(3)	2,997,295	5.34%
Canada Trust Tower
BCE Place
161 Bay Street, 35th Floor
Toronto, Ontario M5J 2T2
Canada

(1)	Beneficial owner is deemed to have sole dispositive and voting power of all reported shares unless otherwise indicated.

(2)

Stock ownership is based on a Schedule 13 G filed February 9, 2004, by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Templeton Investments Corp. as joint filers. In their filing, the joint filers reported that Franklin Templeton Investments Corp. had sole voting power over 5,138,734 shares and sole dispositive power over 5,349,734 shares. Charles B. Johnson and Rupert H.

Johnson, Jr each own in excess of 10% of the outstanding common stock of Franklin Resources, Inc. and are the principal shareholders of Franklin Resources, Inc., a parent holding company. Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson Jr. disclaimed beneficial ownership of the securities covered by the Schedule 13G.

(3)	Stock ownership is based on a Form 13F filed on May 14, 2004.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information as of May 21, 2004 (except as otherwise noted) with respect to the ownership of our common stock by our executive officers and directors.

Name of beneficial owner	Amount and nature of beneficial ownership(1)	Percent of class(2)
William G. Star	430,342	*

W. Shaun Jackson	57,589	*

Frank Amodeo	4,822	*

Simon Argent	6,402	*

Dennis Fielding	3,621	*

Shelly Gobin	35,502	*

Michael Slan	11,100	*

David H. Atkins	3,750	*

John L. Beamish	7,000	*

Thomas A. Di Giacomo	11,000	*

Bernard Gluckstein	110,200	*

J. Brian Reeve	10,000	*

F. Michael Walsh	25,000	*

Executive Officers and Directors as a group	716,328	1.3%

(1)	Individual has sole dispositive power and voting power or reported shares unless otherwise noted.

(2)	An asterisk (*) indicates beneficial ownership of less than one percent of outstanding shares.

The following table sets forth outstanding options held by executive officers as of May 21, 2004.

Name	Number of Stock Options Held	Exercise Price	Expiration Date
William G. Star	100,000	$15.19	February 12, 2009
	50,000	7.80	February 22, 2011
	100,000	19.66	February 21, 2012
	150,000	13.53	February 10, 2013

Shaun Jackson	50,000	$15.19	February 12, 2009
	70,000	4.30	February 24, 2010
	20,000	7.80	February 22, 2011
	40,000	19.66	February 21, 2012
	50,000	13.53	February 10, 2013

Frank Amodeo	5,000	$15.19	February 12, 2009
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Simon Argent	4,000	$15.19	February 12, 2009
	2,500	13.53	February 10, 2013

Dennis Fielding	5,000	$15.19	February 12, 2009
	2,333	4.30	February 24, 2010
	3,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Shelly Gobin	7,500	$15.19	February 12, 2009
	6,667	4.30	February 24, 2010
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	6,000	13.53	February 10, 2013

Michael Slan	5,000	$15.19	February 12, 2009
	5,000	4.30	February 24, 2010
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Total	727,000

The following table sets forth outstanding options held by directors as of May 21, 2004.

Name	Number of Stock Options Held	Exercise Price	Expiration Date
David Atkins	5,000	$15.19	February 12, 2009
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

John Beamish	5,000	$15.19	February 12, 2009
	7,500	4.30	February 24, 2010
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Thomas Di Giacomo	5,000	$15.19	February 12, 2009
	7,500	4.30	February 24, 2010
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Bernard Gluckstein	5,000	$15.19	February 12, 2009
	7,500	4.30	February 24, 2010
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Brian Reeve	5,000	$15.19	February 12, 2009
	2,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Michael Walsh	5,000	$15.19	February 12, 2009
	5,000	7.80	February 22, 2011
	5,000	19.66	February 21, 2012
	5,000	13.53	February 10, 2013

Total	134,500

Stock Option Plan

In May 2001, we instituted a stock option plan, which was approved by our board of directors and our shareholders and subsequently amended in May 2003. The purpose of the plan is to attract, retain and motivate persons as directors, officers, key employees and consultants of Kingsway and to advance the interests of Kingsway by providing such persons with the opportunity, through stock options, to acquire an increased proprietary interest in Kingsway. The plan provides for the issuance of up to 4,800,000 shares of Kingsway’s common stock. The plan is administered by the board of directors in accordance with the rules and policies of the Toronto Stock Exchange. The board receives recommendations from the Compensation and Management Resources Committee regarding the persons to whom options shall be granted, the number of shares which will be optioned from time to time and the terms and conditions of the grant. Non-employee directors may be granted options for no more than 5,000 shares per year. The overall maximum number of common shares of Kingsway which may be reserved for issuance under stock options granted to any non-executive employee participant under this plan and any of our other compensation plans may not exceed 5% of our outstanding shares. The limit is increased to 10% for our directors and executive officers. There is also a limit on the number of shares that may be granted in any twelve-month period. The number of shares which may be issued under the plan in any twelve month period may not exceed 5% of our outstanding shares for grants to each of our executive officers and 10% of our outstanding shares for grants to all of our executive officers and directors.

Options are issued at an exercise price not less than the closing price of our common stock on the business day immediately preceding the date of the grant. Options are non-assignable by the grantee; however, a grantee may assign options to a registered retirement savings plan established for the benefit of such grantee. Options granted prior to February 11, 2003 are exercisable for up to ten years. Options granted after February 11, 2003 are exercisable for up to five years. Unless the board of directors establishes a different vesting schedule at the time of grant, options generally vest 33.33% each year over a three-year period. In the event of the death, qualifying retirement or long-term disability of an employee, all outstanding unvested options shall immediately vest. If a non-employee director dies or ceases to be a member of the board for any reason other than resignation, all outstanding unvested options shall immediately vest. Finally, in the event of a change in control of Kingsway, all unvested options shall immediately vest and remain exercisable for 90 days after the closing of the transaction. Subject to any required regulatory approval, the board of directors may terminate the plan at any time with respect to any shares that are not then subject to options. Termination will not affect the rights of any participant in the plan with respect to any outstanding options.

Substantially all of our salaried U.S. employees are covered by a 401(k) plan. The aggregate amount of accruals and withholdings under the 401(k) plan as of March 31, 2004 was US$275,000. In addition, prior to December 4, 1996, substantially all salaried employees of American Country, one of our U.S. subsidiaries, were covered by a defined-benefit pension plan sponsored by its former parent. Effective December 31, 1997, participation in the plan was frozen. As of March 31, 2004, American Country accrued US$411,000 for liabilities relating to the pension plan. On May 11, 2004, American Country made a payment of US$381,000 to the pension trust thereby reducing its pension accrual by that amount.

Additional information relating to option grants, executive and director compensation and related party transactions are incorporated by reference herein from the section entitled “Executive Compensation” in Kingsway Financial’s Notice of Annual and Special Meeting of Shareholders of Kingsway Financial and Management Information Circular included in Kingsway’s Report of Foreign Private Issuer on Form 6-K filed May 17, 2004.

DESCRIPTION OF THE NOTES

The Original Notes were, and the Exchange Notes will be, issued under an Indenture (“Indenture”) dated as of January 28, 2004. Kingsway America will issue the Exchange Notes and Kingsway Financial will fully and unconditionally guarantee the Exchange Notes. Both the Issuer and the Guarantor, along with BNY Midwest Trust Company, as Trustee, are parties to the Indenture. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

We will issue Exchange Notes only in fully registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000. Any Original Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, shall constitute a single class of securities under the Indenture. The form and terms of the Exchange Notes will be the same as the form and terms of the Original Notes in all material respects, except that:

•	the Exchange Notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain provisions relating to an increase in the interest rate that are included in the terms of the Original Notes in circumstances relating to the timing of the exchange offer; and

•	the holders of the Exchange Notes will not be entitled to all of the rights of the holders of the Original Notes under the registration rights agreements, which terminate upon the consummation of the exchange offer.

We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Notes. You can find the definitions of some of the capitalized terms used in this description under the subheading “—Definitions.” A copy of the Indenture, including the forms of certificates evidencing the Exchange Notes, has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Except as otherwise indicated, the following description relates to both the Original Notes and the Exchange Notes and is meant to be only a summary of the material provisions of the Indenture. This description does not restate all of the terms of the Indenture in their entirety.

For purposes of this section, references to the Notes shall be deemed to refer to the Original Notes or Exchange Notes, as applicable. All dollar amounts are expressed in Canadian dollars unless otherwise specified or the context otherwise requires.

Principal, Maturity and Interest

The Notes will mature on February 1, 2014.

Interest on the Notes will accrue at a rate of 7.50% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2004. We will pay interest to those persons who were holders of record on the January 15 and July 15, respectively, immediately preceding each interest payment date.

The Issuer may issue additional Notes in an unlimited amount having identical terms and conditions to the Notes (“Additional Notes”), subject to compliance with the covenants described under the heading “—Certain Covenants” and the consent of the lenders under our credit agreements and any other limitations or restrictions applicable at the time. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters as one class with the Notes.

Interest on the Notes will accrue from January 28, 2004 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The interest rate on the Original Notes will increase if:

(1)	we do not file either: (A) a registration statement to allow for the Exchange Offer; or (B) a resale shelf registration statement for the Original Notes;

(2)	the registration statement referred to above is not declared effective on a timely basis; or

(3)	certain other conditions are not satisfied.

Any interest payable as a result of any such increase in interest rate is referred to as “Special Interest.” You should refer to the description under the heading “The Exchange Offer—Special Interest” beginning on page 85 for a more detailed description of the circumstances under which the interest rate will increase.

Ranking

The Original Notes are, and the Exchange Notes will be:

•	senior unsecured obligations of the Issuer;

•	guaranteed on a senior unsecured basis by the Guarantor;

•	effectively subordinated in right of payment to existing and future secured debt, if any, of the Issuer and the Guarantor, to the extent of such security;

•	effectively subordinated to all debt of the subsidiaries of the Issuer and the Guarantor (other than Kingsway America), including trade debt and preferred stock claims;

•	equal in ranking (“pari passu”) with all existing and future senior debt of the Issuer and the Guarantor; and

•	senior in right of payment to all existing and future subordinated debt of the Issuer and the Guarantor.

Substantially all of our operations are conducted through our subsidiaries. Therefore, the Issuer’s ability to service its debt, including the Notes, is dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Issuer, or upon loans, advances or other payments made by these entities, the Guarantor or our non-U.S. subsidiaries, to the Issuer. The ability of these entities to pay dividends or make other payments or advances to the Issuer will depend upon their operating results and will be subject to applicable laws, including applicable insurance laws, and contractual restrictions contained in the instruments governing our debt, including our credit agreements, the indenture governing the Senior Debentures and the Indenture governing the Notes. If our subsidiaries cannot comply with these restrictions, then the Issuer may not be able to use the earnings of those subsidiaries to make payments on the Notes. Furthermore, under certain circumstances, bankruptcy “fraudulent conveyance” laws or other similar laws could invalidate the Parent Guarantee. If this were to occur, the Issuer may also be unable to use the earnings of the Guarantor.

In addition, each of the Issuer and the Guarantor is a holding company with assets consisting primarily of the capital stock of its subsidiaries. The right of the Issuer and the Guarantor to claim the assets of their respective subsidiaries is therefore junior to the claims that creditors of their respective subsidiaries have against those subsidiaries except to the extent that the Issuer or the Guarantor may itself be a creditor of a subsidiary. Holders of the Notes will only be creditors of the Issuer and of the Guarantor. In the case of subsidiaries of the Issuer and the Guarantor, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Notes.

As of March 31, 2004, the Issuer had approximately US$215.5 million of total indebtedness, including subordinated debt, US$125.0 million of which was senior indebtedness. The amount of total indebtedness includes obligations under capital leases and mandatorily redeemable preferred shares.

The Parent Guarantee

The obligations of the Issuer under the Indenture will be fully and unconditionally guaranteed by Kingsway Financial, the ultimate parent of the Issuer, as to the payment of principal of, any premium and interest on, including any Additional Amounts (as defined below) payable on, the Notes when due, whether at maturity or otherwise. The Parent Guarantee will be an unsecured senior obligation of the Guarantor and will rank equally with all other unsecured senior indebtedness of the Guarantor, including our credit agreements and the Senior Debentures. The Parent Guarantee will rank senior to all existing and future subordinated indebtedness of the Guarantor, including its guarantee of Kingsway America’s obligations under the subordinated debentures relating to trust preferred securities. As of March 31, 2004, the Guarantor had approximately $386.1 million of total indebtedness, including subordinated debt, of which $266.7 million was senior indebtedness.

Optional Redemption

Beginning on February 1, 2009, the Issuer may redeem the Notes, in whole or from time to time in part, at the redemption prices set forth below, plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on February 1 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2009	103.500%
2010	102.333%
2011	101.167%
2012 and thereafter	100.000%

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date fixed for redemption of Notes (the “Redemption Date”) to each registered holder of the Notes to be redeemed. If Kingsway America does not redeem all of the Notes, the Trustee will select the Notes (or portions thereof) to be redeemed (in principal amounts of US$1,000 or whole multiples of US$1,000) by lot, on a pro rata basis or in such manner as it deems fair and appropriate. Unless Kingsway America (or Kingsway Financial) defaults in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. We expect that the Issuer will need the consent of the lenders under the our credit agreements to effect any redemption of the Notes.

Sinking Fund

There will be no mandatory sinking fund payments for the Notes.

Additional Amounts

The Indenture provides that payments made by the Guarantor under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any local, provincial or federal authority or agency therein or thereof having power to tax (“Taxes”), unless the Guarantor is required to withhold or deduct Taxes under Canadian law or by the interpretation or administration thereof. If, after the Issue Date, the Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Guarantor will pay to each holder of Notes that are outstanding on the date of the required payment, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes (an “Excluded holder”):

•	which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•	which failed to comply with a timely request of the Issuer or the Guarantor to provide information concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have reduced or eliminated any Taxes as to which Additional Amounts would have otherwise been payable to such holder but for this clause; or

•	as to which any combination of the above clauses in this proviso is applicable,

nor shall any Additional Amounts be paid with respect to any payment to any holder who is, for purposes of Canadian income taxes, a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent such payment would be required by the laws of Canada (or any province, territory or political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary, or a partner of such partnership, or a beneficial owner who would not have been entitled to such Additional Amount had it been the holder of the Note.

Whenever in the Indenture there is mentioned, in any context:

•	the payment of principal (and premium, if any);

•	purchase prices in connection with a repurchase of Notes;

•	interest and Special Interest, if any; or

•	any other amount payable on or with respect to any of the Notes,

such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. The Issuer and the Guarantor will not, and will not permit any Restricted Subsidiary to, directly or indirectly, issue, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of any Indebtedness, unless

•	the aggregate principal amount of the aggregate Indebtedness of the Guarantor and its Subsidiaries, calculated on a pro forma basis after such issuance, assumption or guarantee, as the case may be, and application of the proceeds thereof, does not exceed 50% of the Total Consolidated Capitalization (such preceding calculation being the “Debt to Total Capital Test”); and

•	the aggregate principal amount of all Indebtedness of the Guarantor and its Subsidiaries ranking pari passu with or senior to the Notes (including our credit agreements and the Senior Debentures), calculated on a pro forma basis after such issuance, assumption or guarantee, as the case may be, and application of the proceeds thereof, does not exceed 35% of the Total Consolidated Capitalization.

Limitations on Restricted Payments. The Guarantor will not, directly or indirectly:

•	declare or pay any dividend or make any other payment or distribution (in cash, property or other assets) in respect of any capital stock of the Guarantor (or any warrants, rights and options to acquire capital stock of the Guarantor);

•	cause or allow any of its Restricted Subsidiaries to declare or pay any dividend or make any other payment or distribution (in cash, property or other assets) in respect of any capital stock of such

Restricted Subsidiary (or any warrants, rights and options to acquire capital stock of such subsidiary) unless such payment or distribution is to the Guarantor or a subsidiary that is wholly-owned, directly or indirectly, by the Guarantor; or

•	make or permit the Issuer or any Restricted Subsidiary to make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except (a) a payment of interest or principal at the stated maturity thereof or (b) a purchase or other acquisition for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization obligation or principal repayment obligation, in each case, due within one year of the date of such purchase or other acquisition (all such payments and other actions set forth in the preceding three clauses being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

•	no default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

•	after making such Restricted Payment, the percentage obtained when calculating the Debt to Total Capital Test would not exceed 50%.

Limitations on Liens. The Issuer and the Guarantor may not, and may not permit any Restricted Subsidiary to, directly or indirectly create, incur, assume or permit or suffer to exist any Lien to secure any Indebtedness upon shares of capital stock or evidences of Indebtedness issued by any Restricted Subsidiary and owned by the Issuer, the Guarantor or any Restricted Subsidiary (whether such shares or evidences of indebtedness were owned as of the date of the Indenture or thereafter acquired), without making, or causing such Restricted Subsidiary to make, effective provision to secure all of the notes issued under the Indenture from time to time outstanding by such Lien, equally and ratably with, or with preference to, any and all other Indebtedness thereby secured, so long as such Indebtedness is so secured, unless, after giving effect thereto, the principal amount of Indebtedness secured by all Liens incurred after the date of the Indenture (to the extent the incurrence of such Indebtedness (a) did not require us or any Restricted Subsidiary to secure the notes or (b) was not otherwise permitted by the next succeeding paragraph) does not exceed 2% of our Consolidated Total Assets.

The foregoing restrictions shall not apply to Indebtedness secured by Liens existing on the date of the Indenture or to:

•	inchoate or statutory liens or trust claims for taxes, assessments and other governmental charges or levies which are not delinquent or the validity of which are currently being contested in good faith by appropriate proceedings provided that there shall have been set aside a reserve to the extent required by U.S. or Canadian GAAP, as the case may be, in an amount which is reasonably adequate with respect thereto;

•	Liens securing Purchase Money Obligations or Capitalized Lease Obligations provided the Lien charges only the asset subject to the Purchase Money Obligations or Capitalized Lease Obligations and no other asset;

•	Liens securing Indebtedness of the Guarantor’s Subsidiaries which are premium finance companies; and

•	Liens securing the Indebtedness under letters of credit issued upon the application of any Subsidiary in connection with reinsurance contracts.

Limitation on Issuance and Sale of Voting Stock of Restricted Subsidiaries. The Issuer and the Guarantor will not, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell, lease or otherwise dispose of any Voting Stock in any Restricted Subsidiary to any person (other than the Issuer, the Guarantor or a wholly owned Restricted Subsidiary of the Issuer or the Guarantor), unless, immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, the aggregate principal amount of the aggregate Indebtedness of the Guarantor and its Subsidiaries, calculated on a pro forma basis after such issuance, transfer, conveyance, sale, lease or other disposition, as the case may be, and application of the proceeds thereof, does not exceed 50% of the Total Consolidated Capitalization.

Merger, Consolidation and Sale of Assets

The Issuer and the Guarantor will not, in a single transaction or a series of related transactions, (1) consolidate or merge with or into another person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Subsidiaries taken as a whole or the Guarantor and its Subsidiaries taken as a whole to another person or persons, unless:

•	either: (a) the Issuer or the Guarantor is the surviving corporation; or (b) the person formed by or surviving any such consolidation or merger (if other than the Issuer or the Guarantor) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia, or Canada or any province thereof and (ii) assumes all the obligations of the Issuer and the Guarantor under the Notes, the Indenture and the registration rights agreements pursuant to agreements reasonably satisfactory to the Trustee;

•	the ratings on the Notes are not lowered by either of S&P or DBRS as a result of such transaction, after giving effect to such transaction;

•	no Event of Default (as defined below) and no event which, after notice or lapse of time, or both would become an Event of Default shall have happened and be continuing under the Indenture; and

•	such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of counsel, be upon such terms as substantially to preserve and not to impair in any material respect the rights and powers of the Trustee and the holders of the Notes under the Indenture.

In addition, the Issuer and the Guarantor will not and will not permit any Restricted Subsidiary to, directly or indirectly, lease all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole or the Guarantor and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other person. At no time will the Guarantor permit or cause the Issuer to be owned, in whole or in part, directly or indirectly, by any person other than the Guarantor or a non-operating Subsidiary of the Guarantor.

Commission Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Guarantor will furnish to the Trustee and, upon request to any Holder, within the time periods specified in the Commission’s rules and regulations, or within 15 days after filing with the Commission:

•	all annual financial information that would be required to be contained in a filing with the Commission on Form 40-F if the Guarantor were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Guarantor’s independent accountants; and

•	all quarterly and current reports that would be required to be filed with the Commission on Form 6-K if the Guarantor were required to file these reports.

In addition, following the consummation of the exchange offer, whether or not required by the Commission, the Guarantor will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept the filing) and make the information available to prospective investors upon request. The Issuer and the Guarantor have agreed that, for so long as any Notes remain outstanding, the Guarantor will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

The Indenture provides that an “Event of Default” in respect of the Notes will occur upon:

•	the Issuer’s failure to pay any principal of, or premium (if any) on, the Notes when due;

•	the Issuer’s failure to pay any interest or the Guarantor’s failure to pay Additional Amounts (if any) on the Notes when due and the continuance of such default for a period of 30 days;

•	the Issuer’s or Guarantor’s failure to perform or observe any other covenant or agreement of the Issuer or Guarantor, respectively, under the Indenture, any supplemental indenture thereto or the Notes and the continuance of such default for a period of 60 days after written notice thereof to the Issuer by the Trustee;

•	the failure of the Issuer, the Guarantor or any of their Subsidiaries to pay to any Person any Indebtedness in the principal amount of $25 million or greater and such default has not been waived by such Person within the applicable cure period;

•	the failure of the Issuer, the Guarantor or any of their Subsidiaries to perform any term, covenant, condition or provision applicable to any Indebtedness and such failure results in acceleration of the maturity of Indebtedness exceeding $25 million in aggregate;

•	certain events of insolvency or bankruptcy of the Issuer, the Guarantor or any of their Restricted Subsidiaries;

•	if a final judgment (not subject to appeal) is rendered against the Issuer, the Guarantor or any of their Subsidiaries in an aggregate amount in excess of $25 million by a court of competent jurisdiction which judgment remains undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired;

•	if any representation or warranty made by the Issuer or the Guarantor in the Indenture is proved to be incorrect in any material respect, unless such incorrect representation or warranty is capable of being corrected and the Issuer or the Guarantor shall fail to make good such default within a period of 60 days following written notice from the Trustee specifying the incorrect representation or warranty; or

•	the Parent Guarantee ceases to be in full force and effect (other than in accordance with its terms) or the Guarantor denies or disaffirms its obligations under the Parent Guarantee.

If an Event of Default has occurred and is continuing (other than an Event of Default involving insolvency or bankruptcy as described above), the Trustee may in its discretion and shall, upon the request of holders of not less than 25% in principal amount of the Notes, declare the principal of and premium, if any, and interest on all outstanding Notes to be immediately due and payable. If an Event of Default involving insolvency or bankruptcy as described above has occurred and is continuing, all principal of and premium, if any, and accrued interest on the outstanding Notes shall become immediately due and payable without any act or declaration by the Trustee or any holder of the Notes.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee indemnity reasonably satisfactory to the Trustee. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default,

•	the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered indemnity reasonably satisfactory to the Trustee to institute such proceeding as Trustee, and

•	the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest and Special Interest, if any, on, such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the registered holders of a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium, interest or Special Interest, if any, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note as described in the next sentence) with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

•	reduce the amount of Notes whose holders must consent to an amendment or waiver,

•	reduce the rate of or extend the time for payment of interest and Special Interest, if any, on any Note,

•	reduce the principal of or change the Stated Maturity of any Note,

•	make any Note payable in money other than that stated in the Note,

•	impair the right of any holder of the Notes to receive payment of principal of, premium, if any, and interest and Special Interest, if any, on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes or the Parent Guarantee,

•	subordinate the Notes or the Parent Guarantee to any other obligation of the Issuer or the Guarantor,

•	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under “—Optional Redemption” or “—Additional Amounts” above;

•	make any change to the Indenture or the Notes that would result in the Issuer or the Guarantor being required to make any withholding or deduction from payments made under or with respect to the Notes (including payments made pursuant to the Parent Guarantee),

•	make any change in the Parent Guarantee that would adversely affect the rights of holders to receive payments under the Parent Guarantee,

•	make any change in the amendment provisions which require the consent of each holder or in the waiver provisions, or

•	make any change in the provisions of the Indenture described under “—Additional Amounts” that adversely affects the rights of any holder or amend the terms of the Notes or the Indenture in a way that would result in the loss to any holder of an exemption from any of the Taxes described thereunder.

Without the consent of any holder of the Notes, the Issuer, the Guarantor and the Trustee may amend the Indenture to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a Surviving Person of the obligations of the Issuer and the Guarantor, as applicable, under the Indenture, provided that the Issuer and Guarantor deliver to the Trustee:

•	an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such assumption by a successor corporation and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such assumption had not occurred, and

•	an Opinion of Counsel in Canada to the effect that holders of the Notes will not recognize income, gain or loss for Canadian tax purposes as a result of such assumption by a successor corporation and will be subject to Canadian taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would have been the case if such assumption had not occurred;

•	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

•	add additional guarantees with respect to the Notes;

•	make any change that would provide additional rights or benefits to the holders of the Notes or that does not adversely affect the rights of the holders of the Notes;

•	provide for the issuance of additional Notes in accordance with the Indenture; and

•	comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act or other applicable trust indenture legislation.

The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Issuer is required to mail to each registered holder of the Notes at such holder’s address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

When we use the term defeasance, we mean discharge from some or all of the obligations of the Issuer or the Guarantor under the Indenture. If the Issuer or the Guarantor, as the case may be, deposits with the Trustee sufficient cash or government securities to pay the principal, interest and any other sums due to the stated maturity date of the Notes and, if issued, Exchange Notes, then at its option:

•	it will be discharged from its obligations with respect to the Original Notes and, if issued, Exchange Notes; or

•	it will no longer be under any obligation to comply with certain restrictive covenants under the Indenture, and certain events of default will no longer apply to it.

If this happens, the holders of the Original Notes and, if issued, Exchange Notes, will not be entitled to the benefits of the Indenture, except for registration of transfer and exchange thereof, and replacement of those that are lost, stolen or mutilated. These holders may look only to those deposited funds or obligations for payment.

The Issuer or the Guarantor, as the case may be, must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Notes to recognize income, gain or loss for U.S. federal income tax purposes. The Issuer and the Guarantor have been informed that their bank lenders will prohibit any defeasance under the Indenture without their prior written consent.

Consent to Jurisdiction and Service of Process

The Guarantor irrevocably appointed Lord, Bissell & Brook LLP, 885 Third Avenue, 26th Floor, New York, New York 10022, as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes brought in any Federal or state court located in the Borough of Manhattan New York City, and each of the parties has submitted to the jurisdiction thereof.

Governing Law

The Indenture and the Original Notes are, and the Exchange Notes will be, governed by the internal laws of the State of New York without reference to principles of conflicts of law.

Enforceability of Judgments

The Guarantor has been informed by its Canadian counsel, Fogler, Rubinoff LLP, that the laws of the Province of Ontario permit an action to be brought before a court of competent jurisdiction in the Province of Ontario (a “Canadian Court”) to recognize and enforce a final and conclusive judgment in personam against the judgment debtor of any Federal or state court located in the Borough of Manhattan in The City of New York (a “New York Court”) that is not impeachable as void or voidable under the laws of the State of New York (“New York Law”) for a sum certain if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by a Canadian Court (and submission by the Guarantor in the Indenture to the non-exclusive jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice in contravention of the fundamental principles of procedure and the decision and the enforcement thereof would not be inconsistent with public policy as the term is understood under the laws of the Province of Ontario; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced within applicable limitation periods.

In addition, under the Currency Act (Canada), a Canadian Court may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a Canadian Court will render its decision in the Canadian currency equivalent of such foreign currency.

In the opinion of such counsel, a Canadian Court would not avoid enforcement of judgments of a New York Court respecting the Indenture or the Notes on the basis of public policy, as that term is understood under the laws of the Province of Ontario, or the federal laws of Canada applicable therein.

The Trustee

The BNY Midwest Trust Company is the Trustee under the Indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain Definitions

Set forth below is a summary of some of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Applicable GAAP” means generally accepted accounting principles in the United States or in Canada, consistently applied, as in effect from time to time and as followed by the Issuer or the Guarantor, as the case may be.

“Capital Lease” means any lease of any property (whether real, personal or mixed) by any person as lessee that, in accordance with Applicable GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such person or otherwise be disclosed as such in a note to such balance sheet.

“Capitalized Lease Obligations” means monetary obligations under agreements for the lease or rental of real or personal property that in accordance with Applicable GAAP are required to be classified and accounted for as Capital Leases, and the amount of such obligations shall be the capitalized amount thereof, determined in accordance with Applicable GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Consolidated Total Assets” means in respect of the Guarantor and its Subsidiaries, as of the date of determination thereof and as determined in accordance with Applicable GAAP on a consolidated basis, without duplication, an amount equal to the total assets of the Guarantor and its Subsidiaries.

“Indebtedness” means (without duplication), with respect to any person:

•	every obligation of such person for money borrowed;

•	every obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

•	every reimbursement obligation of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person; and

•	every obligation of the type referred to in the first through third bullets above of another person the payment of which such person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of this clause, to the extent such person has guaranteed or is responsible or liable for such obligations).

“Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property (including shares), title to which has been acquired or will be acquired upon payment of such purchase price, or Indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property or any refinancing of such Indebtedness or outstanding balance.

“Restricted Subsidiary” means any Subsidiary of Kingsway Financial in which (a) Kingsway Financial’s and its other Subsidiaries’ aggregate investments in and advances to such Subsidiary exceed 10% of the total assets of Kingsway Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or (b) Kingsway Financial’s and its Subsidiaries’ proportionate share of the total assets of such Subsidiary exceeds 10% of the total assets of Kingsway Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or (c) Kingsway Financial’s and its other Subsidiaries’ equity in the income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of such Subsidiary exceeds 10% of such income of Kingsway Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

“Subsidiary” of any person means a person more than 50% of the outstanding voting interests in which are owned, directly or indirectly, by such person or by one or more other Subsidiaries of such person or by such person and one or more Subsidiaries thereof.

“Total Consolidated Capitalization” means at any date, without duplication, the sum of: (a) aggregate amount of shareholders’ equity of the Guarantor as shown on the most recent quarterly or annual consolidated balance sheet of the Guarantor, presented in accordance with Applicable GAAP, and (b) the aggregate amount of Indebtedness of the Guarantor and its Subsidiaries.

“Voting Stock” means securities or other ownership interest of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Book-Entry Issuance

DTC will act as securities depositary for the Notes represented by one or more global certificates. Except as described below, the Notes will be issued only as fully-registered securities in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global securities will be issued for the Notes and will be deposited with DTC or its agent.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants deposit with DTC. DTC also facilitates the post-trade settlement among its participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between its participants’ accounts. This eliminates the need for physical movement of securities certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of DTC’s participants and subsidiaries of DTC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with DTC’s participants, either directly or indirectly. The DTC Rules applicable to its participants are on file with the Commission. More information about DTC can be found at www.dtcc.com.

Purchases of Notes under the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note, or beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the Notes. DTC’s records reflect only the identity of the direct participants to whose accounts those Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Notes are being redeemed, the amount to be redeemed will be determined in accordance with the Indenture.

None of DTC, Cede & Co., or any other nominee will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds and principal and interest payments on the Notes will be made to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Issuer or the Trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not that of DTC, the Trustee or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or other nominee requested by an authorized representative of DTC) is the responsibility of the Issuer, the Guarantor or the Trustee, disbursement of the payments to direct participants will be the responsibility of DTC, and disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the Notes among DTC participants, DTC may discontinue providing its services or securities depository with respect to the Notes at any time by giving reasonable notice to the Issuer or the Trustee. Under these circumstances, in the event a successor securities depositary is not obtained, definitive certificates representing the Notes are required to be printed and delivered to each holder.

In addition, the Issuer has the option to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary) and, after an event of default under the Indenture, the holders of a majority of the aggregate principal amount of the Notes also may determine to discontinue the system of book-entry transfers through DTC. In either of these events, definitive certificates for the Notes will be printed and delivered to each holder.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. Neither Kingsway America nor Kingsway Financial has any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

THE EXCHANGE OFFER

Registration Rights

We sold the Original Notes on January 28, 2004 and March 15, 2004 to the initial purchaser, who resold the Original Notes to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in two private offerings. In connection with those offerings, we and the initial purchaser entered into registration rights agreements for the benefit of the holders of the Original Notes providing for, among other things, the exchange offer. Copies of the registration rights agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.

Kingsway America and Kingsway Financial agreed pursuant to the registration rights agreements to:

•	file with the Commission a registration statement (the “Exchange Offer Registration Statement”) relating to a registered exchange offer for the Original Notes on or prior to May 27, 2004;

•	use their best efforts to cause the Commission to declare the Exchange Offer Registration Statement effective under the Securities Act no later than July 26, 2004;

•	use their best efforts to cause the Exchange Offer Registration Statement to remain effective until the closing of the exchange offer; and

•	use their best efforts to complete the exchange offer no later than 45 days after the exchange offer Registration Statement becomes effective.

The exchange offer is being made pursuant to the registration rights agreements to satisfy our obligations under those agreements. Upon completion of the exchange offer, we will not be required to file any registration statement to register any outstanding Original Notes. If you do not tender your Original Notes, or if your Original Notes are tendered but not accepted, you generally will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if you wish to sell your Original Notes.

Terms of the Exchange Offer

Kingsway America and Kingsway Financial will keep the exchange offer open for at least 20 business days (or longer, if required by applicable law or otherwise extended by Kingsway America and Kingsway Financial, at their option) after the date notice of the exchange offer is mailed to the holders of the Original Notes. During the exchange offer, Kingsway America and Kingsway Financial will offer to all holders of Original Notes who are legally eligible to participate in the exchange offer the opportunity to exchange their Original Notes for Exchange Notes.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date. We will issue up to US$125 million aggregate principal amount of Exchange Notes in exchange for a like aggregate principal amount of outstanding Original Notes that are validly tendered and accepted in the exchange offer. Subject to the conditions of the exchange offer described below, we will accept any and all Original Notes that are validly tendered. You may tender some or all of your Original Notes pursuant to the exchange offer.

The exchange offer is not conditioned upon any number or aggregate principal amount of Original Notes being tendered.

The form and terms of the Exchange Notes will be the same in all material respects as the form and terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting their transfer and will not be eligible to receive payment of Special Interest. The

Exchange Notes will not represent additional indebtedness of Kingsway America and will be entitled to the benefits of the Indenture, which is the same Indenture under which the Original Notes were issued. Original Notes that are accepted for exchange will be cancelled and retired.

Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid on the Original Notes or, if no interest has been paid on the Original Notes, January 28, 2004. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the Original Notes, January 28, 2004. Original Notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your Original Notes are accepted for exchange, you will not receive any payment in respect of interest on the Original Notes for which the record date occurs on or after completion of the exchange offer.

You do not have any appraisal or dissenters’ rights under the Indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements. If you do not tender your Original Notes for exchange or if your tender is not accepted, your Original Notes will remain outstanding and you will be entitled to the benefits of the Indenture, but will not be entitled to any registration rights under the registration rights agreements.

We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of acceptance to the exchange agent for the exchange offer. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return the certificates (if any) for the unaccepted Original Notes to the tendering holders of those Original Notes, without expense, as promptly as practicable after the expiration date.

Conditions of the Exchange Offer

Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or Commission staff interpretation. Accordingly, we will not be required to accept for exchange any Original Notes tendered and may terminate or amend the exchange offer as provided herein before the acceptance of any Original Notes if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

•	there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or Commission staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted regardless of the circumstances giving rise to the conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion. If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding upon all parties.

Expiration Date; Extension; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on July 14, 2004, unless extended (the “expiration date”). We reserve the right to extend the exchange offer at our discretion, in which event the term “expiration date” shall mean the time and date on which the exchange offer as so extended shall expire. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement to that effect, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion, to:

•	delay accepting for exchange any Original Notes for Exchange Notes or to extend or terminate the exchange offer and not accept for exchange any Original Notes for Exchange Notes if any of the events set forth above under “—Conditions of the Exchange Offer” occur and we do not waive the condition by giving oral or written notice of the delay or termination to the exchange agent; or

•	amend the terms of the exchange offer in any manner.

Any delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by a public announcement of the delay. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of Original Notes of the amendment, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders of the Original Notes, if the exchange offer would otherwise expire during that five to ten business day period. The rights we have reserved in this paragraph are in addition to our rights set forth above under “—Conditions of the Exchange Offer.”

Procedures For Tendering

Only a holder of Original Notes may tender them in the exchange offer. To validly tender in the exchange offer by book-entry transfer, you must deliver an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, and the Original Notes must be tendered pursuant to the procedures for book-entry transfer set forth below. To validly tender by means other than book-entry transfer, you must deliver a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents and the Original Notes, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure set forth below must be complied with. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

The term “agent’s message” means, with respect to any tendered Original Notes, a message transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from each tendering participant to the effect that, with respect to those Original Notes, the participant has received and agrees to be bound by the letter of transmittal and that Kingsway America or Kingsway Financial may enforce the letter of transmittal against the participant. The term “book- entry confirmation” means a timely confirmation of a book-entry transfer of Original Notes into the exchange agent’s account at DTC.

If you tender an Original Note, and do not validly withdraw your tender, your actions will constitute an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of your Original Notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or Original Note should be sent to Kingsway America or Kingsway Financial; instead, they should be sent to the exchange agent. You may request that your broker, dealer, commercial bank, trust company or nominee effect the tender for you.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the Original Notes are being tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an “eligible institution”).

If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless we waive it, evidence satisfactory to us of their authority to act must be submitted with the letter of transmittal.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Original Notes. Our determination will be final and binding. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties.

Unless waived, you must cure any defects or irregularities in connection with tenders of your Original Notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of Original Notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of Original Notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion (subject to the limitations contained in the Indenture):

•	to purchase or make offers for any Original Notes that remain outstanding after the expiration date; and

•	to the extent permitted by applicable law, to purchase Original Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers could differ from the terms of the exchange offer.

Under existing interpretations of the Securities Act by the staff of the Commission contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the Exchange Notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Notes, as set forth below). However, any purchaser of Original Notes who is an “affiliate” (as defined in Rule 405 under the Securities Act) of Kingsway America or Kingsway Financial who intends to participate in the exchange offer for the purpose of distributing the Exchange Notes or who is a broker-dealer who purchased Original Notes from us to resell pursuant to Rule l44A or any other available exemption under the Securities Act (1) will not be able to rely on the interpretations of the staff of the Commission, (2) will not be able to tender its Original Notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless that sale or transfer is made pursuant to an exemption from these requirements.

If you wish to exchange your Original Notes for Exchange Notes in the exchange offer, you will be required to make certain representations. These representations include that:

•	any Exchange Notes to be received by you will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the Original Notes or Exchange Notes;

•	you are not an “affiliate” of Kingsway America or Kingsway Financial (as defined in Rule 405 under the Securities Act);

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in, the distribution of the Exchange Notes;

•	if you are a broker-dealer, you will receive Exchange Notes for your own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of the Exchange Notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

In addition, in connection with any resales of Exchange Notes, any broker-dealer (a “Participating Broker-Dealer”) that acquired the Original Notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Original Notes) with the prospectus contained in the Exchange Offer Registration Statement. Kingsway America and Kingsway Financial have agreed to make available for a period ending on the earlier to occur of (1) the date when all Exchange Notes held by Participating Broker-Dealers have been sold and (2) 180 days after consummation of the Exchange Offer, a prospectus meeting the requirements of the Securities Act to any Participating Broker-Dealer and all other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of Exchange Notes. A Participating Broker-Dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreements (including certain indemnification rights and obligations thereunder).

Guaranteed Delivery Procedures

If you wish to tender your Original Notes and either your Original Notes are not immediately available, or you cannot deliver your Original Notes and other required documents to the exchange agent, or cannot complete the procedure for book-entry transfer prior to the expiration date, you may effect a tender if:

•	you make a tender through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth your name and address, the certificate number(s) of the Original Notes (if available) and the principal amount of Original Notes tendered together with a duly executed letter of transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, the certificate(s) representing the Original Notes to be tendered, in proper form for transfer (or a confirmation of a book-entry transfer into the exchange agent’s account at DTC of Original Notes delivered electronically) and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the certificate(s) representing all tendered Original Notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at DTC of Original Notes delivered electronically) and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Upon request to the exchange agent, you will be sent a notice of guaranteed delivery if you wish to tender your Original Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw any tenders of Original Notes at any time prior to 5:00 p.m., New York City time, on the expiration date, unless previously accepted for exchange.

For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date, and prior to acceptance for exchange by Kingsway America and Kingsway Financial. Any notice of withdrawal must:

•	specify the name of the person having tendered the Original Notes to be withdrawn;

•	identify the Original Notes to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of the Original Notes);

•	be signed in the same manner as the original signature on the letter of transmittal by which the Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of the Original Notes into the name of the person withdrawing the tender; and

•	specify the name in which any Original Notes are to be registered, if different from that of the person having tendered the Original Notes.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices. This determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Exchange Notes will be issued with respect to them unless the Original Notes so withdrawn are validly re-tendered. Any Original Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to you, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn Original Notes by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Consequences of Failure to Exchange

As a result of making of this exchange offer, we will have fulfilled some of our obligations under the registration rights agreements. You generally will not have any further registration rights under the registration rights agreements or otherwise if you do not tender your Original Notes. Accordingly, if you do not exchange your Original Notes for Exchange Notes, you will continue to hold your untendered Original Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except to the extent of those rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer (including the right to receive Special Interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of Original Notes to become effective on or prior to July 26, 2004, as described under the section entitled “—Registration Rights” beginning on page 77 of this prospectus).

The Original Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain restricted securities. Accordingly, you may only resell the Original Notes:

•	to us or any of our subsidiaries;

•	to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in compliance with Rule 144A;

•	pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

•	pursuant to a registration statement which has been declared effective under the Securities Act (and which continues to be effective at the time of such resale); or

•	pursuant to another exemption under the registration requirements of the Securities Act.

To the extent that any Original Notes are tendered and accepted in the exchange offer, the trading market, if any, for the untendered Original Notes could be adversely affected.

Termination of Certain Rights

You will not be entitled to certain rights under the registration rights agreements following the completion of the exchange offer. The right that will terminate is the right to receive Special Interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of Original Notes to become effective on or prior to July 26, 2004, as described under the section entitled “—Registration Rights” beginning on page 77 of this prospectus.

Other

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs or those of our subsidiaries since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of Notes in that jurisdiction.

We may in the future seek to acquire Original Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Original Notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any Original Notes.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized over the term of the Notes under generally accepted accounting principles.

Exchange Agent

BNY Midwest Trust Company has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent, as follows:

By mail, hand or overnight courier:	By facsimile:

The Bank of New York	The Bank of New York
CORPORATE TRUST REORGANIZATION UNIT	(212) 298-1915

101 Barclay Street - 7 East

New York, New York 10286

For information or confirmation by telephone:

The Bank of New York

(212) 815-3738

Requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by electronic mail, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

Transfer Taxes

Holders who tender their Original Notes in the exchange offer will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register Exchange Notes in the name of, or request that Original Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Shelf Registration

Kingsway America and Kingsway Financial may be required to file a shelf registration statement to permit certain holders of Registrable Notes (as defined below) who were not eligible to participate in the exchange offer to resell the Registrable Notes periodically without being limited by the transfer restrictions.

Kingsway America and Kingsway Financial will only be required to file a shelf registration statement if:

•	after the date the Original Notes are issued, there is a change in law or applicable interpretations of the law by the staff of the Commission, and as a result Kingsway America and Kingsway Financial are not permitted to effect the exchange offer as contemplated by the registration rights agreements; or

•	the Exchange Offer Registration Statement is not declared effective by July 26, 2004 or (b) the exchange offer is not consummated within 45 days after the Exchange Offer Registration Statement is declared effective, but Kingsway America and Kingsway Financial may terminate this shelf registration statement at any time, without penalty, if the exchange offer is consummated.

If a shelf registration statement is required, Kingsway America and Kingsway Financial will:

•	file the shelf registration statement with the Commission no later than (a) July 26, 2004 or (b) the 60th day after that filing obligation arises, whichever is later;

•	use their best efforts to cause the shelf registration statement to be declared effective by the Commission no later than September 24, 2004; and

•	use their best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any Original Notes are originally issued or, if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144(k) under the Securities Act or cease to be Registrable Notes.

Notwithstanding the foregoing, during any 365-day period Kingsway America and Kingsway Financial may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus for up to two periods of up to 45 consecutive days each but not more than an aggregate of 90 days during any 365-day period if:

•	such action is required by applicable law;

•	such action is taken by us in good faith and for valid business reasons, including the acquisition or divestiture of assets or a material corporate transaction or event; or

•	the happening of any event or the discovery of any fact that makes any statement made in the shelf registration statement or the related prospectus untrue in any material respect or constitutes an omission to state a material fact in the shelf registration statement or the related prospectus.

Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt of notice from us.

The shelf registration statement will permit only certain holders to resell their Original Notes from time to time. In particular, these holders must:

•	provide certain information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the registration rights agreements (including certain indemnification obligations).

A holder who sells Registrable Notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a copy of the prospectus to purchasers. If Kingsway America and Kingsway Financial are required to file a shelf registration statement, they will provide to each holder of Registrable Notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales, and will be bound by the provisions of the registration rights agreements which are applicable to these holders (including certain indemnification obligations).

Special Interest

If a Registration Default (as defined below) occurs, then Kingsway America and Kingsway Financial will be required to pay Special Interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, Kingsway America and Kingsway Financial will pay additional interest on the Registrable Notes at a rate of 0.25% per annum. If a Registration Default occurs and continues for a period of more than 90 days, then the amount of Special Interest Kingsway America and Kingsway Financial are required to pay on the Registrable Notes will increase effective from the 91st day, in such period by an additional 0.25% per annum until all Registration Defaults have been cured. However, in no event will the rate of Special Interest exceed 0.50% per annum. Such Special Interest will accrue only for those days that a

Registration Default occurs and is continuing. All accrued Special Interest will be paid to the holders of the Original Notes in the same manner as interest payments on the Original Notes, with payments being made on the interest payment dates for Original Notes. Following the cure of all Registration Defaults, no more Special Interest will accrue unless a subsequent Registration Default occurs. Special Interest will not be payable on any Original Notes other than Registrable Notes.

You will not be entitled to receive any Special Interest on any Registrable Notes if you were, at any time while the exchange offer was pending, eligible to exchange, and did not validly tender, your Registrable Notes for Exchange Notes in the Exchange Offer.

A “Registration Default” would occur if:

•	Kingsway America and Kingsway Financial fail to file the Exchange Offer Registration Statement on or prior to May 27, 2004;

•	the Exchange Offer Registration Statement is not declared effective by the Commission on or prior to July 26, 2004;

•	Kingsway America and Kingsway Financial fail to complete the Exchange Offer on or prior to 45 days after the Exchange Offer Registration Statement becomes effective; and

•	the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the Notes during the periods specified in the registration rights agreements, except as a result of the exercise by Kingsway America and Kingsway Financial of their right to suspend use of the shelf registration statement and the related prospectus as described under “—Shelf Registration” above.

“Registrable Notes” means the Original Notes; provided, however, that any Original Notes shall cease to be Registrable Notes when (1) a registration statement with respect to those Original Notes has been declared effective under the Securities Act and those Original Notes have been disposed of pursuant to the registration statement, (2) those Original Notes have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule l44A) under the Securities Act, (3) those Original Notes have ceased to be outstanding or (4) those Original Notes have been exchanged for Exchange Notes which have been registered pursuant to the Exchange Offer Registration Statement upon consummation of the exchange offer, subject, in the case of this clause (4), to certain exceptions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. Holder (as defined below). It applies only to Notes held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to a U.S. Holder and does not discuss the tax consequences applicable to particular classes of U.S. Holders that may be subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect mark to market, banks or thrift institutions, tax-exempt organizations, S corporations, insurance companies, persons that hold Notes as a position in a straddle or as part of a hedging, constructive sale or conversion transaction, real estate investment trusts, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, or persons who are subject to the tax rules applicable to expatriation with a tax avoidance motive. This summary also does not address the tax consequences to shareholders or beneficiaries in any entity that holds Notes. In addition, this summary does not describe any alternative minimum tax or foreign, state or local tax considerations. This summary is based on the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings by the Internal Revenue Service (“IRS”) and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

We recommend that prospective purchasers of Notes and exchanging U.S. Holders consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the acquisition, ownership and disposition of Notes.

For the purposes of this summary, a U.S. Holder is a beneficial owner that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate that is subject to U.S. federal income tax without regard to the source of its income; or

•	a trust if (i) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust has elected to be treated as a United States person under applicable Treasury regulations.

If a partnership holds Notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership should consult its tax advisors concerning the consequences, under the Code and the laws of any other taxing jurisdiction, of the ownership of the Notes by such partnership.

The exchange of an Original Note for an Exchange Note in the exchange offer is not a taxable exchange. As a result, a U.S. Holder will not recognize any gain or loss upon exchanging an Original Note for an Exchange Note. The holding period of an Exchange Note will include the holding period of the Original Note exchanged, and the adjusted tax basis of the Exchange Note received will be the same as the adjusted tax basis of the Original Note exchanged immediately before the exchange. The exchange offer should not result in any U.S. federal income tax consequences to a non-exchanging U.S. Holder.

For U.S. federal income tax purposes, interest on a Note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such U.S. Holder’s method of accounting for such purposes. Exchanging U.S. Holders who acquired an Original Note and U.S. Holders who purchase a Note at a price other than the stated redemption price at maturity should consult their tax advisors as to the possible applicability to them of the amortizable bond premium, original issue discount or market discount rules, as the case may be.

Upon the sale or exchange of a Note (other than the exchange of an Original Note for an Exchange Note, as described above), a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized on such sale or exchange (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest) and such U.S. Holder’s adjusted tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year. A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to limitations.

If payments are made under the Parent Guarantee and Canadian income taxes are imposed on U.S. Holders with respect to the payment and additional amounts are paid for such foreign income taxes, those additional amounts will likely be taxable as foreign source income to U.S. Holders. However, those foreign income taxes will generally be treated as foreign taxes eligible for (a) credit against the U.S. Holder’s U.S. federal income tax liability, subject to limitations, or (b) at the U.S. Holder’s election, deduction in computing the U.S. Holder’s taxable income.

Information reporting of payments of principal and interest to non-corporate U.S. Holders generally will be made on IRS Form 1099. A U.S. Holder may be subject to backup withholding tax with respect to interest paid on the Notes and to proceeds from the sale, exchange, redemption or retirement of the Note, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies that it has not lost its exemption from backup withholding or has not been notified by the IRS that it has failed to report any interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Note who does not provide us with the holder’s correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the holder’s U.S. federal income tax liability.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of Exchange Notes received in exchange for Original Notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the Exchange Notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, we are entitled under the registration rights agreements to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

•	the Commission or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

•	the Commission or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

•	we receive notification of the suspension of the qualification of the Exchange Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

•	the suspension is required by law; or

•	an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those Exchange Notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the Exchange Notes. Any broker-dealer that resells Exchange Notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of Exchange Notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain U.S. federal income tax matters, the validity of the Notes and other various legal matters will be passed upon for Kingsway Financial and Kingsway America by Lord, Bissell & Brook LLP, Chicago, Illinois. Other various legal matters will be passed upon for Kingsway Financial by Fogler, Rubinoff LLP.

INDEPENDENT AUDITORS

KPMG LLP, Chartered Accountants domiciled in Canada (“KPMG Canada”), have audited our consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, as set forth in their auditors’ report. We have incorporated by reference our consolidated financial statements into this prospectus in reliance on KPMG Canada’s report. KPMG Canada’s consent to the incorporation by reference of their auditor’s report in this prospectus is included as an exhibit to the registration statement of which this prospectus forms a part.

KPMG LLP, independent auditors domiciled in the United States (“KPMG U.S.”), have audited the consolidated financial statements of American Country as at December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, and for the three months ended March 31, 2002, as set forth in their auditors’ report thereon. We have incorporated such financial statements of American Country by reference into this prospectus from our Form 6-K filed on September 12, 2003, as amended, in reliance on KPMG U.S.’s report. KPMG U.S.’ consent to the incorporation by reference of their auditor’s report in this prospectus is included as an exhibit to the registration statement of which this prospectus forms a part.

ENFORCEMENT OF CIVIL LIABILITIES

Kingsway Financial is incorporated under the laws of Ontario, Canada. Most of its directors and executive officers are residents of Canada and a substantial portion of its assets and the assets of these persons are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon Kingsway Financial or such directors and officers or to realize against them in the United States upon judgments of courts of the United States predicated upon civil liabilities of us or such directors and officers under the federal securities laws of the United States or the securities or blue sky laws of any state within the United States. We believe that a judgment of a U.S. court predicated solely upon the civil liability under the Securities Act and/or the Exchange Act would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. There is substantial doubt, however, whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

WHERE YOU CAN FIND MORE INFORMATION

Kingsway Financial is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Under a multi-jurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rule under the Exchange Act which prescribes the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from short swing profit recovery disclosure regime of Section 16 of the Exchange Act. You may read and copy all or any portion of any reports, statements or other information Kingsway Financial files with the Commission at the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also inspect Kingsway Financial’s Commission reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission’s website at http://www.sec.gov.

We do not expect that Kingsway America will file reports and other information under the Exchange Act with the Commission.

Incorporation of Information About Us

We incorporate by reference into this prospectus:

•	Kingsway Financial’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the Commission on May 18, 2004.

•	The section entitled “Executive Compensation” in Kingsway Financial’s Notice of Annual and Special Meeting of Shareholders of Kingsway Financial and Management Information Circular included in Kingsway’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on May 17, 2004.

•	Kingsway Financial’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on March 17, 2004 containing press releases regarding completion of new credit facility, reassignment of A.M. Best financial strength rating and re-opening of Original Note offering.

•	Kingsway Financial’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on February 19, 2004 containing press releases regarding completion of sale of the Original Notes and financial results for the year and quarter ended December 31, 2003.

•	Kingsway Financial’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on January 29, 2004 containing press release regarding the offering of the Original Notes.

•	Kingsway Financial’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on January 16, 2004 containing press release regarding a consolidation of reporting structure.

•	Kingsway Financial’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on September 12, 2003, as amended, containing audited interim consolidated financial statements of American Country for the three months ended March 31, 2002, and annual consolidated financial statements of American Country as at December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000.

All subsequent reports that Kingsway Financial files on Form 40-F and Form 6-K under the Exchange Act prior to the termination of the exchange offer will also be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that it is modified or superseded by a statement that is in this prospectus or in any later filed document that is or is deemed to be incorporated by reference. Any statement that is modified or superseded in this manner will no longer be a part of this prospectus, except as modified or superseded.

You may request a copy, at no cost, of any or all of the filings that are incorporated by reference into this prospectus, excluding exhibits (other than those that we specifically incorporate by reference into the documents that you request) by contacting Kingsway Financial, orally or in writing, at the following address:

Mr. Michael Slan

Corporate Secretary

Suite 4400

Royal Trust Tower

Toronto-Dominion Centre

Toronto, Ontario M5K 1G8

You may also obtain a copy of any documents that we incorporate by reference in this prospectus, at no cost, at the office of the Trustee.

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)

	As at March 31, 2004	As at Dec. 31, 2003
	(unaudited)
ASSETS
Cash	$107,307	$140,883
Investments	2,731,889	2,512,052
Accrued investment income	30,838	21,189
Accounts receivable and other assets	470,325	387,052
Due from reinsurers and other insurers	220,471	176,295
Deferred policy acquisition costs	189,363	167,960
Income taxes recoverable	8,920	—
Future income taxes	69,040	72,184
Capital assets	73,788	66,981
Goodwill and intangible assets	87,838	85,840

	$3,989,779	$3,630,436

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$24,847	$153,895
Accounts payable and accrued liabilities	123,754	128,797
Income taxes payable	—	2,589
Unearned premiums	891,870	776,481
Unpaid claims	1,836,052	1,669,734
Senior unsecured indebtedness	241,813	78,000
Subordinated indebtedness	119,396	115,981

	3,237,732	2,925,477

SHAREHOLDERS’ EQUITY
Share capital Issued and outstanding number of common shares 56,150,828—March 31, 2004 55,829,794—December 31, 2003	471,332	468,668
Contributed surplus	1,027	678
Currency translation adjustment	(81,006)	(94,313)
Retained earnings	360,694	329,926

	752,047	704,959

	$3,989,779	$3,630,436

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2004 and 2003

(In thousands of Canadian dollars, except for per share amounts)

	2004	2003
	(unaudited)
Gross premiums written	$710,445	$702,560

Net premiums written	$684,081	$666,663

Revenue:
Net premiums earned	$584,830	$551,255
Investment income	22,329	15,766
Net realized gains (losses)	6,770	(688)

	613,929	566,333
Expenses:
Claims incurred	422,206	388,664
Commissions and premium taxes	110,555	114,309
General and administrative expenses	41,662	30,432
Interest expense	6,930	4,462
Amortization of intangibles	175	230

	581,528	538,097

Income before income taxes	32,401	28,236
Income taxes	1,633	3,842

Net income	$30,768	$24,394

Earnings per share:
Basic:	$0.55	$0.50
Diluted:	$0.55	$0.49

Weighted average shares outstanding:
Basic:	55,967	48,827
Diluted:	56,344	49,400

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the three months ended March 31, 2004 and 2003

(In thousands of Canadian dollars)

	2004	2003
	(unaudited)
Retained earnings, beginning of period	$329,926	$244,643

Net income for the period	30,768	24,394

Retained earnings, end of period	$360,694	$269,037

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months ended March 31, 2004 and 2003

(In thousands of Canadian dollars)

	2004	2003
	(unaudited)
Cash provided by (used in):

Operating activities:
Net income	$30,768	$24,394
Items not affecting cash:
Amortization	2,109	1,464
Future income taxes	4,311	427
Net realized (gains) losses	(6,770)	688
Amortization of bond premiums and discounts	6,776	2,597

	37,194	29,570
Net change in other non-cash balances:	69,241	66,954

	106,435	96,524
Financing activities:
Increase of share capital	2,664	802
Increase (decrease) in bank indebtedness	(130,463)	15,291
Increase in senior unsecured indebtedness	167,132	—

	39,333	16,093
Investing activities:
Purchase of investments	(690,233)	(2,397,164)
Proceeds from sale of investments	520,775	2,250,813
Financed premiums receivable, net	(2,976)	(67)
Net change to capital assets	(6,910)	415

	(179,344)	(146,003)

Decrease in cash during period	(33,576)	(33,386)

Cash, beginning of period	140,883	244,921

Cash, end of period	$107,307	$211,535

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 as set out on pages 55 to 73 of the Company’s 2003 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2. Stock-based compensation

As reported on pages 62 of the Company’s 2003 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the first quarter 2004, the Company recorded $349,000 of stock-based compensation expense included in employee compensation expense.

For stock options granted in prior years, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended March 31,
	2004	2003
Net income
As reported	$30,678	$24,394
Pro forma	30,152	23,814
Basic earnings per share
As reported	$0.55	$0.50
Pro forma	0.54	0.49
Diluted earnings per share
As report	$0.55	$0.49
Pro forma	0.54	0.48

The per share weighted average fair value of options granted during 2004 and 2003 was $3.79 and $6.11, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at March 31
	2004	2003
Risk-free interest rate	4.34%	5.44%
Dividend yield	0.0%	0.0%
Volatility of the expected market price of the Company’s common shares	45.7%	56.0%
Expected option life (in years)	4.7 years	5.5 years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

3. Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three Months ended March 31, 2004
	Canada	United States	Corporate and Other	Total
Gross premiums written	$164,604	$545,841	$—	$710,445
Net premiums earned	155,157	429,673	—	584,830
Investment income	9,820	12,549	(40)	22,329
Net realized gains	2,348	4,405	17	6,770
Interest expense	—	4,979	1,951	6,930
Amortization of capital assets	191	1,559	277	2,027
Amortization of intangible assets	—	175	—	175
Net income tax expense (recovery)	2,947	(1,554)	240	1,633
Net income (loss)	10,167	21,291	(690)	30,768

Total assets	$1,313,934	$2,633,063	$42,782	$3,989,779
Underwriting profit	2,470	7,937	—	10,407

Claims ratio	72.4%	72.2%	—	72.2%
Expense ratio	26.0%	26.0%	—	26.0%
Combined ratio	98.4%	98.2%	—	98.2%

	Three Months ended March 31, 2003
	Canada	United States	Corporate and Other	Total
Gross premiums written	$127,008	$575,552	$—	$702,560
Net premiums earned	112,180	439,075	—	551,255
Investment income	6,043	9,696	27	15,766
Net realized gains (losses)	(911)	225	(2)	(688)
Interest expense	—	2,464	1,998	4,462
Amortization of capital assets	176	1,326	307	1,809
Amortization of intangible assets	—	230	—	230
Net income tax expense	964	2,638	240	3,842
Net income (loss)	2,992	22,276	(874)	24,394

Total assets	$729,344	$2,325,949	$29,292	$3,084,585
Underwriting profit	163	17,687	—	17,850

Claims ratio	70.1%	70.6%	—	70.5%
Expense ratio	29.8%	25.4%	—	26.3%
Combined ratio	99.9%	96.0%	—	96.8%

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

	Quarter to March 31:
	2004	2003
(Increase) decrease in estimated unpaid claims for prior accident years (note 1):
Canada	$416	$(8,875)
U.S.	(6,903)	(8,446)

Total	$(6,487)	$(17,321)

As a % of net premiums earned (note 2):
Canada	(0.3)%	7.9%
U.S.	1.6%	1.9%

Total	1.1%	3.1%

As a % of unpaid claims (note 3):
Canada	(0.1)%	2.7%
U.S.	0.6%	0.1%

Total	0.4%	1.4%

Note 1 - Changes in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2	- Increase (decrease) in current financial year reported combined ratio
Note 3	- Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

4. Investments

The carrying amounts and fair values of investments are summarized below:

	March 31, 2004
	Carrying Amount	Fair Value
Term deposits	$282,117	$282,510
Bonds:
Government	783,517	796,696
Corporate	1,300,242	1,322,039
Preferred shares	—	—
Common shares	282,113	329,866
Financed premiums	83,900	83,900

	$2,731,889	$2,815,011

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

	December 31, 2003
	Carrying Amount	Fair value
Term deposits	$285,715	$285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

5. Reconciliation of Canadian and United States Generally Accepted Accounting Principles:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company’s consolidated financial statements, are described below:

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	Three months ended March 31,
	2004	2003
Net income based on Canadian GAAP	$30,768	$24,394
Impact on net income of U.S. GAAP adjustments, net of tax:
Deferred start-up costs (note a)	222	252
Equity accounting (note c)	—	(31)

Net income based on U.S. GAAP *	$30,990	$24,615

Other comprehensive income adjustments:
Change in unrealized gain on investments classified as available for sale (note d)	30,585	(10,624)
Change in fair value of interest rate swaps (note e)	1,506	1,865
Less: related future income taxes	7,174	(2,193)

Other comprehensive income (loss) adjustments	24,917	(6,566)
Currency translation adjustments in the period (note f)	13,307	(33,992)

Other comprehensive income (loss)	38,224	(40,558)

Total comprehensive income	$69,214	$(15,943)

* Basic earnings per share based on U.S. GAAP net income	$0.55	$0.50

* Diluted earnings per share based on U.S. GAAP net income	$0.55	$0.50

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

The following table reconciles shareholders’ equity as reported under Canadian GAAP with shareholders’ equity in accordance with U.S. GAAP:

	March 31 2004	Dec 31 2003
Shareholders’ equity based on Canadian GAAP	$752,047	$704,959
Other comprehensive income	62,407	37,490
Cumulative net income impact:
Deferred start-up costs (note a)	(821)	(1,043)
Goodwill amortization (note b)	(1,213)	(1,213)
Other	167	167

Shareholders’ equity based on U.S. GAAP	$812,587	$740,360

Statement of Financial Accounting Standards (SFAS) No. 130 “Reporting Comprehensive Income” requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP. Total cumulative other comprehensive income (loss) amounted to $(18,599) and $(56,823) as at March 31, 2004 and December 31, 2003, respectively.

(a) Deferred start-up costs:

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred.

(b) Goodwill amortization:

Effective January 1, 2002, all existing goodwill which is currently included in the Company’s Consolidated Balance Sheets ceased to be amortized to income over time for both Canadian and U.S. GAAP, and is subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value will be charged to income in the period in which the impairment is determined. The Company adopted this new standard prospectively.

Under Canadian GAAP, guarantee fund assessment liabilities were estimated and accrued at the date of acquisition, which resulted in an increase in the amount of goodwill recorded. Under U.S. GAAP, such costs are expenses in the periods in which the liabilities are estimated.

(c) Equity accounting:

Under Canadian GAAP, the Company’s 25% equity investment in an investee is carried at cost as the Company did not have significant influence over the investee. Under U.S. GAAP the company is deemed to have significant influence because the Company’s equity investment exceeds 20%, and the equity method of accounting is used. This method recognizes the Company’s share of net income or loss of the investee. Also, under U.S. GAAP goodwill is recognized, and prior to December 31, 2001 was being amortized over a period of 10 years.

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

The Company disposed of its equity investment in USA Group in November, 2003 and had to reverse a portion of the gain under U.S. GAAP due to the difference in the cost base of the investment under Canadian and U.S. GAAP.

(d) Portfolio investments:

Under Canadian GAAP, portfolio investments are carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available for sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders’ equity.

(e) Accounting for Derivative Instruments and Hedging Activities:

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), as amended by Statements No. 137 and 138, which established accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met.

The Company adopted this statement effective January 1, 2001 for purposes of its U.S. GAAP reconciliation. The Company has purchased interest rate swap contracts that are designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The terms of the swaps match those of the unsecured credit facility, and were entered into to minimize the Company’s exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income. These interest rate swap contracts expired on March 5, 2004 and were not renewed.

(f) Currency translation adjustments:

The Company reports its results in Canadian dollars. The operations of the Company’s subsidiaries in the United States and Barbados are self-sustaining. These subsidiaries hold all of their assets and liabilities and report their results in U.S. dollars. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. The unrealized gains and losses, which result from translation are deferred and included in shareholders’ equity under the caption “currency translation adjustment”. The currency translation account will change with fluctuations in the U.S. to Canadian dollar exchange rate.

(g) Future accounting pronouncements:

The Company does not expect the adoption of any known proposed accounting pronouncements to have a material impact on its consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

For the three months ended March 31, 2004 and 2003

(Unaudited—tabular amounts in thousands of Canadian dollars)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	March 31, 2004		December 31, 2003
Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.8	x	2.9	x
Interest Coverage Ratio	5.0	x	5.2	x
Total Bank and Senior Debt to Capitalization Ratio	23.8%		22.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

	Quarter to
	March 31, 2004	March 31, 2003
Gross Premiums Written	$549,742	$463,409
Net Premiums Earned	452,541	363,608
Net Income	23,808	16,060
Earnings Per Share—diluted	$0.42	$0.32
Underwriting Profit	$8,053	$11,774
Book Value Per Share	$10.22	$8.44

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7738 and Canadian $1 = U.S. $0.6596 for the quarter ended March 31, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7631 and Canadian $1 = U.S. $0.6831 for March 31, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.